5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44(0)20 7002 7000 Fax +44(0)20 7002 7200 www.oldmutual.com

Securities and Exchange Commi[redacted]
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

15 October 2008

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2 (b) under Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following press releases or other material public documents issued by OM plc up to 30 September 2008:

Ref number	Date of Announcement	Regulatory Headline
130/08	5 August 2008	Update on disposal of Mutual & Federal Insurance Company Limited
132/08	6 August 2008	Interim Results
133/08	6 August 2008	Interim Dividend for the six months ended 30 June 2008
136/08	8 August 2008	Proposed acquisition of stake in ABN Amro Teda
138/08	10 September 2008	Update on US Life
139/08	10 September 2008	Appointment of New Chief Executive
140/08	10 September 2008	Correction of announcement No 138/08
142/08	17 September 2008	Exposure to Lehman Brothers
144/08	18 September 2008	Exposure to American International Group
145/08	29 September 2008	Appointment of New Chief Executive Officer of US Life Business

Yours faithfully,

M. C. Murray
Group Company Secretary
Old Mutual plc

10/23

Ref 130/08

5 August 2008

UPDATE ON DISPOSAL OF MUTUAL & FEDERAL INSURANCE COMPANY LIMITED ("MUTUAL & FEDERAL")

Old Mutual plc announces that it intends to initiate a competitive sale process in September 2008 to dispose of its entire shareholding in Mutual & Federal. Shareholders are referred to Mutual & Federal's cautionary statement in this regard included in its results announcement today.

Financial advisor to Old Mutual plc:
NM Rothschild & Sons (Proprietary) Ltd

Sponsor to Old Mutual plc:
Merrill Lynch South Africa (Proprietary) Ltd

For further information on Old Mutual plc, please visit the corporate website at www.oldmutual.com

Enquiries

Investor Relations

Mary Jackets	UK	+44 (0) 20 7002 7149
Aleida White	UK	+44 (0) 20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672

Media

Matthew Gregorowski	UK	+44 (0)20 7002 7133

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

OLD MUTUAL

Mutual & Federal

Mutual & Federal provides insurance services to the personal, commercial and corporate markets in South Africa, Namibia, Botswana and Zimbabwe.

Old Mutual owns 75% of Mutual & Federal Insurance Company Limited on a fully-diluted basis, after taking account of Mutual & Federal's BEE ownership transactions. Mutual & Federal's shares are listed on the JSE Limited and the Namibian Stock Exchange.

06 August 2008

Old Mutual plc Interim Results
For the six months ended 30 June 2008

Solid progress in turbulent markets

- Net client cash inflows of £3.2 billion, 2% of opening funds under management (FUM) on an annualised basis despite volatile market conditions
- FUM down 7% from 31 December 2007 to £259.4 billion, steady in the second quarter
- Life APE sales up 2% to £872 million
- Mutual fund sales down 18% to £3,420 million: strong Nordic (up 103%) and SA growth more than offset by market declines in UK and US
- Value of new business down 10% at £112 million
- Profit before tax from continuing operations (IFRS) down 2% to £835 million, with basic earnings per share of 11.2p
- Adjusted operating profit* from continuing operations (IFRS basis) up 3% to £745 million (30 June 2007: £721 million)
- Bermuda variable annuity guarantee reserve strengthened, £63 million impacting adjusted operating profit, with a total £107 million impact on IFRS earnings; remedial management actions underway
- Adjusted operating profit* from continuing operations (EEV basis) up 26% to £937 million (30 June 2007: £746 million)
- Adjusted operating earnings per share** (IFRS basis) of 7.7p (30 June 2007: 8.2p)
- Adjusted Embedded Value per share of 143.2p at 30 June 2008 (31 December 2007: 173.3p)
- Interim dividend up 6.5% to 2.45p (34.84 cents***) per share
- Capital position remains strong; £1.5 billion pro-forma FGD surplus

Jim Sutcliffe, Chief Executive, commented:

"We have maintained our earnings at a similar level to last year despite extremely difficult market conditions, which is a testament to our strategy. We have big brands, a leading open architecture business and a track record of providing good investment returns to our clients.

"I am determined to resolve the difficulties in our US Life business and to return it to a proper level of profitability.

"We have solid foundations, a clear strategy and a robust business that is operating well. The dividend increase reflects our strong capital position and the Board's confidence in Old Mutual's prospects."

OLD MUTUAL

Enquiries

Investor Relations

Mary Jackets	UK	+44 (0)20 7002 7149
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672

Media

Matthew Gregorowski	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+44 (0)20 7002 7237

Finsbury

Mike Smith / Brian Cattell	+44 (0)20 7251 3801

Notes

Wherever the terms asterisked in the Financial Highlights are used, whether in the Financial Highlights, the Chief Executive's Statement, the Group Finance Director's Review or the Business Review, the following definitions apply:

* For long-term business and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments, and is stated net of income tax attributable to policyholder returns. For the US Asset Management business, it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, put revaluations related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, and fair value (profits)/losses on certain Group debt movements.

** Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment (BEE) trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and BEE trusts.

*** Indicative only, being the Rand equivalent of 2.45p converted at the exchange rate prevailing on 4 August 2008. The actual amount to be paid by way of final dividend to holders of shares on the South African branch register will be calculated by reference to the exchange rate prevailing at the close of business on 16 October 2008, as determined by the Company, and will be announced on 17 October 2008.

Cautionary statement

This announcement has been prepared solely to provide additional information to shareholders to assess the Group's strategies and the potential for those strategies to succeed. It should not be relied on by any other party or for any other purpose.

This announcement contains forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or any other forward-looking statements that it may make.

Notes to Editors:

A webcast of the presentation and Q&A will be broadcast live at 8.30 a.m. (UK time), 9.30 a.m. (Central European and South African time) today on the Company's website, *www.oldmutual.com.* Analysts and investors who wish to participate in the call should dial the following toll-free numbers:

UK (toll-free)	0500 551 078
US (toll-free)	877 491 0064
Sweden (toll-free)	0200 887 651
South Africa (toll-free)	0800 991 468

Playback (available until midnight on 19 August 2008), access code: 804745:

UK (toll-free)	0800 358 1860
US (toll-free)	888 365 0240
Sweden	08 5052 0333
International	+44 207 031 4064

Copies of these Interim Results, together with high-resolution images and biographical details of the Executive Directors of Old Mutual plc, are available in electronic format to download from the Company's website at http://www.oldmutual.com.

A Financial Disclosure Supplement relating to the Company's Interim Results can be found on the website. This contains key financial data for 2008 and 2007.

Photographs of management are available at the Visual Media website www.vismedia.co.uk

Overview

Old Mutual continues to be robust in what are extremely difficult economic conditions and turbulent global markets. Our business model – specifically the breadth of our product offerings and our geographic spread – gives us resilience and provides an excellent foundation for growth. All but one of our continuing business units have produced good results and earnings have been maintained at a similar level to last year despite the downturn in markets.

In line with our policy of seeking to achieve steadily increasing returns to shareholders, the Board has declared a 6.5% dividend increase which reflects its confidence in the Group's underlying progress and capital strength.

Net client cash flows remain strong

We have continued our strong investment performance. While most global equity markets have fallen some 15-20% during the first six months of the year (with the exception of the JSE) funds under management were down just 7%, an achievement that will not be lost on our clients. Net client cash inflows, at 2% of opening funds under management on an annualised basis is a good result in these difficult markets.

We achieved this investment performance as a result of the dynamic investment strategies adopted by our US affiliates, the early success of Skandia Investment Group and an improved contribution from Old Mutual Investment Group South Africa (OMIGSA) as the boutique asset management model becomes more established.

Steady growth in adjusted operating profit (IFRS basis)

We have continued to maintain a tight control over costs and this has contributed to an increase in adjusted operating profit. In South Africa, profits at Nedbank and OMSA grew strongly, up 19% and 13% respectively in local currency. Based on our '(Assets x Margins) – Expenses' model the delivery of solid earnings as asset prices decline reflects our focus on margin management and expense control.

US

The major disappointment in the period relates to the Bermuda book in our US Life business which has overshadowed an otherwise robust performance by the Group.

Last year we expanded our sales of offshore variable annuity product, with much of the new premium invested in Asian oriented unit trusts and sold predominantly to Asian clients. One of its features, in line with most US style variable annuity product, was minimum return guarantees. Whilst we believed we had hedge programmes to cover the guarantees, it has since become clear that these programmes have only provided, on average, about 60% protection against exceptional market falls.

The volatility of equity markets, especially in Asia, has proved to be much higher than predicted when the products were priced, hence the allowance for the cost of guarantees is inadequate. On 25 June 2008, we announced that we intended to make an Investment Guarantee Reserve (IGR) provision. The position grew substantially worse in the last two weeks of June as well as in early July. We have therefore decided to take a substantially more defensive position than we thought appropriate at that time.

We have set up an IGR through adjusted operating profit (IFRS basis) of £63 million and we have experienced a great deal of short-term volatility, resulting in a further £44 million which we have treated as short-term fluctuations in accordance with our long-term investment return policy. We are seeking ways to limit this volatility and cap the exposure. However, if unit prices remain unaltered in the second half, we expect to strengthen the IGR by a further £10 million to £15 million, and of course the Embedded Value will be affected by the values of the underlying unit trusts.

In order to cover the reserve strengthening, we have made a capital injection of £150 million into this business. Excluding these factors and after adjusting prior year for non recurring items, adjusted operating profit on an IFRS basis was up 14%.

I have set up a far reaching exercise which is already underway to ensure we deal with the issue once and for all. US Life is an important part of our Group and I am determined that we take all the necessary steps to restore it to a proper level of profitability. We will report on our progress on remedial actions at the time of our preliminary results announcement in February next year.

We withdrew the Asian product line in May, and we now intend to withdraw all other products with guarantees where hedging has proved ineffective, as of 15 August 2008. We are keeping all our other products under close scrutiny. Jonathan Nicholls, Group Finance Director and Rosie Harris, Group Head of Risk are leading a project team that will report to me, focussed on reviewing every aspect of our US Life business, paying particular attention to systems, management and risk.

We have already made a number of management changes. Bruce Parker was appointed as CEO of US Life in June and we asked the COO to leave the company. Don Hope, Group Treasurer is moving across to take control of the Bermuda business and we have recruited an additional Vice President of hedging and two of our senior London finance executives have joined the US hedging committee.

We are significantly re-engineering our oversight functions, and have revised our systems that map our funds and products to the indices in order to improve our hedge performance. We are also implementing a review of all our product lines, covering their potential and their risk to introduce the most rigorous oversight of the future conduct of this business. We have also appointed a highly experienced external US Executive to join the review team, who brings significant knowledge of both the industry and turnaround situations.

Longer-term, GDP growth in Asian economies should drive a recovery in Asian markets, and I believe that this business can produce a decent return.

Separately, as a result of the difficult credit markets, impairment losses in our US Life business have increased which has depressed our investment returns.

Our asset management business by contrast continued to prosper. Investment performance in the period remained attractive and the business generated positive net client cash flows in an environment where few have been able to achieve this.

Skandia – a successful acquisition

The integration of Skandia is complete and the business is delivering against the targets we set following the acquisition. We are on track to achieve profits which are three times the 2005 level and we have delivered cost and revenue synergies of £79 million against the initial target of £70 million. We have built a solid foundation from which we can leverage further growth opportunities and operational excellence. Since the acquisition we have seen considerable growth in funds under management and have considerably enhanced our proposition for clients.

Skandia is a leader in the Open Architecture platform model, and we continue to develop investment solutions to meet changing demands of clients in these challenging markets. The new Skandia Investment Group (SIG) is transforming the development of our investment products across Europe. We have launched a number of new funds in 2008, including *European Best Ideas* and SIG is in discussion with other businesses within Old Mutual regarding rolling out the *Best Ideas* concept.

South Africa delivering excellent returns

Much has been made of the challenges facing South Africa at the moment, but we remain confident that the strong economic policies and core approach of a disciplined orderly administration will persist, and we expect reasonable GDP growth this year. Our South African businesses continue to adapt and succeed in the face of the challenges and volatility of the macro-environment.

Our South African business delivered excellent results and is extremely cash generative. Life sales were up 13% on an APE basis, margins were steady at 14% and return on capital was an outstanding 28.3%. We continue to successfully penetrate the retail mass market, which presents good growth opportunities, and unit trust sales increased 26% on an underlying basis as customers shift towards money market funds.

Our boutique asset management model is bedding down well and is delivering improved investment performance and net client cash flows. Meanwhile we continued to strengthen our investment expertise in both our South African and US boutique businesses through small specialist bolt-on acquisitions.

Despite the tougher economic climate, Nedbank delivered a 19% increase in adjusted operating profit (IFRS basis), helped by the profits on the sale of its shares in Visa. Its wholesale businesses continued to perform well, although earnings in the retail businesses fell as a result of higher impairment charges. This impacted on its return on equity,

which was slightly lower than the comparative period but still strong at 18.7% including goodwill. Its return on equity was also affected by the strengthening of its capital position, a necessary step in the current market conditions.

As announced on 5 August 2008, we will be initiating a competitive sale process for Mutual & Federal in September 2008.

Continued growth in Asia

In India, our joint venture business is performing well, we have continued to build our distribution channels and we have met our branch number target. Our new regional head office in Hong Kong is fully staffed and operational. Although markets have been weaker and are becoming more competitive, our team is focused on growing our geographic presence, distribution capability and product range, and continues to recruit high quality people. Our Chinese business faced a more difficult market, and we are busy renovating the product range to face ever increasing competition.

Outlook

As difficult market conditions continue, we maintain our focus on delivering organic growth while keeping a tight rein on expenses and improving risk management. I hope I have left you in no doubt about my own and my team's absolute determination to address the issues at our Bermuda business.

Overall, we should not lose sight of the fact that our business has produced a good result. We have solid foundations, a clear strategy and a robust business that is operating well, and we look forward with confidence.

Jim Sutcliffe
Chief Executive

6 August 2008

Group Highlights (£m)	H1 2008	H1 2007	% Change
Adjusted operating profit from continuing operations (IFRS basis)(pre-tax)	**745**	721	3%
Adjusted operating profit from discontinued operations[1] (IFRS basis) (pre-tax)	**28**	36	(22%)
Adjusted operating earnings per share (IFRS basis)	**7.7p**	8.2p	(6%)
Profit before tax from continuing operations (IFRS)	**835**	851	(2%)
Basic earnings per share (IFRS basis)	**11.2p**	9.6p	17%
Adjusted operating profit from continuing operations (EEV basis) (pre-tax)	**937**	746	26%
Adjusted operating profit from discontinued operations[1] (EEV basis) (pre-tax)	**28**	36	(22%)
Adjusted operating earnings per share (EEV basis)	**10.8p**	8.7p	24%
Life assurance sales (APE)	**872**	859	2%
Unit trust / mutual fund sales	**3,420**	4,171	(18%)
Value of new business	**112**	124	(10%)
PVNBP	**6,668**	6,843	(3%)
Net Client Cash Flows (£bn)	**3.2**	11.8	(73%)
Interim dividend	**2.45p**	2.30p	7%
Group Highlights	**H1 2008**	FY 2007	% Change
Adjusted group embedded value (£bn)	**7.6**	9.4	(19%)
Adjusted group embedded value per share	**143.2p**	173.3p	(17%)
Funds under management (£bn)	**259.4**	278.9	(7%)
Return on equity (annualised basis)[2]	**11.2%**	13.2%	
Return on embedded value	**14.0%**	13.2%	

Net client cash flows delivered during period of market volatility

During the six months ended 30 June 2008 ("H1 2008" or "the period"), Old Mutual delivered strong investment performance in challenging markets with positive net client cash flows, despite actual flows finishing lower than the six months ended 30 June 2007 ("H1 2007" or "the comparative period"). Continued momentum in net client cash flows of £3.2 billion represented 2% of opening funds under management on an annualised basis. Despite the challenges of delivering on absolute investment performance in such volatile markets, our Skandia businesses achieved £1.8 billion of net inflows while the US businesses produced net inflows of £1.6 billion.

Breadth of sales product offering in diverse geographic markets

Life sales on an APE basis were solid overall. In Nordic, we continued to see the benefits of our investment in the sales channel with strong life APE sales (up 39% in local currency). South African life sales were up 13% in Rand terms while in the US, sales were up 20% in local currency. However, UK single premium sales for the period suffered as a result of market conditions with lower pension sales.

Whilst unit trust sales in Nordic and South Africa were pleasing, lower sales in the US, the UK and ELAM more than offset these gains, with weaker Old Mutual Capital mutual fund sales and OMAM UK unit trust sales directly impacted by the more difficult selling environment.

1. The results of the Group's South Africa general insurance business, Mutual & Federal, are shown as a discontinued operation in these interim financial statements.
2. Return on equity is calculated using adjusted operating profit after tax and minority interests on an IFRS basis with allowance for accrued coupon payments on the Group's hybrid capital. The average shareholders' equity used in the calculation excludes hybrid capital.

Value of new business

The value of new business (VNB) was down 10% to £112 million but supported by excellent volumes in Nordic, a solid contribution from OMSA offset by lower volumes in the UK, ELAM and US Life. The APE profit margin was 13%. This was steady in the UK over the comparative period, but down marginally in Nordic and to a greater extent in ELAM where it fell to 10% mainly due to a change in product mix, after exceeding the margin target in 2007. The US Life margin was lower because of a reduction in the margin of variable annuities as a result of increased guarantee costs.

Adjusted operating earnings (IFRS basis)

In spite of the significant impact of Rand currency depreciation and the headwinds associated with the current market turbulence as well as the strengthening of the US Life IGR provision as outlined in the Chief Executive's statement, the Group delivered adjusted operating profit before tax and minority interests 3% above that of the comparative period and 8% above on a constant currency basis.

Group Highlights (£m)	**H1 2008**	H1 2007	H1 2007 restated at 2008 rates
Adjusted operating profit (IFRS basis) (pre-tax)			
Africa	**617**	572	535
United States	**76**	106	106
Europe	**148**	129	135
Other	**(8)**	2	2
	833	809	778
Other Shareholders' Expenses	**(17)**	(19)	(19)
Finance Costs	**(71)**	(69)	(69)
Adjusted operating profit before tax & minority interests	**745**	721	690
Tax	**(215)**	(167)	(159)
Adjusted operating profit from continuing operations (post-tax)	**530**	554	531
Adjusted operating profit from discontinued operations (post-tax)	**23**	26	24
Adjusted operating profit after tax	**553**	580	555
Minority interests	**(148)**	(138)	(129)
Adjusted operating profit after tax & minority interests	**405**	442	426
Adjusted operating EPS (pence)	**7.7**	8.2	7.9

Assuming constant exchange rates, H1 2007 adjusted operating EPS would have been 7.9p with the currency impact being negative 0.3p.

Adjusted group embedded value per share 143.2p

The adjusted group embedded value (EEV) per share was 143.2p and adjusted group EV was £7.6 billion at 30 June 2008 (31 December 2007: £9.4 billion). This represents a decrease from 173.3p. The movement in EV per share has been driven by the net impact of profit flows offset by the impact of weak equity markets and currency depreciation. The EV per share is after dividend payments and has also been affected by a reduction in the share price of the listed subsidiaries.

Return on equity

Return on equity for the Group declined to 11.2% from 13.2% at 31 December 2007 primarily due to the lower US Life profits.

Return on embedded value

Return on embedded value for the Group improved to 14.0% from 13.2% at 31 December 2007. The interim results were positively impacted by the sale of Visa shares in Nedbank, favourable operating assumption changes in the South African and Europe life businesses and the reduction in the number of shares following the share buyback programme. Exchange rate movements, a lower new business contribution and the reserve strengthening in US Life to allow for the impact of the volatility inherent in the variable annuity product guarantees negatively impacted the result.

Group Highlights H1 2008 (£m)	Long-term business	Asset management	Banking	General Insurance	Other
Adjusted operating profit (IFRS basis) (pre-tax)	376	124	333	28	(88)
Adjusted operating profit (EEV basis) (pre-tax)	563	124	333	28	(83)
Profit before tax (IFRS)	329	143	389	18	(26)
Value of new business	112	-	-	-	-
Life assurance sales (APE)	872	-	-	-	-
Unit trust / mutual fund sales	-	3,420	-	-	-
Net client cash flows (£bn)	1.4	1.8	-	-	-
Funds under management (£bn)	75.6	180.5	-	-	3.3

Group Highlights H1 2007 (£m)	Long-term business	Asset management	Banking	General Insurance	Other
Adjusted operating profit (IFRS basis) (pre-tax)	369	144	296	36	(88)
Adjusted operating profit (EEV basis) (pre-tax)	389	144	296	36	(83)
Profit before tax (IFRS)	485	148	296	47	(78)
Value of new business	124	-	-	-	-
Life assurance sales (APE)	859	-	-	-	-
Unit trust / mutual fund sales	-	4,171	-	-	-
Net client cash flows (£bn)	2.2	9.6	-	-	-
Funds under management (£bn)*	82.0	193.3	-	-	3.6

* FY 2007

Robust capital position

The Group's gearing level remains within our target range, with senior debt gearing at 30 June 2008 of 2.8% (1.9% at 31 December 2007) and total gearing, including hybrid capital, of 24.3% (20.5% at 31 December 2007).

The Group has continued to develop its economic capital programme and a surplus existed as at 31 December 2007 within each of our South African, US and European regions. The group economic capital surplus at 31 December 2007 was £3.3 billion.

Capital requirements are set by the Board whilst recognising the need to maintain appropriate credit ratings and to meet regulatory requirements at both the Group and local business level.

Capital of £45 million was transferred to Old Mutual Bermuda on 31 July 2008. A further amount of £105 million was transferred on 5 August 2008.

Other

The Group is in compliance with the Financial Groups Directive capital requirements, which apply to all EU-based financial conglomerates. Our pro-forma FGD surplus was £1.5 billion at 30 June 2008, including current year profits.

Our share buyback programme announced at the beginning of October 2007 was completed in May 2008 repurchasing approximately 239 million shares through the London and Johannesburg markets at a total cost of £351 million.

Holding company cash generation

The table below shows the cash flows of the Old Mutual plc holding company and its satellite holding companies. We believe this provides a clear picture of the cash receipts and payments of the holding companies.

		H1 2008 £m		H1 2007 £m
Total net debt at start of period		**2,420**		2,407
Operational flows				
Operational receipts	**438**		229	
Operational expenses	**(69)**		(87)	
Other expenses	**-**	**369**	(83)	59
Capital flows				
Capital receipts	**159**		69	
Acquisitions	**-**		(21)	
Organic investment	**(88)**	**71**	(160)	(112)
Debt and equity movements				
Old Mutual plc dividend paid	**(227)**		(218)	
Share repurchase	**(174)**		-	
New equity issuance	**4**		3	
Other movements	**(49)**	**(446)**	7	(208)
Total net debt at end of period		**2,426**		2,668

Total net debt within the holding company at the end of H1 2008 was £2,426 million. A total of £597 million of operational and capital receipts were received from business units during H1 2008. £88 million was invested in the businesses and £227 million was used to pay the 2007 final dividend. In addition, £174 million was spent on repurchasing shares.

Taxation

The Group's effective adjusted operating profit (IFRS basis) tax rate has increased to 29% from 23% in the comparative period. This reflects the higher tax cost of secondary tax on companies in relation to Group. In addition to this, the non-recognition of deferred tax assets arising from US Life, combined with changes in overall profit mix from our businesses, has further increased the overall Group tax rate for the period. Over the year we would expect the rate to trend down to the 2007 full year rate.

Risks and uncertainties

There are a number of potential risks and uncertainties that could have a material impact on the Group's performance over the remaining six months of the financial year and that could cause actual results to differ materially from expected and historical results.

We have included our view of these principal risks as well as the impact of current economic and business conditions, in the Chief Executive's Statement and in the Business Review sections of this report. These are primarily: continued volatility in equity markets, inflationary pressures creating expectations of higher interest rates and increase in cost of living, the credit crunch and reduced investor confidence.

Appendix I to this announcement (outlining the Group's Economic Capital position) provides additional information relating to the risk types affecting the Group and the increasing use of Economic Capital measures to inform business decisions and actions. Further information on the principal long-term risks and uncertainties facing the Group is included in the Business Review in the Company's latest Annual Report (for the year ended 31 December 2007).

Market Consistent Embedded Value (MCEV)

MCEV will be mandatory from year end 2009 and will replace the EEV principles which underpin our current EV results. Old Mutual intends to adopt the new MCEV principles for the first time in our 2008 report and accounts. We will advise the timing of the release of the restated 2007 and first half 2008 results later in the year. One of the key issues for annuity based business is that under MCEV the recognition of any liquidity or credit risk premiums in excess of swap rates is not permitted until such profits have been realised. As a result, although the underlying profitability is the same, the timing of the recognition of profits under MCEV is different than under EEV. Therefore, we are expecting that the adoption of MCEV will result in the EV for our US annuity business reducing. Against this however, our early calculations show small increases in EV elsewhere in the Group. Our initial calculations indicate that at 31 December 2007, the MCEV valuation would be around 5p per share lower than the valuation under EEV. This is an estimate only at this stage and the figure has not been audited.

Related party transactions

There have been no related party transactions or changes in the related party transactions described in the Company's latest Annual Report during the first half of 2008 that could have a material effect on the financial position or performance of the Group.

Dividend

The Directors of Old Mutual plc have declared an interim dividend for the six months ended 30 June 2008 of 2.45p per share to be paid on Friday, 28 November 2008. The record date for this dividend payment is the close of business on Friday, 7 November 2008 for all the Exchanges where the Company's shares are listed. The last days to trade cum-dividend on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges will be Friday, 31 October 2008 and Tuesday, 4 November 2008 for the London Stock Exchange. The shares will trade ex-dividend from the opening of business on Monday, 3 November 2008 on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges and from the opening of business on Wednesday, 5 November 2008 on the London Stock Exchange. Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Kronor (SEK). Local currency equivalents of the dividend, for all five territories, will be determined by the Company using exchange rates prevailing at close of business on Thursday, 16 October 2008 and will be announced by the Company on Friday, 17 October 2008. Share certificates may not be dematerialised or re-materialised on the South African branch register between Monday, 3 November 2008 and Friday, 7 November 2008, both dates inclusive, and transfers between the registers may not take place during that period.

Jonathan Nicholls
Group Finance Director

6 August 2008

EUROPE: UNITED KINGDOM AND OFFSHORE

A stable six months from Skandia UK

Highlights (£m)	H1 2008	H1 2007	% Change
Adjusted operating profit (IFRS basis) (pre-tax)	**91**	80	14%
Adjusted operating profit (covered business) (EEV basis) (pre-tax)	**229**	120	91%
Return on embedded value (covered business)	**18.8%**	16.3%	
Total life assurance sales (APE)	**327**	389	(16%)
UK life assurance sales (APE)	**185**	249	(26%)
Offshore life assurance sales (APE)	**142**	140	1%
Unit trust / mutual fund sales	**1,022**	1,291	(21%)
Value of new business	**36**	42	(14%)
APE margin	**11%**	11%	
PVNBP	**2,668**	3,377	(21%)
PVNBP margin	**1.3%**	1.2%	
Net client cash flows (£bn)	**1.1**	2.4	(54%)
Highlights (£bn)	**H1 2008**	FY 2007	% Change
Funds under management	**39.5**	41.9	(6%)

Positive net client cash flows and market-led decline in funds under management

Skandia UK continued to deliver strong positive net client cash flows for the half year with net inflows of £1.1 billion representing 5% of opening funds under management on an annualised basis. Excellent International net inflows, which remain ahead of the comparative period, have compensated for lower net inflows in the UK arising from difficult market conditions where investor confidence remains low as markets continue their adverse volatile trend. The market downturn resulted in a 6% decrease in funds under management since the beginning of the year which compared favourably with the 13% drop in the FTSE 100 over the same period.

Investment volatility affects sales

The decline in life assurance sales APE for the period was largely driven by a reduction in pension sales. Pensions business in the comparative period was boosted by the lingering benefits of pensions A-day and investor confidence; business volumes in the period were consistent with the latter part of 2007 with investment volatility over the period driving down investor confidence. The levels of regular premium business increased 17% over the comparative period. Key niche areas are continuing to compete well as the market emphasis on consolidation of existing funds continues, which plays to Skandia's key strength.

The market for single premium bonds has also been influenced by the volatility in the stock markets and the uncertainty over the continued suitability of bonds following the introduction of an 18% flat rate of CGT confirmed in the March 2008 Budget. This impacted on bond sales which were lower than the comparative period. With the platform approach and a full set of product wrappers, Skandia is better-placed than many competitors as the proposition supports mutual funds as well as bonds.

The performance of the International business for the period remains strong in many regions despite difficult market conditions. The effects of the UK CGT changes, have depressed the institutional portfolio bond market but the retail market remains positive. Sales within Europe are performing well including a number of larger cases which reflect the strength of the proposition but are intermittent in nature. New business in the Middle East has rapidly increased over the period, due in part to the good market reception to the MSPA (Managed Savings and Pensions Account) special offer. Like-for-like sales in the Far East are 5% above the comparative period.

Unit trust performance impacted by revised business mix

Unit trust sales were 21% down on H1 2007. This reduction in sales reflects low investor confidence which resulted in one of the lowest ISA seasons on record. Skandia retained its market share in platform business and continued to increase the investment solutions on the platform to create wider appeal, especially during periods of market volatility.

Value of new business

VNB decreased 14% to £36 million due to the impact of lower new business volumes. This reduction was partially mitigated by a strengthening of the assumptions for the amount of fee income that is rebated from fund managers. The change to the retained rebate assumption has been made in view of the continued favourable experience and to align more closely with market practice. This recognition has also been reflected in the new business margin, which ended the period at 11%.

Strong growth in adjusted operating profit (IFRS basis)

Adjusted operating profit (IFRS basis) increased by 14% to £91 million for the period. Since average funds under management were broadly consistent with the comparative period, asset based fees have not reduced in the period. Integration costs of £12 million were incurred in H1 2007, and although integration activity has continued, the direct impact on IFRS earnings is less significant. Further, significant tax benefits have been emerging in the year to date as an indirect consequence of the reduction in markets.

Higher adjusted operating profit (covered business) (EEV basis)

Adjusted operating profit (EEV basis) before tax nearly doubled to £229 million. This increase includes £82 million of positive impact from operating assumption changes. This was due to increased recognition of retained unit trust company rebates referred to above (Skandia outsources the investment of policyholder funds to unit trust companies). Other, less material operating assumption changes were also made. Experience variances have had a positive impact, with persistency and expenditure continuing broadly in line with expectations.

Continued investment innovation

During the period, Skandia Investment Group (SIG) continued its track record of innovation with the launch of the *Skandia Alternative Investments Fund* which provides retail investors with access to a unique collection of alternative assets for the very first time. At the same time, with markets suffering a very volatile six months, SIG's risk controlled range of funds again showed that well diversified portfolios can offer some protection to rapidly falling markets. In addition to good relative performance, when assessed on a risk-adjusted return basis, the majority of these funds are ahead of their sectors from launch; a facet that will be increasingly important should market volatility continue. These volatile times have proved to be ideally suited to *UK Strategic Best Ideas Fund* as it has the ability to profit from falling share prices and therefore the relative performance of this fund is looking extremely strong.

Spectrum Funds launch

SIG also supported the UK business in launching the *Spectrum Funds* on 28 April 2008. This new range offers an innovative selection of risk-rated funds that bring greater precision to the investment management decision making process by matching an appropriate portfolio to a level of risk acceptable to the client. Since launch date, the funds have attracted over £20 million of investment at 30 June 2008.

Continued progress with integration activity

In June 2006, Skandia UK committed to a number of integration activities arising from the acquisition by Old Mutual delivering value-adding benefits. Skandia has fulfilled its original integration commitments and has evolved further to deliver an enhanced proposition for investors whilst reducing unit costs and increasing revenue potential. The full benefits of these enhanced initiatives will flow through following migration of *Skandia MultiFUNDS* investors on to the new platform.

The *Selestia Investment Solutions* platform has been renamed *Skandia Investment Solutions* to bring greater clarity and a stronger sense of identity in the way Skandia interacts with both advisers and clients and reflects Skandia's future strategy and direction.

Changes in the UK Market

Skandia UK supports the FSA's proposals on the Retail Distribution Review, as it believes that the consumer and the market will benefit from a clearer distinction between "advice" and "sales". Overall, Skandia has publicly stated that the Retail Distribution Review should create a thriving advice channel with a better-informed and more engaged consumer, which should lead to higher levels of business. Skandia's proposition is most suited to the advice proposition.

Treating Customers Fairly

Treating Customers Fairly ("TCF") is a major initiative of the FSA. The FSA confirmed that Skandia met its requirements at the focused visit in March on progress to date and management information that demonstrates that Skandia is continually looking to improve outcomes for its customers. Skandia will continue to work on further embedding TCF into its processes.

Awards

Skandia received two top awards at the *FTAdviser.com Online Service Awards*. Five stars awards were received for both *Investment Provider* and *Life & Pension Provider*. Winning these awards reflects the further investment made in developing investor and adviser focused e-commerce solutions, which is the cornerstone of Skandia's brand and proposition.

Skandia also received the *Large Employer of the Year* award at the *LSC South East Learning and Skills Awards* in May 2008. The award was for the *Professional Vocational Qualifications* offered to employees through the Apprenticeship programme. The highly successful apprenticeship programme is a testament to Skandia's commitment to high standards in training.

EUROPE: NORDIC

Strong first half with excellent sales performance and strengthened relations with distributors

Highlights (SEKm)	H1 2008	H1 2007	% Change
Adjusted operating profit (IFRS basis) (pre-tax)	**480**	486	(1%)
Adjusted operating profit (covered business) (EEV basis) (pre-tax)	**1,116**	207	439%
Return on embedded value (covered business)	**11.7%**	8.0%	
Life assurance sales (APE)	**1,331**	959	39%
Unit trust / mutual fund sales	**1,667**	821	103%
Value of new business	**196**	143	37%
APE margin	**15%**	15%	
PVNBP	**5,905**	4,450	33%
PVNBP margin	**3.3%**	3.2%	
Net client cash flows (SEKbn)	**3.1**	0.8	288%
Highlights (SEKbn)	**H1 2008**	FY 2007	% Change
Funds under management	**103.1**	116.7	(12%)

Strong net client cash flows

Net client cash flows for the period were a pleasing SEK3.1 billion, equal to 5% of opening funds under management on an annualised basis. The positive performance was driven by strong net inflows in the life business benefiting from an excellent sales performance and reduced outflows. However, volatile equity markets negatively impacted asset growth during the period, with funds under management at H1 2008 down 12% on FY 2007 to SEK103.1 billion.

Investment performance in Nordic was solid during the second quarter, in line with the first quarter. Skandia's Swedish unit-linked business has the best investment return of all unit-linked companies in Sweden in a three year timeframe (according to a Risk & Försäkring survey).

Sales performance continued to improve

Nordic continued to deliver excellent growth in sales during the period. Life sales on an APE basis exceeded the comparative period by 39% due to strong sales in Sweden and continued growth in Denmark where sales of unit-linked products were favourable over the comparative period.

In Sweden the second quarter of 2008 saw the highest new sales of any quarter since 2003. Skandia is now a popular player in the market among brokers following the launch of the new investment portfolio product, faster speed to market and a greater focus on broker relationships. This is evidenced through Skandia recently being ranked in the number one position among distributors. Within the internal sales force, there has been a continued focus on selling unit-linked products, which together with several sales initiatives have contributed to the positive trend in new sales.

Excellent growth was experienced in mutual fund sales of SEK1,667 million, up 103% on the comparative period. The increase was mainly due to deposits in Skandia's interest based funds and a newly launched hedge fund, both of which are popular in times of volatile equity markets.

Margins positively impacted by the improved new sales

VNB of SEK196 million for the period was up 37% on the comparative period, positively impacted by improved life sales on an APE basis which were offset by a change in business mix in Sweden, particularly since the *Kapitalpension* product tax advantages were removed, and the net negative impact from operating assumption changes that were mainly due to strengthened persistency assumptions during 2007. Life new business margin improved from the dip experienced at the 2007 year-end, and at 15% was consistent with that achieved in H1 2007. The improvement since 2007 year-end can be

attributed to positive volume effects with strong sales coupled with a decrease in expenses. In the medium term, the new business margin is expected to improve to reach the high teens.

Underlying adjusted operating profits solid despite market turbulence and higher new sales

Adjusted operating profit (IFRS basis) remained in line with the comparative period despite the equity market downturn. This was due to the strong underlying results from lower administrative expenses and SkandiaBanken continuing to benefit from the current market situation, through an improved interest margin. H1 2008 includes a positive non-recurring item from refunded VAT costs of SEK44 million in SkandiaBanken. H1 2008 also included adjusted operating profit (IFRS basis) of SEK28 million from SkandiaBanken's car finance business divested in the first quarter.

An excellent performance in the adjusted operating profit (EEV basis), up 439% on H1 2007, was mainly due to strong sales performance in the unit-linked business in Sweden and the positive impact of the currency spread assumption change (SEK338 million pre-tax). Currency spread is a transactional cost for the policyholder when unit-linked policyholders make switches between funds that are denominated in different currencies.

H1 2007 included a negative net impact from operating assumption changes of SEK-562 million pre-tax which was mainly due to lowered fund charges on "tick-the-box" collective agreements. Experience variances were stable during the period, but include a negative impact caused by premium reductions due to new tax deduction rules in Sweden (a new tax legislation where the Swedish tax deductible amount of pension savings (tax P) has been lowered from SEK27,000 per annum to SEK12,000 per annum for private persons effective 1 January 2008).

Continued growth in banking business benefiting from market conditions with improved interest margin

Whilst the first half of the year has been characterised by the turbulent market resulting in lower net commission income, the bank business in Nordic benefited from an increased net interest margin. SkandiaBanken experienced a slight increase in impaired loans. However, the credit loss ratio remains on a low level of only 0.08% and we are confident SkandiaBanken's conservative lending policy means it is well positioned to any adverse developments.

Both deposit and loan books at SkandiaBanken increased in H1 2008. Excluding the divested car finance business, lending increased to SEK42.8 billion, up 8% since 31 December 2007. The increase related mainly to Sweden where a successful mortgage campaign in the middle of March together with a highly competitive floating interest rate, has led to increased lending volumes. Deposits of SEK53.6 billion were up 6% since 31 December 2007 mainly as a result of the seasonal effect in Norway which temporarily increased savings in deposits. The number of customers increased 3% over 31 December 2007. SkandiaBanken's operating profit for H1 2008 was SEK156 million, 41% higher than H1 2007.

Other

As announced on 24 April 2008, Skandia and Livfösäkringsaktiebolaget Skandia (publ) (Skandia Liv) are reviewing the potential benefits to both the Group and to Skandia Liv policyholders of demutualising Skandia Liv. The review is at a very preliminary stage and a conclusion is not likely before late 2009.

The sales of SkandiaBanken's car finance business to DnB NOR was finalised during H1 2008 resulting in a total realised book profit of SEK1 billion gross of goodwill.

Skandia Liv has submitted claims to Skandia relating to compensation for alleged prohibited profit distributions. These distributions relate to the sale of Skandia Liv's asset management business by Skandia to Den Norske Bank in 2002. The dispute is in arbitration, a ruling is expected in the latter part of 2008.

EUROPE: EUROPE AND LATIN AMERICA (ELAM)

Strong net inflows despite difficult market conditions

Highlights (€m)	**H1 2008**	H1 2007	% Change
Adjusted operating profit (IFRS basis) (pre-tax)	**22**	20	10%
Adjusted operating profit (covered business) (EEV basis) (pre-tax)	**32**	60	(47%)
Return on embedded value (covered business)	**7.0%**	9.7%	
Life assurance sales (APE)	**119**	140	(15%)
Unit trust / mutual fund sales	**1,011**	1,306	(23%)
Value of new business	**12**	25	(52%)
APE margin	**10%**	18%	
PVNBP	**905**	1,112	(19%)
PVNBP margin	**1.3%**	2.2%	
Net client cash flows (€bn)	**0.6**	0.8	(25%)
Highlights (€bn)	**H1 2008**	FY 2007	% Change
Funds under management	**11.5**	13.0	(12%)

Strong net client cash flows

Net client cash flows for the period represented 9% of opening funds under management on an annualised like-for-like basis, adjusted for the disposal of Palladyne – a strong result in the current market conditions, driven by a focus on retention and persistency programmes to retain clients and assets in the current difficult conditions. Equity market movements have negatively impacted the value of funds under management, which decreased 12% from the start of the year. Excluding Palladyne, which was sold during the period, funds under management were 5% below 2007 year-end levels.

Life sales under pressure in difficult conditions

The majority of the ELAM countries saw the continuation of a challenging sales environment. In some markets, a lack of market confidence and capabilities of distributors to sell in depressed market conditions impacted on sales, while investors have been favouring non-equity based investments, including cash deposits. This effect has been more pronounced in our single premium markets such as France and Italy, while our regular premium business in Central Europe is proving more resilient. Life sales on an APE basis declined 15% over the comparative period. Furthermore, the first half of the year saw regulatory and legislative changes in Germany and Italy, which have preoccupied the market and negatively impacted sales. We have succeeded in maintaining and growing our market share in our chosen market segments in a number of countries and are now ranked third in the market in Poland and first in Austria. In addition, we have won several awards during the period, reinforcing our position in the market.

Mutual fund sales impacted by market conditions

Mutual fund sales were down 23% over H1 2007 (a 10% reduction when Palladyne is excluded). As expected, long-term mutual fund business (mainly in Latin America) were generally stable compared with the prior year, despite market conditions not being particularly favourable to our core differentiator of international equities. Continued product developments have provided some support in this regard.

Value of new business and profit margins down

VNB and profit margins for the half year were down against the comparative period. This was as a result of a number of factors including a change in the product mix and business mix, with H1 2008 seeing lower inflows from Poland, at a comparatively lower margin than the comparative period and a negative impact from persistency assumption changes. Since we have a predominantly fixed expense base, if sales volumes were to increase, profit margins would increase accordingly.

Continued strong adjusted operating profit (IFRS basis) result

Adjusted operating profit (IFRS basis), at 10% above the comparative period, demonstrated a strong result given the current market conditions. It was driven by revenues from the in-force book and a focus on expense control. Specifically, Poland and Colombia produced strong results over the comparative period.

Adjusted operating profit (EEV basis) suffered from weak new business contribution and impacted by changes in operating assumptions

Adjusted operating profit (EEV basis) was 47% down on H1 2007 due to the lower VNB noted above, as well as assumption changes relating to persistency trends in Austria. In addition, the H1 2008 EEV result is negatively affected by non-recurring business restructuring activity in Italy.

Business development remains a key focus area

In light of the market downturn, business development remains a key focus area and a number of important initiatives have been launched which we expect to contribute towards production and maintained persistency. Initiatives include the launch of a variable annuity product in Germany, *the Life Time* umbrella product in Austria, the cash alternative product, *Liberte* in France, the investment product *Easy Plan* in Switzerland, the launch of SIG's *European Best Ideas Fund* as well as significant expansion of distribution in Italy.

Leveraging operational efficiency

Initiatives continue to leverage operational efficiency across the division and during the period we successfully moved towards a common operational structure for Customer Services and IT in Central Europe largely based in Poland. The Southern Europe businesses have also been fully integrated. We believe these initiatives will provide a solid foundation for achieving further operational efficiencies in the future.

Market recognition

Skandia won several awards during the period, reinforcing our position in the market. These included second place in *AssCompact Fondspolicen Award* in Germany, based on feedback from distributors, first place in all categories in the *Fonds Professionell Service Award* in Austria and a Gold Pyramid in *Investissement Conseilles Award* for life insurance contracts rated by the main IFA associations.

SOUTH AFRICA: LONG-TERM BUSINESS & ASSET MANAGEMENT - OLD MUTUAL SOUTH AFRICA (OMSA)

Excellent sales growth despite tightening economic conditions

Highlights (Rm)	H1 2008	H1 2007	% Change
Long-term business adjusted operating profit	**1,793**	1,714	5%
Asset management adjusted operating profit	**557**	510	9%
Long-term investment return (LTIR)	**1,742**	1,413	23%
Adjusted operating profit (IFRS basis) (pre-tax)	**4,092**	3,637	13%
Return on allocated capital	**28.3%**	31.3%	
Adjusted operating profit (covered business) (EEV basis) (pre-tax)	**3,237**	3,638	(11%)
Return on embedded value (covered business) (post-tax)	**13.3%**	14.9%	
Life assurance sales (APE)	**2,411**	2,148	12%
Unit trust / mutual fund sales	**9,640***	6,688	44%
Value of new business	**332**	324	2%
APE margin	**14%**	15%	
PVNBP	**16,518**	14,007	18%
PVNBP margin	**2.0%**	2.3%	
Net client cash flows (Rbn)	**(3.9)**	(9.0)	57%
Highlights (Rbn)	**H1 2008**	FY 2007	% Change
SA client funds under management	**429.0**	445.0	(4%)

* OMSA Unit trust / mutual fund sales now includes Marriott

Funds under management of R429 billion were 4% lower than the opening position, with the movement attributable to lower asset values in volatile markets and net client outflows of R3.9 billion. Retention of third party assets has improved with the bedding down of the OMIGSA boutique structure, but outflows remained a challenge, especially in Employee Benefits. In our life business, benefits payments are higher as a result of higher bonuses declared in 2007 and early 2008, as well as higher member withdrawals caused by the tougher economic environment. The volatile equity environment has also introduced some caution in the investment decision-making process leading to longer sales processes especially in the institutional market. We have announced the acquisition of Futuregrowth, one of the leading specialist asset managers in South Africa in the areas of fixed interest, quantitative equity and socially responsible investments, subject to Competition Commission approval. This will result in substantially enhanced fixed income investment capabilities within OMIGSA. We continue to focus on improving investment performance, improving alignment of our unit trust fund offering to our boutique capability and allowing the OMIGSA boutiques to operate with independent investment philosophies and processes.

Life assurance sales APE of R2,411 million, up 12%, showed good growth, supported by our extensive retail distribution channels and strong product range. We continue to successfully penetrate the mass market where we see further opportunity. Sales to that market were up 13% as a consequence of our growing sales force. This was pleasing considering the current economic climate where the effect of higher oil and food prices and increasing interest rates has had a negative effect on available consumer spend. High interest rates have adversely affected our credit life sales through the banking channel but conventional annuities, which become cheaper in this environment, have had strong sales. Unit trust sales of R9,640 million were 44% higher than the comparative period (up 26% on an underlying basis excluding Marriott) with a significant shift to money market funds.

VNB of R332 million was up 2% on H1 2007 and the APE margin declined from 15% to 14%. The decline in the APE margin was primarily as a result of December 2007 operating and economic assumption changes. More competitive

pricing for some products and higher Corporate distribution costs reduced margins, but this was more than offset by the consequential increase in new business volumes and improvement in product mix.

Adjusted operating profit (IFRS basis) was 13% higher than H1 2007. Within this result the LTIR increased 23% after a 100bps increase in the rate applied, reflecting the high investment returns on shareholder funds achieved over the past year. This LTIR methodology was introduced in 2007 with an increase in rate from 15.6% to 16.6% in 2008. In spite of the volatile markets, our long-term business profits increased by 5%, benefiting from a number of non-repeating items including the receipt of an insurance claim of R37 million relating to a previous year, interest of R64 million received from a previous overpayment to SARS and an IFRS 2 credit of some R74 million compared to a debit of R21 million in H1 2007. These positive factors were partly offset by the negative impact of higher interest rates on the value of fixed policy fees, which has led to an increase in reserves for our traditional *Flexi* product book.

Asset management adjusted operating profit was up 9% due to lower expenses attributable to the impact of a lower Old Mutual share price on incentive costs.

Adjusted operating profit (EEV basis) before tax declined by 11% from H1 2007, due to unusually high experience variances in H1 2007 and lower (but still positive) experience variances in H1 2008. This was as a result of switches to lower margin Absolute Growth Portfolios in the Corporate Segment and adverse termination experience in the Retail businesses as a result of the tougher economic environment.

Retail Mass

Rm	**H1 2008**	H1 2007	% Change
Life sales (APE)			
Savings	**316**	289	9%
Protection	**245**	206	19%
Total	**561**	495	13%
Value of new business	**136**	113	20%
APE margin	**24%**	23%	
Net client cash flows (Rbn)	**0.9**	0.9	-

Retail Mass sales were up 13% on H1 2007 in line with a larger sales force distribution reach and substantial growth in broker channel sales. The APE margin improved by 1% benefiting from the lower corporate tax rate, as well as the higher proportion of higher margin risk business compared to H1 2007. As a result, VNB was 20% higher than H1 2007.

Retail Affluent

Rm	**H1 2008**	H1 2007	% Change
Life sales (APE)			
Savings	**690**	628	10%
Protection	**483**	506	(5%)
Annuity	**114**	100	14%
Total	**1,287**	1,234	4%
Life sales (APE)			
Single	**470**	400	18%
Recurring	**817**	834	(2%)
Unit trust / mutual fund sales	**8,266**	6,688	24%
Value of new business	**133**	170	(22%)
APE margin	**10%**	14%	
Net client cash flows (Rbn)	**(1.7)**	(1.1)	(55%)

Net client cash flows remained negative, despite the growth in inflows, as the prevailing adverse economic environment increased client withdrawals.

Total Retail Affluent life sales on an APE basis increased 4% compared to H1 2007. Recurring premium sales experienced significant challenges with inflationary pressures and higher interest rates impacting negatively on consumer disposable income. Against this backdrop, life recurring premium sales and credit life sales were both 2% lower as a result of lower *Greenlight* sales and lower loan volumes in Nedbank respectively. The shift from life-wrapped savings business to other wrappers continues with non-life recurring premium growing at 45% from a relatively low base.

Single premium savings business was up 18% with *Investment Frontiers* contributing strongly to this position due to better rates and positioning of the Fixed Bond portfolio. Living annuities were up 50% on the comparative period and conventional annuity sales were also strong as a result of continued competitiveness of our annuity rates, combined with the effect of higher interest rates. Total annuity sales including living annuities were up 26% on the comparative period.

Unit trust sales were up 24% compared to H1 2007, recovering from the low sales of 2007 related to the OMIGSA boutique positioning. Pricing of the *Galaxy* offering was improved with the re-launch of *Galaxy Elite* in April 2008.

VNB decreased to R133 million, with the reduction to a large extent attributable to an increase in the risk discount rate, introduction of higher lapses on the *Greenlight* product and allowance for paid-ups on the *Max* savings product at the end of 2007. The lower VNB is also, in part, due to the lower proportion of higher margin risk business, with sales lower than last year.

Corporate Segment

Rm	**H1 2008**	H1 2007	% Change
Life sales (APE)			
Savings	**198**	100	98%
Protection	**68**	68	-
Annuity	**75**	56	34%
Healthcare	**81**	110	(26%)
Total	**422**	334	26%
Life sales (APE)			
Single	**233**	144	62%
Recurring	**189**	190	-
Value of new business	**45**	31	45%
APE margin	**11%**	9%	
Net client cash flows (Rbn)	**(2.7)**	(2.1)	(29%)

Despite higher inflows, net client cash flows remained negative for the period. The offsetting higher outflows were due to the higher bonus declarations made during 2007 (*Coregrowth* and *Genesis*) and early 2008 (*Annuities*), which increased the level of normal benefits. In addition to this, a recent trend of increased benefit withdrawals from funds as a result of current economic pressures has led to increased outflows.

Total Corporate life sales on an APE basis were 26% higher in H1 2008, driven by higher sales in Employee Benefits with single premium business continuing to grow during the period. Risk business had a very good start to the year, but this has slowed in the last few months. Healthcare sales were below H1 2007 as this market continues to be very competitive and has been under pressure as government employees move to the heavily subsidised Government Employees Medical Scheme (GEMS).

VNB increased significantly relative to the comparative period due to the higher sales and a better business mix (higher flows into higher margin old generation smoothed bonus products and annuities), although this was offset by the lower VNB in Healthcare due to lower sales volumes. Clients continue to transfer from the old smoothed bonus products to the

lower margin, less capital intensive *Absolute Growth Portfolios* launched in 2007. Transfers of R19 billion occurred during the period.

Old Mutual Investment Group South Africa (OMIGSA)

Rm	**H1 2008**	H1 2007	% Change
Life sales (APE)	**142**	85	67%
Unit trust / mutual fund sales	**1,374**	-	-
Value of new business	**18**	9	100%
APE margin	**13%**	11%	
Net client cash flows (Rbn)	**(0.5)**	(6.7)	93%

Sources of FUM (Rbn)	**H1 2008**	FY 2007	% Change
Life	**304**	319	(5%)
Unit trusts	**47**	48	(2%)
Third party	**86**	88	(2%)
Total OMIGSA managed assets	**437**	455	(4%)
Managed by external fund managers	**34**	34	-
Total OMSA FUM	**471**	489	(4%)
Less: managed by group companies for OMSA	**(42)**	(44)	5%
Total OMSA client funds managed in SA	**429**	445	(4%)

We continue to focus on stabilising the boutique structure and increasing investors' confidence in individual boutique investment philosophies. The acquisition of Futuregrowth will result in substantially enhanced fixed income investment capabilities within the cluster.

Investment performance across our diverse boutiques was mixed, with the percentage of funds performing above benchmark deteriorating since December 2007, but improved from March 2008. Three year performance slipped as poorer short-term equity performance fed through to the longer-term performance numbers. Many of the boutiques had anticipated a market correction from the second half of 2007 and, generally, the equity and balanced portfolios were defensively positioned. Overall, 35% of the funds outperformed their benchmarks over one year and just over half of the funds outperformed their benchmarks over three years to the end of June.

The overall percentage of funds performing above the median of competing funds increased from 38% to 41% for one year performance and from 28% to 37% for three year performance since the end of 2007. The Macro Strategy Investments boutique's *Profile Balanced Fund* was ranked eighth over one year, fifth over three years and fourth over five years ending 30 June 2008 in the Alexander Forbes Global Large Manager Watch survey.

Compared to industry median, overall, 55% of unit trust funds were first and second quartile performers over one year, 31% were first and second quartile over three years and 50% over five years to the end of June 2008.

Life sales were ahead of the comparative period as a result of good repeat flows on a higher asset base in *Symmetry*. Non-life sales (OMIGSA) were lower than the comparative period as a result of current market volatility impacting investment decision processes, especially within large institutional clients.

Net client cash outflows were concentrated in the low margin index-tracking business *Umbono*.

SOUTH AFRICA: BANKING - NEDBANK GROUP (NEDBANK)

Tough macro-economic environment impacts retail but continued good performance in wholesale

The full text of Nedbank's interim results for the six months ended 30 June 2008, released on 6 August 2008, can be accessed on Nedbank's website http://www.nedbankgroup.co.za

Highlights (Rm)	**H1 2008**	H1 2007	% Change
Adjusted operating profit (IFRS basis) (pre-tax)	**5,086**	4,277	19%
Headline earnings*	**2,943**	2,775	6%
Net interest income*	**7,960**	6,568	21%
Non-interest revenue*	**4,954**	4,742	4%
Net interest margin*	**3.83%**	3.90%	
Cost to income ratio*	**51.5%**	55.2%	
ROE*	**18.7%**	21.2%	
ROE* (excluding goodwill)	**21.3%**	24.7%	

* As reported by Nedbank in their interim report to shareholders as at 30 June 2008

Banking environment

The South African economic environment continued to deteriorate during the first half of 2008. Supply-side inflationary pressures led to further interest rate increases in April and June 2008, adding to the credit stress levels of consumers. The resultant slowdown in economic growth was reflected in lower retail sales, vehicle sales and house price growth. Credit provisioning levels have increased in Nedbank Retail and Imperial Bank. Nedbank's wholesale banking bias has provided support within the current environment. Corporate advances growth remained resilient, boosted by the downstream activity from increasing fixed investment.

In June 2008 the Competition Commission released a summary of its findings on the inquiry into bank charges in South Africa. Nedbank generally supports the recommendations that have been made by the Banking Enquiry Panel.

Financial performance

In the context of a tougher economic environment, Nedbank's wholesale businesses continued to perform well, but earnings in the retail businesses reduced as a result of higher impairment charges. In February this year, Nedbank cautioned that the deteriorating macroeconomic outlook was likely to make 2008 significantly more challenging for the South African economy and the banking sector. Underlying growth in assets and net interest income has remained solid, but impairment levels, arising mainly from the retail portfolios, have now risen above Nedbank's through-the-cycle expectations.

To manage the business through the current high interest rate cycle, Nedbank has for some time been strengthening collection and risk processes, controlling cost growth and improving capital ratios. At the same time, Nedbank continues to focus on and invest in areas with medium to long term growth potential and capitalise on the opportunities created by more volatile market conditions.

Adjusted operating profit (IFRS basis) was up 19% to R5,086 million. Diluted Headline Earnings per share increased 7% from 673 cents to 719 cents. Diluted earnings per share grew 30% from 678 cents in H1 2007 to 879 cents for the period.

Nedbank's return on average ordinary shareholders' equity (ROE) excluding goodwill, reduced to below the medium to long term target, declining from 24.7% to 21.3% for the period. This decline was due to a reduction in gearing as Nedbank increased its core Tier 1 capital adequacy to position the bank in the current environment, and from a lower return on assets caused mainly by higher retail impairment levels. ROE declined from 21.2% to 18.7%.

Headline earnings was up 6% to R2,943 million for the period with basic earnings up 29% to R3,597 million (H1 2007: R2,798 million).

Nedbank's wholesale businesses increased headline earnings, benefiting from favourable trading conditions and good client volumes. However, Nedbank's financial performance was unfavourably impacted by retail impairment levels rising above its through-the-cycle expectations. In addition, negative equity and property market movements have impacted private equity valuations. Basic earnings benefited from an after-tax profit of R637 million on the disposal of Nedbank's shares in Visa. Following the introduction of BEE and management shareholders into Bond Choice, Nedbank reduced its investment in the mortgage originator from 62.0% to 25.5%. Consequently Bond Choice is no longer classified as a subsidiary of Nedbank with effect from 1 January 2008.

Net interest income (NII)

NII grew 21% to R7,960 million with the increase mainly driven by the 23% growth in average interest-earning banking assets. The net interest margin declined to 3.83% from 3.90% for the comparative period which was in line with our expectations as deposit margins were negatively impacted by strong competition for funding. Furthermore, the cost of the bank's funding increased as the proportion of assets funded through wholesale versus retail deposits continued to increase and as the maturity profile of liabilities was lengthened.

Margins on advances declined during the period. This was due to asset mix changes with the growth of lower risk, lower margin assets, particularly within the personal loans portfolio. The pressure on home loan margins has begun to slow and wholesale margins on new assets are improving. This pressure on deposit and asset spreads was partially offset by the endowment benefits of higher interest rates.

Impairment charge on loans and advances

The impairment charge to the income statement increased by 86% to R1,894 million (H1 2007: R1,016 million) resulting in the credit loss ratio increasing from 0.62% in June 2007 to 0.96%. While the credit loss ratios in both Nedbank Corporate and Nedbank Capital remained within through-the-cycle target levels, Nedbank Retail and Imperial Bank's credit loss ratios deteriorated further as a result of rising interest rates and increased levels of consumer indebtedness and are now above targeted through-the-cycle ranges.

Non-interest revenue (NIR)

NIR increased by 4% to R4,954 million for the period. Excluding Bond Choice's commission and sundry income in 2007, NIR grew by 11% on a like-for-like basis. The sale of Bond Choice reduced commission and fee income by R261 million. Commission and fee income (excluding Bond Choice) grew by 12%. In transactional banking, cheque processing fees continued to decline as clients shifted to more secure electronic banking systems. Cash handling fees and transactional banking volumes grew strongly due to an increase in customer numbers as a result of the Nedbank's investment in delivery channels from 2006 onwards.

Nedbank's retail Bancassurance & Wealth division performed well, with headline earnings up 20% to R194 million for the period. Trading income for the period was up 56% to R813 million, benefiting from good client flows as a result of increased volatility in the currency and interest rate markets and improved equity trading. Private equity income declined sharply from R493 million to R53 million, reflecting the reduced prices in equity and property markets.

Expenses

Despite high inflation and the increased distribution footprint, expenses continued to be tightly controlled, up 7% to R6,651 million (H1 2007: R6,238 million). On a like-for-like basis, excluding Bond Choice, expenses increased 10%. The efficiency ratio improved from 55.2% in H1 2007 (excluding Bond Choice 54.7%) to 51.5% for the period. The 'jaws' ratio improved to 7.6% from 3.6% in the comparative period as a result of revenue growth of 14.2% exceeding expense growth of 6.6%.

Associate income

Associate income decreased from R179 million in the comparative period to R84 million. This was primarily as a result of Nedbank's R65 million share of the profit on the sale of JSE Limited shares by BoE Private Clients joint venture in the comparative period as well as the sale of Nedbank's interests in Whirlprops and Kimberley Clark during 2007.

Non-trading and capital items

Income after taxation from non-trading and capital items increased from R23 million in H1 2007 to R654 million for the period. The main sources of this income accounted for as a non-headline item related to the profit on the sale of Visa

shares from the Visa initial public offering (IPO) in March 2008 and the subsequent disposal of Nedbank's remaining Visa shares in June 2008, resulting in a profit of R637 million after tax. In accordance with Old Mutual's accounting policies, this profit is included in adjusted operating profit for the purposes of these interim financial statements. Also, in Bond Choice, the sale of 26.5% to Kapela Investment Holdings and 10% to an employee trust realised a net capital profit of R14.5 million after tax.

Nedbank continues to be well-capitalised, with a Tier 1 capital adequacy ratio of 8.7% (FY 2007: 8.0% pro forma Basel II) and a total capital adequacy ratio of 11.7% (FY 2007: 11.2% pro forma Basel II), both within the upper half of target ranges. The core Tier 1 capital adequacy ratio was 7.4% (FY 2007: 6.9% pro forma Basel II). The profit from non-trading and capital items, headline earnings and the R1.2 billion Tier 1 capital raised as at 30 June 2008, together with ongoing initiatives to enhance risk weighted asset calculations, all helped to boost Nedbank's capital ratios.

Advances and Deposits

Advances increased by 18% (on an annualised basis) to R408 billion, with strong asset growth across all business units. Overall deposits increased by 26% (on an annualised basis) from R385 billion at 31 December 2007 to R435 billion at 30 June 2008, with higher interest rates increasing demand for savings and investment products.

Despite strong growth in retail funding, deposit growth was still largely concentrated in the wholesale market. Management has remained focused on optimising the funding mix and profile of the bank, through utilising alternate funding sources, a focused effort on the retail and business banking deposit bases and pricing competitively for term deposits. Nedbank's liquidity position and funding franchise remains strong.

Prospects

There are a number of factors likely to influence Nedbank's performance in the second half of 2008 including continued slowing of economic growth in South Africa, a slowing growth in retail advances, Corporate Banking advances growth remaining more resilient, Business Banking starting to show signs of slowing advances growth, and an endowment benefit in the margin resulting from interest rate increases, offset by margin compression in certain categories of advances and continued reliance on wholesale funding. Further, credit loss ratios in the retail portfolios will stabilise unless market conditions deteriorate further and worsening credit loss ratios in the Business Banking area. Wholesale credit loss ratios are likely to remain below through-the-cycle levels and retail credit loss ratios are likely to remain above through-the-cycle levels. Nedbank will continue to focus on cost control and its ongoing capital management activities.

Nedbank currently expects to show positive earnings growth for the full year. However, in 2008 it is unlikely that Nedbank will meet its medium- to long-term target of a growth in diluted HEPS of at least average CPIX plus GDP growth plus 5% and an ROE (excluding goodwill) of 10% above the group's monthly weighted average cost of ordinary shareholders' equity.

Challenging trading conditions

The full text of Mutual & Federal's interim results for the six months ended 30 June 2008, released on 5 August 2008, can be accessed on Mutual & Federal's website http://www.mf.co.za

Highlights (Rm)	**H1 2008**	H1 2007	% Change
Adjusted operating profit (IFRS basis) (pre-tax)	**427**	509	(16%)
Gross premiums*	**4,689**	4,594	2%
Earned premiums*	**3,914**	3,813	3%
Claims ratio*	**71.4%**	68.8%	
Combined ratio*	**100.6%**	97.1%	
Solvency ratio*	**43%**	49%	
Return on capital* (3 year average)	**25.5%**	31.7%	

* As reported by Mutual & Federal in their interim report to shareholders as at 30 June 2008

Mutual & Federal reported weaker results in the context of a difficult trading environment and a continuing decline in the underwriting cycle.

The underwriting account was negatively impacted during the period by a number of large commercial and industrial fire claims, as well as substantial weather-related claims in the personal portfolio. The annualised investment return for the period was 9% which was satisfactory in light of the highly volatile investment environment. The solvency margin at 30 June 2008 was 43%, which was largely unchanged from the figure at 31 December 2007.

Growth

Gross premiums grew by 2% over the comparative period. Whilst growth within the commercial portfolio was in line with inflation, the personal portfolio contracted following the cancellation of a number of underperforming group schemes. Risk finance premiums also declined following lower levels of reinsurance received from insurers in the retail sector.

Deterioration in underwriting result

Mutual & Federal recorded an underwriting deficit of R23 million (H1 2007: surplus of R109 million), or a ratio of -0.6% to earned premiums (H1 2007: 2.9%). Although the 2007 result was flattered by R48 million following changes to estimation methods used in providing for claims, the deterioration remains highly disappointing and management have already taken corrective action to remedy the situation.

Return on capital in line with objectives

Despite the inclusion of R28 million arising from a change in the long-term investment return rate from 15.6% to 16.6%, the adjusted operating profit declined by 16%. The return on capital in 2008 was 25.5% which exceeded Mutual & Federal's targeted return of 20%.

Other

As announced on 5 August 2008, we will be initiating a competitive sale process for Mutual & Federal in September 2008.

UNITED STATES: US LIFE

Strong sales offset by investment volatility

Highlights ($m)	H1 2008	H1 2007	% Change
Adjusted operating profit (IFRS basis) (pre-tax)	**12**	60	(80%)
Return on equity (annualised basis)	**(2.5%)**	3.7%*	
Adjusted operating profit (covered business) (EEV basis) (pre-tax)	**(12)**	(105)	89%
Return on embedded value (covered business)	**(1.3%)**	0.9%	
Life assurance sales (APE)	**346**	288	20%
Value of new business	**52**	55	(5%)
APE margin	**15%**	19%	
PVNBP	**3,279**	2,661	23%
PVNBP margin	**1.6%**	2.1%	
Net client cash flows ($bn)	**1.4**	0.5	180%
Highlights ($bn)	**H1 2008**	FY 2007	% Change
Funds under management	**23.6**	24.1	(2%)

* Restated due to change in ROE methodology

Funds under management

Net client cash flows were 12% of opening funds under management on an annualised basis. Funds under management of $23.6 billion at H1 2008 were down 2% from the opening position, primarily due to a 6% decrease in the market value of funds under management, mainly as a result of unfavourable fixed income and equity market conditions. However, this was partially offset by positive net client cash flows of $1.4 billion, driven by Old Mutual Bermuda variable annuity sales.

Sales driven by variable annuities

Total life sales were $3.2 billion on a gross basis, up 25% over the comparative period. Total life sales on an APE basis were $346 million, a 20% increase over the comparative period. Sales by Old Mutual Bermuda were the largest contributor, representing 64% of APE sales in the US Life business, an increase of 76% or $96 million over the comparative period. Fixed indexed annuity sales were down 36% on an APE basis from the comparative period. As a consequence of high guarantee costs in the current volatile environment we have withdrawn the guaranteed variable annuity products effective 15 August 2008. We intend to restructure and relaunch the product later this year.

Review of reserving basis

During the period, we conducted a review of our reserving bases and the hedging strategy on our guaranteed products. As a result, and in light of the current investment market conditions, we have strengthened our reserving basis which has had a downward impact on the Adjusted Net Worth, Value of In Force and VNB. The Return on Embedded Value, IFRS and EV earnings reduced accordingly in the period.

Underlying IFRS results

Adjusted operating profit (IFRS basis) decreased $48 million in period over the comparative period. In 2007, we recorded $60 million for assumption and modelling changes while in the current period, difficult credit markets resulted in higher impairment losses and volatile equity markets increased the costs associated with the guaranteed benefits on our variable annuity contracts. The impairment losses depressed our adjusted investment return. The current year charges included a $125 million adjustment for variable annuity guarantee reserves to pre-tax adjusted operating profits which was part of a total IFRS pre-tax charge of $212 million. Excluding these impacts, H1 2008 adjusted operating profit was up 14% primarily due to higher average variable annuity asset levels.

Embedded Value results

Adjusted operating profit (EEV basis) and returns increased in the period over the comparative period. In 2007, various assumption and modelling changes recorded in H1 2007 comprised of $195 million pre-tax in respect of annuitant mortality assumptions and other modelling changes of $30 million pre-tax which were included within EV adjusted operating profit. In 2008, the assumption and modelling changes comprised $175 million pre-tax in respect of guarantee reserves. VNB reduced slightly as a result of increased prudence in the valuation assumptions in respect of the guaranteed variable annuity business.

The economic assumptions were strengthened in the light of the current environment by means of an increase in the credit default rate and increase of 100 basis points in the risk discount rate to allow for non-modelled risks. The effect of these changes was a loss of $127 million after tax.

Finally, negative investment variances of $349 million after tax arose primarily due to impairments and realised losses of $253 million and hedging losses of $59 million.

Credit update

The markets continue to experience fallout from the housing crisis and inflation fears as general lack of confidence overshadows the financial markets. Negative impacts to credit valuations broadly affected whole categories of bonds, often with little regard to the underlying fundamentals of specific securities.

US Life's fixed income portfolio aggregate credit experience continues to be affected by poor economic and financial market conditions. First half impairments total $149 million on 21 securities with two of the 21 being subprime asset-backed securities and another ten indirectly linked to subprime or monoline insurer exposures. 3.6% of US Life's general account portfolio of $20 billion has direct exposure to sub-prime mortgage collateral. The sub-prime exposure is highly rated (85% is AAA, 99% is AA and higher, and 100% is A and higher) with a 78% fair value-to-book value ratio.

Approximately 3.0% of US Life's general account portfolio has exposure to monoline insurers, of which $530 million (89% of the total exposure) is indirect (wrapped) exposure, with an 86% fair value-to-book value ratio, and $66 million is direct (unsecured) exposure, with a 71% fair value-to-book value ratio. The indirect exposures include $202 million of sub-prime asset-backed securities which are wrapped by monoline guarantees.

Additional impairments during the second half of the year may be required if poor economic and financial market conditions persist.

Raising brand awareness in the US

The US brand advertising campaign continued to gather momentum with sponsorships of Major League Baseball and Thoroughbred Racing on high profile, national television networks. Additionally, as a sponsor of Trevor Immelman, the Group was thrilled with the talented golfer's win at the 2008 Master's Tournament. The "So Old Mutual" consumer campaign achieved its highest traffic numbers in June to the website – www.sayoldmutual.com – since the December 2007 launch. With the forthcoming November 2008 US presidential election, the focus will shift to a combination of news and lifestyle media programs to ensure potential viewer numbers are maximised throughout the lead up to election night.

UNITED STATES: US ASSET MANAGEMENT

Results dampened due to poor equity markets, however net client cash flows continue to be positive

Highlights ($m)	H1 2008	H1 2007	% Change
Adjusted operating profit (IFRS basis) (pre-tax)	**139**	149	(7%)
Operating margin	**26%**	28%	
Unit trust / mutual fund sales	**1,179**	2,219	(47%)
Net client cash flows ($bn)	**1.9**	17.2	(89%)
Highlights ($bn)	**H1 2008**	FY 2007	% Change
Funds under management	**314.7**	332.6	(5%)

Poor equity markets drive decline in funds under management

Our member firms continued to deliver strong long-term investment performance during this period of volatile global equity markets. At 30 June 2008, 65% of institutional assets had outperformed their benchmarks and 56% of institutional assets were ranked above the median of their peer group over the trailing three year period.

Positive net client cash flows of $1.9 billion for the period were encouraging given the net outflows being experienced across the industry due to market volatility. The half year result was driven by positive flows at Heitman, Ashfield Capital Partners, Acadian Asset Management and Rogge Global Partners, partially offset by outflows at OMAM UK, Dwight Asset Management Company and Clay Finlay. Funds under management decreased 5% over the year end 2007 position to end at $314.7 billion, with the net inflows offset by a negative market impact of $19.8 billion. Our diversified asset mix helped to lessen the impact with fixed income products, which comprised 34% of total funds under management at the end of the period, being less volatile in periods of market instability.

Weaker Retail sales

Old Mutual Capital mutual fund sales and OMAM UK unit trust sales for the period were $446 million and $733 million respectively, down a combined $1,040 million (47%) on the comparative period as a result high redemptions in an unstable market. At H1 2008, 14 of Old Mutual Capital's mutual funds carried four or five star rankings by Morningstar, and we remain confident in the competitiveness of the underlying products on offer.

Adjusted operating profit (IFRS basis) down 7%

Adjusted operating profit for the period was down 7% over the comparative period. The decrease is primarily as a result of lower performance fees, which were negatively impacted by the volatile markets. The operating margin, which is calculated inclusive of minority interest expense, also declined from the comparative period due to the impact of equity plans. Expense management remains a key area of management focus during this current operating climate.

Product development

We continue to maintain our position as a leader in the fast growing short extension space. During the period, Analytic Investors won a sub advisory mandate for assets in excess of $500 million within 130/30 strategy. Analytic performed pioneering work which helped lead to the adoption of short extension strategies within the industry.

We encourage new product development in the institutional space via an extensive seeding programme. Clients are increasingly looking for global strategies from bottom-up fundamental managers. Recognising this, we have recently seeded Global Equity and International Small Cap Value products with our affiliate Thompson, Siegel & Walmsley.

Acquisition of ING Ghent

On 1 July 2008, Rogge Global Partners acquired ING Ghent, which has funds under management of $1.5 billion. This acquisition will permit US Asset Management to broaden its fixed income capabilities to include below investment grade securities.

OTHER: ASIA PACIFIC

Continued focus on developing scale

Highlights (£m)	**H1 2008**	H1 2007	% Change
Adjusted operating loss (IFRS basis) (pre-tax)	**(8)**	(1)	(700%)
Australia unit trust / mutual fund sales	**185**	318	(42%)
Australia institutional sales	**19**	82	(77%)
Skandia:BSAM (China) Gross Premiums *	**19**	53	(64%)
KMOM (India) Gross Premiums *	**150**	82	83%
Highlights (£bn)	**H1 2008**	FY 2007	
Funds under management	**6.0**	6.5	(8%)

* This represents 100% of the businesses; OM owns 50% of Skandia:BSAM and 26% of KMOM

Old Mutual is committed to the development of a credible portfolio of businesses in the Asia Pacific region. The new regional head office in Hong Kong is now fully staffed and operational. The team are focusing on growing the current portfolio of businesses as well as ensuring continued geographical and distribution expansion.

The current portfolio of businesses consists of a retail mutual funds platform and institutional asset manager in Australia, a joint venture with the Beijing State-owned Asset Management Company in China selling unit-linked products (Skandia:BSAM) and a 26% holding in a life assurance venture in India (Kotak Mahindra Old Mutual).

A combination of stock market volatility and increased competition has resulted in tough business conditions for the period. Sales and net fund inflows have been disappointing, primarily as a result of the lower equity markets. Funds under management have reduced accordingly, partially offset by the strengthening of local underlying currencies against the pound sterling.

The focus in the second half of the year will be on improving infrastructure, increasing distribution footprint and broadening product range.

Financial Information

Index to the financial Information

Notes to the consolidated financial statements

European embedded value basis supplementary information

Notes to the European embedded value basis supplementary information

Statement of directors' responsibilities in respect of the half-yearly financial statements

For the six months ended 30 June 2008

We confirm that to the best of our knowledge:

• the condensed set of financial statements has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU;
• the interim management report includes a fair review of the information required by:

(a) DTR 4.2.7R of the *Disclosure and Transparency Rules*, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the *Disclosure and Transparency Rules*, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

Jim Sutcliffe
Chief Executive

6 August 2008

Jonathan Nicholls
Group Finance Director

6 August 2008

Independent review report by KPMG Audit Plc to Old Mutual plc

For the six months ended 30 June 2008

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the Consolidated income statement, the Adjusted operating profit, the Consolidated balance sheet, the Condensed consolidated cash flow statement, the Consolidated statement of changes in equity and the related explanatory notes and to review the European embedded value basis supplementary information for the six months ended 30 June 2008 as set out on pages 68 to 90 ("the Supplementary Information").

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements or the Supplementary Information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA") and also to provide a review conclusion to the company on the Supplementary Information. Our review of the condensed set of financial statements has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. Our review of the Supplementary Information has been undertaken so that we might state to the company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA. The directors have accepted responsibility for preparing the Supplementary Information contained in the half-yearly financial report in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum and supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together the "EEV Principles") and for determining the methodology and assumptions used in the application of those principles.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

The Supplementary Information has been prepared in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 12 to the Supplementary Information. The Supplementary Information should be read in conjunction with the group's condensed financial statements which are set out on pages 34 to 67.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements and the Supplementary Information in the half-yearly financial report based on our review.

Scope of review

We conducted our reviews in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of interim financial information and Supplementary Information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Based on our review, nothing has come to our attention that causes us to believe that the Supplementary Information for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 12 to the Supplementary Information.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB
6 August 2008

Consolidated income statement

For the six months ended 30 June 2008

	Notes	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
				£m
Revenue				
Gross earned premiums	3(iii)	**2,560**	2,202	4,941
Outward reinsurance		**(119)**	(105)	(201)
Net earned premiums		**2,441**	2,097	4,740
Investment return (non-banking)		**(4,092)**	5,298	6,071
Banking interest and similar income		**1,894**	1,450	3,190
Banking trading, investment and similar income		**70**	90	170
Fee and commission income, and income from service activities		**1,181**	1,148	2,457
Other income		**185**	106	212
Share of associated undertakings' (loss)/profit after tax		**(2)**	2	(1)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(i)	**62**	7	25
Total revenues		**1,739**	10,198	16,864
Expenses				
Claims and benefits (including change in insurance contract provisions)		**(1,802)**	(3,475)	(6,612)
Reinsurance recoveries		**111**	84	184
Net claims and benefits incurred		**(1,691)**	(3,391)	(6,428)
Change in investment contract liabilities		**3,842**	(2,877)	(2,618)
Losses on loans and advances		**(126)**	(74)	(157)
Finance costs		**(9)**	(47)	(50)
Banking interest payable and similar expenses		**(1,302)**	(928)	(2,053)
Fee and commission expense, and other acquisition costs		**(331)**	(358)	(650)
Other operating and administrative expenses		**(1,321)**	(1,269)	(2,724)
Change in third party interest in consolidated funds		**210**	(220)	(156)
Amortisation of PVIF and other acquired intangibles		**(176)**	(183)	(360)
Total expenses		**(904)**	(9,347)	(15,196)
Profit before tax		**835**	851	1,668
Total income tax expense	5(i)	**(163)**	(276)	(479)
Profit from continuing operations after tax		**672**	575	1,189
Profit from discontinued operations after tax	8(i)	**13**	36	57
Profit after tax for the financial period		**685**	611	1,246
Profit for the financial period attributable to:				
Equity holders of the parent	6(ii)	**549**	483	972
Minority interests				
Ordinary shares		**110**	104	224
Preferred securities		**26**	24	50
Profit after tax for the financial period		**685**	611	1,246
Earnings per share				
Based on profit from continuing operations (pence)		**11.0**	9.0	18.3
Based on profit from discontinued operations (pence)		**0.2**	0.6	0.9
Basic earnings per ordinary share (pence)	6(i)	**11.2**	9.6	19.2
Based on profit from continuing operations (pence)		**10.3**	8.5	17.3
Based on profit from discontinued operations (pence)		**0.2**	0.5	0.8
Diluted earnings per ordinary share (pence)	6(i)	**10.5**	9.0	18.1
Weighted average number of shares – millions	6(i)	**4,771**	4,880	4,894

Reconciliation of adjusted operating profit to profit after tax

	Notes	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
				£m
South Africa	3(ii)	**617**	572	1,165
United States	3(ii)	**76**	106	260
Europe	3(ii)	**148**	129	268
Other	3(ii)	**(8)**	2	2
		833	809	1,695
Finance costs		**(71)**	(69)	(119)
Other shareholders' expenses		**(17)**	(19)	(41)
Adjusted operating profit* before tax		**745**	721	1,535
Adjusting items	4(i)	**156**	24	73
Profit for the financial period before tax (excluding policyholder tax)		**901**	745	1,608
Total income tax expense	5(i)	**(163)**	(276)	(479)
Income tax attributable to policyholder returns		**(66)**	106	60
Profit from continuing operations after tax		**672**	575	1,189
Profit from discontinued operations after tax	8(i)	**13**	36	57
Profit after tax for the financial period		**685**	611	1,246

Adjusted operating profit after tax attributable to ordinary equity holders

	Notes	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
				£m
Adjusted operating profit* before tax		**745**	721	1,535
Tax on adjusted operating profit	5(iii)	**(215)**	(167)	(390)
Adjusted operating profit* after tax from continuing operations		**530**	554	1,145
Adjusted operating profit* after tax from continuing operations		**530**	554	1,145
Adjusted operating profit* after tax from discontinued operations	8(iii)	**23**	26	61
Adjusted operating profit* after tax		**553**	580	1,206
Minority interest – ordinary shares		**(122)**	(114)	(242)
Minority interest – preferred securities		**(26)**	(24)	(50)
Adjusted operating profit* after tax attributable to ordinary equity holders		**405**	442	914
Adjusted weighted average number of ordinary shares – (millions)	6(ii)	**5,245**	5,407	5,411
Based on adjusted operating profit from continuing operations** (pence)	6(ii)	**7.4**	7.8	16.1
Based on adjusted operating profit from discontinued operations** (pence)	6(ii)	**0.3**	0.4	0.8
Adjusted operating earnings per share (pence)**	6(ii)	**7.7**	8.2	16.9

* For long-term business and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments, and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, revaluations of put options related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, and fair value profits/(losses) on certain Group debt movements.

** Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

Consolidated balance sheet

At 30 June 2008

	Notes	At 30 June 2008	At 30 June 2007 Restated	At 31 December 2007
				£m
Assets				
Goodwill and other intangible assets		**5,453**	5,340	5,459
Mandatory reserve deposits with central banks		**610**	546	615
Property, plant and equipment		**549**	493	608
Investment property		**1,265**	1,361	1,479
Deferred tax assets		**764**	574	683
Investments in associated undertakings and joint ventures		**69**	100	81
Deferred acquisition costs		**2,728**	1,908	2,253
Reinsurers' share of long-term business policyholder liabilities		**1,411**	1,368	1,394
Reinsurers' share of general insurance liabilities		**–**	63	–
Deposits held with reinsurers		**898**	344	806
Loans and advances		**29,890**	27,545	30,687
Investments and securities		**83,789**	87,297	89,627
Current tax receivable		**47**	103	83
Client indebtedness for acceptances		**201**	188	165
Other assets		**2,531**	3,460	2,181
Derivative financial instruments – assets		**3,149**	758	1,527
Cash and cash equivalents		**3,129**	3,438	3,469
Non-current assets held-for-sale	8(v)	**566**	573	1,617
Total assets		**137,049**	135,459	142,734
Liabilities				
Long-term business policyholder liabilities		**78,954**	79,963	84,251
General insurance liabilities		**–**	288	–
Third party interests in consolidation of funds		**2,674**	3,589	3,547
Borrowed funds	9	**2,236**	2,301	2,353
Provisions		**429**	519	499
Deferred revenue		**521**	381	462
Deferred tax liabilities		**1,389**	1,443	1,413
Current tax payable		**206**	220	320
Other liabilities		**5,622**	7,710	6,180
Liabilities under acceptances		**201**	188	165
Amounts owed to bank depositors		**32,033**	28,382	31,817
Derivative financial instruments – liabilities		**3,062**	981	1,716
Non-current liabilities held-for-sale	8(vi)	**368**	553	414
Total liabilities		**127,695**	126,518	133,137
Net assets		**9,354**	8,941	9,597
Shareholders' equity				
Equity attributable to equity holders of the parent		**7,802**	7,359	7,961
Minority interests				
Ordinary shares		**849**	879	933
Preferred securities		**703**	703	703
Total minority interests		**1,552**	1,582	1,636
Total equity		**9,354**	8,941	9,597

Condensed consolidated cash flow statement

For the six months ended 30 June 2008

	Notes	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
				£m
Cash flows from operating activities				
Profit before tax from continuing operations		**835**	851	1,668
Profit before tax from discontinued operations	8(i)	**18**	47	82
Total profit before tax		**853**	898	1,750
Non-cash movements in profit before tax		**1,083**	(1,400)	(1,155)
Changes in working capital		**811**	2,646	4,368
Taxation paid		**(262)**	(303)	(563)
Net cash inflow from operating activities		**2,485**	1,841	4,400
Cash flows from investing activities				
Acquisition of financial investments		**(2,388)**	(1,786)	(3,896)
(Acquisition)/disposal of investment properties		**(19)**	15	(26)
Net acquisition of property, plant & equipment		**(64)**	(50)	(186)
Net acquisition of intangible assets		**(2)**	(34)	(67)
Acquisition of interests in subsidiaries		**(65)**	(175)	(278)
Disposal of interests in subsidiaries, associated undertakings and strategic investments		**1,133**	1	106
Net cash outflow from investing activities		**(1,405)**	(2,029)	(4,347)
Cash flows from financing activities				
Dividends paid to:				
Equity holders of the Company	7	**(227)**	(218)	(333)
Equity minority interests and preferred security interests		**(109)**	(92)	(205)
Interest payable (excluding banking interest payable)		**(61)**	(25)	(83)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)		**(226)**	199	42
Net receipts from unclaimed shares trust		**–**	90	95
Issue of subordinated debt		**76**	430	699
Other debt repaid		**(13)**	(277)	(356)
Net cash (outflow)/inflow from financing activities		**(560)**	107	(141)
Net (decrease)/increase in cash and cash equivalents		**520**	(81)	(88)
Effects of exchange rate changes on cash and cash equivalents		**(235)**	(45)	50
Cash and cash equivalents at beginning of the period		**3,596**	3,634	3,634
Cash and cash equivalents at end of the period		**3,881**	3,508	3,596
Consisting of:				
Cash and cash equivalents		**3,129**	3,438	3,469
Mandatory reserve deposits with central banks		**610**	546	615
Other cash equivalents		**1,084**	671	808
Cash and cash equivalents subject to consolidation of funds		**(942)**	(1,147)	(1,296)
Total		**3,881**	3,508	3,596

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long-term business.

Cash and cash equivalents subject to consolidation of funds are not included in the cash flow as they relate to the minority holding in the funds.

Management do not consider that there are material amounts of cash and cash equivalents which are not available for use by the Group.

Consolidated statement of changes in equity

For the six months ended 30 June 2008

		Millions	£m		
Six months ended 30 June 2008	Notes	Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	Total equity
Equity holders' funds at beginning of the period		**5,510**	**7,961**	**1,636**	**9,597**
Change in equity arising in the period					
Fair value gains/(losses):					
Property revaluation		–	6	–	6
Available for sale investments:					
Fair value losses		–	(528)	–	(528)
Recycled to income statement		–	85	–	85
Shadow accounting		–	227	–	227
Currency translation differences/exchange differences on translating foreign operations		–	(145)	(119)	(264)
Other movements		–	(16)	2	(14)
Aggregate tax effect of items taken directly to or transferred from equity		–	67	–	67
Net income recognised directly in equity		–	(304)	(117)	(421)
Profit for the period		–	549	136	685
Total recognised income and expense for the period		–	245	19	264
Dividends for the period	7	–	(249)	(87)	(336)
Net purchase of treasury shares		–	(5)	–	(5)
Shares repurchased in the buyback programme		–	(174)	–	(174)
Issue of ordinary share capital by the Company		–	4	–	4
Change in participation in subsidiaries		–	–	(16)	(16)
Exercise of share options		4	3	–	3
Fair value of equity settled share options		–	17	–	17
Equity holders' funds at end of the period		**5,514**	**7,802**	**1,552**	**9,354**

Six months ended 30 June 2008	Notes	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
								£m
Attributable to equity holders of the parent at beginning of the period		**551**	**757**	**2,908**	**(304)**	**3,361**	**688**	**7,961**
Changes in equity arising in the period:								
Fair value gains/(losses):								
Property revaluation		–	–	6	–	–	–	6
Available for sale investments:								
Fair value losses		–	–	(528)	–	–	–	(528)
Recycled to income statement		–	–	85	–	–	–	85
Shadow accounting		–	–	227	–	–	–	227
Currency translation differences/exchange differences on translating foreign operations		–	–	–	(145)	–	–	(145)
Other movements		–	2	(9)	–	(9)	–	(16)
Aggregate tax effect of items taken directly to or transferred from equity		–	–	61	–	6	–	67
Net income recognised directly in equity		–	2	(158)	(145)	(3)	–	(304)
Profit for the period		–	–	–	–	549	–	549
Total recognised income and expense for the period		–	2	(158)	(145)	546	–	245
Dividends for the period	7	–	–	–	–	(249)	–	(249)
Net purchase of treasury shares		–	–	–	–	(5)	–	(5)
Shares repurchased in the buyback programme		–	–	–	–	(174)	–	(174)
Issue of ordinary share capital by the Company		–	4	–	–	–	–	4
Exercise of share options		–	3	–	–	–	–	3
Fair value of equity settled share options		–	–	17	–	–	–	17
Attributable to equity holders of the parent at end of the period		**551**	**766**	**2,767**	**(449)**	**3,479**	**688**	**7,802**

Other reserves	£m At 30 June 2008
Merger reserve	2,716
Available for sale reserve	(180)
Property revaluation reserve	75
Share-based payments reserve	156
Attributable to equity holders of the parent at end of the period	**2,767**

Retained earnings have been reduced by £550 million at 30 June 2008 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings. Included in the dividend for the period is £22 million of dividends declared to holders of perpetual preferred callable securities. Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

Consolidated statement of changes in equity continued

For the six months ended 30 June 2008

Six months ended 30 June 2007	Notes	Millions Number of shares issued and fully paid	£m Attributable to equity holders of the parent	Total minority interest	Total equity
Equity holders' funds at beginning of the period		5,501	7,237	1,526	8,763
Change in equity arising in the period					
Fair value gains/(losses):					
Property revaluation		–	5	–	5
Net investment hedge		–	31	–	31
Available for sale investments					
Fair value losses		–	(177)	–	(177)
Shadow accounting		–	93	–	93
Currency translation differences/exchange differences on translating foreign operations		–	(162)	(33)	(195)
Other movements		–	(16)	(4)	(20)
Aggregate tax effect of items taken directly to or transferred from equity		–	29	–	29
Net expense recognised directly in equity		–	(197)	(37)	(234)
Profit for the period		–	483	128	611
Total recognised income and expense for the period		–	286	91	377
Dividends for the period	7	–	(240)	(70)	(310)
Net sale of treasury shares		–	55	–	55
Change in participation in subsidiaries		–	–	35	35
Exercise of share options		4	3	–	3
Fair value of equity settled share options		–	18	–	18
Equity holders' funds at end of the period		5,505	7,359	1,582	8,941

Consolidated statement of changes in equity continued

For the six months ended 30 June 2008

Six months ended 30 June 2007	Notes	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	£m Total
Attributable to equity holders of the parent at beginning of the period		550	746	2,901	(421)	2,773	688	7,237
Changes in equity arising in the period:								
Fair value gains/(losses):								
Property revaluation		–	–	5	–	–	–	5
Net investment hedge		–	–	–	31	–	–	31
Available for sale investments								
Fair value losses		–	–	(177)	–	–	–	(177)
Shadow accounting		–	–	93	–	–	–	93
Currency translation differences/exchange differences on translating foreign operations		–	–	–	(162)	–	–	(162)
Other movements		–	–	(12)	–	(4)	–	(16)
Aggregate tax effect of items taken directly to or transferred from equity		–	–	27	(5)	7	–	29
Net expense recognised directly in equity		–	–	(64)	(136)	3	–	(197)
Profit for the period		–	–	–	–	483	–	483
Total recognised income and expense for the period		–	–	(64)	(136)	486	–	286
Dividends for the period	7	–	–	–	–	(240)	–	(240)
Net sale of treasury shares		–	–	–	–	55	–	55
Exercise of share options		–	3	–	–	–	–	3
Fair value of equity settled share options		–	–	18	–	–	–	18
Attributable to equity holders of the parent at end of the period		550	749	2,855	(557)	3,074	688	7,359

Other reserves	£m At 30 June 2007
Merger reserve	2,716
Available for sale reserve	(33)
Investment property revaluation reserve	48
Share-based payments reserve	124
Attributable to equity holders of the parent at end of the period	2,855

Retained earnings have been reduced by £649 million at 30 June 2007 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings. Included in the dividend for the period is £22 million of dividends declared to holders of perpetual preferred callable securities. Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

Consolidated statement of changes in equity continued

For the six months ended 30 June 2008

Year ended 31 December 2007	Notes	Millions Number of shares issued and fully paid	£m Attributable to equity holders of the parent	Total minority interest	Total equity
Equity holders' funds at beginning of the year		5,501	7,237	1,526	8,763
Change in equity arising in the year					
Fair value gains/(losses):					
Property revaluation		–	95	1	96
Net investment hedge		–	(13)	–	(13)
Available for sale investments:					
Fair value losses		–	(197)	–	(197)
Recycled to income statement		–	36	–	36
Shadow accounting		–	25	–	25
Currency translation differences/exchange differences on translating foreign operations		–	129	4	133
Other movements		–	(4)	–	(4)
Aggregate tax effect of items taken directly to or transferred from equity		–	34	–	34
Net income recognised directly in equity		–	105	5	110
Profit for the year		–	972	274	1,246
Total recognised income and expense for the year		–	1,077	279	1,356
Dividends for the year	7	–	(373)	(165)	(538)
Net sale of treasury shares		–	149	–	149
Shares repurchased in the buyback programme		–	(177)	–	(177)
Issue of ordinary share capital by the Company		–	3	–	3
Change in participation in subsidiaries		–	–	(4)	(4)
Exercise of share options		9	9	–	9
Fair value of equity settled share options		–	36	–	36
Equity holders' funds at end of the year		5,510	7,961	1,636	9,597

£m

Year ended 31 December 2007	Notes	Share Capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at beginning of the year		550	746	2,901	(421)	2,773	688	7,237
Changes in equity arising in the year:								
Fair value gains/(losses):								
Property revaluation		–	–	95	–	–	–	95
Net investment hedge		–	–	–	(13)	–	–	(13)
Available for sale investments:								
Fair value losses		–	–	(197)	–	–	–	(197)
Recycled to income statement		–	–	36	–	–	–	36
Shadow accounting		–	–	25	–	–	–	25
Currency translation differences/exchange differences on translating foreign operations		–	–	–	129	–	–	129
Other movements		–	–	(10)	(2)	8	–	(4)
Aggregate tax effect of items taken directly to or transferred from equity		–	–	22	3	9	–	34
Net income recognised directly in equity		–	–	(29)	117	17	–	105
Profit for the year		–	–	–	–	972	–	972
Total recognised income and expense for the year		–	–	(29)	117	989	–	1,077
Dividends for the year	7	–	–	–	–	(373)	–	(373)
Net sale of treasury shares		–	–	–	–	149	–	149
Shares repurchased in the buyback programme		–	–	–	–	(177)	–	(177)
Issue of ordinary share capital by the Company		–	3	–	–	–	–	3
Exercise of share options		1	8	–	–	–	–	9
Fair value of equity settled share options		–	–	36	–	–	–	36
Attributable to equity holders of the parent at end of the year		551	757	2,908	(304)	3,361	688	7,961

£m

Other reserves	At 31 December 2007
Merger reserve	2,716
Available for sale reserve	(30)
Property revaluation reserve	75
Share-based payments reserve	147
Attributable to equity holders of the parent at end of the year	2,908

Retained earnings have been reduced by £588 million at 31 December 2007 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings. Included in the dividend for the year is £40 million of dividends declared to holders of perpetual preferred callable securities. Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

1 Basis of preparation

Old Mutual plc ("the Company") is a company incorporated in England and Wales.

These interim consolidated financial statements comprise the results of the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in associates and jointly controlled entities.

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for a full set of consolidated financial statements.

These consolidated interim financial statements were approved by the Board of Directors on 6 August 2008.

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2007, presented in accordance with IFRS as adopted by the EU.

The interim consolidated financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments classified as fair valued through the income statement or as available for sale, owner-occupied property and investment property. Non–current assets and disposal groups held-for-sale are stated at the lower of previous carrying amount and fair value less costs to sell.

The results for the six months ended 30 June 2008 and 2007 are unaudited, but have been reviewed by the Auditors whose report is presented on page 33. The comparative figures for the financial year ended 31 December 2007 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. Consequently these interim financial statements should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2007.

Revised and new reporting standards

The Group had previously chosen to adopt IFRS 8 'Operating Segments' in preparing its financial statements for the year ended 31 December 2007.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2007.

Further commentary on management's reassessment of estimates made during the six months ended 30 June 2008 is provided in the Business Review

Financial and insurance risk management

The Group's financial and insurance risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended 31 December 2007.

Restatement of comparative information

The Group has made certain restatements of comparative information to reflect Mutual & Federal as a discontinued operation and to reflect changes in presentation of the income statement and balance sheet line items that were made in the Group's annual report for the year ended 31 December 2007 following the adoption of IFRS 7 'Financial Instruments: Disclosures'. Reclassifications have also been made to income and expense items to more appropriately reflect the nature of these items.

2 Foreign currencies

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business operations to Sterling are:

	Income statement (average rate)	Balance sheet (closing rate)
30 June 2008		
Rand	**15.1008**	**15.5673**
US Dollars	**1.9746**	**1.9908**
Swedish Krona	**12.1128**	**12.0009**
Euro	**1.2903**	**1.2651**
30 June 2007		
Rand	14.1123	14.1677
US Dollars	1.9703	2.0071
Swedish Krona	13.6668	13.7266
Euro	1.4820	1.4826
31 December 2007		
Rand	14.1109	13.6043
US Dollars	2.0014	1.9827
Swedish Krona	13.5253	12.8320
Euro	1.4602	1.3596

3 Segment information

(i) Basis of segmentation

The Group's results are analysed across four geographic segments. This is consistent with the way the Group manages the business. The four geographic segments, based on the Group's management structure, are South Africa, United States, Europe and Other. Within the geographic segments, the Group generates revenue from four principal lines of business: long-term business, asset management, banking and general insurance. For IFRS purposes, the general insurance line of business has been discontinued during the 2007 financial year, however for the purposes of reporting adjusted operating profit, the result of the general insurance line of business is included in the following analyses.

The income statement information that follows is based on the Group's geographical management structure with revenue and expenses allocated to the lines of business. This follows the same format as the Consolidated income statement and is reconciled to Adjusted Operating Profit which is one of the key measures reported to the Group's chief operating decision makers for their consideration in the allocation of resources to and the review of performance of the segments. The Group utilises additional measures to assess the performance of each of the segments. These measures are also presented and include an analysis of gross earned premiums and funds under management.

The basis of segmentation and the basis of measurement of segment profit or loss applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2007.

3 Segment information continued

(ii) Income statement – segment information six months ended 30 June 2008

	South Africa			United States	
	Long-term business	Asset management	Banking	Long-term business	Asset management
Revenue					
Gross earned premiums	790	–	–	1,644	–
Outward reinsurance	(24)	–	–	(51)	–
Net earned premiums	766	–	–	1,593	–
Investment return (non-banking)	29	58		(223)	10
Banking interest and similar income	–	–	1,765	–	–
Banking trading, investment and similar income	–	–	68	–	–
Fee and commission income, and income from service activities	53	77	227	–	250
Other income	36	26	60	23	8
Share of associated undertakings' profit/(loss) after tax	4	–	3	–	–
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	(13)	–	1	–	(1)
Inter-segment revenues	86	14	8	–	4
Total revenue	961	175	2,132	1,393	271
Expenses					
Claims and benefits (including change in insurance contract provisions)	(288)	–	–	(1,446)	–
Reinsurance recoveries	35	–	–	54	–
Net claims and benefits incurred	(253)	–	–	(1,392)	–
Change in investment contract liabilities	44	–	–	3	–
Losses on loans and advances	–	–	(125)	–	–
Finance costs	–	–	–	–	–
Banking interest payable and similar expenses	–	–	(1,213)	–	–
Fee and commission expense, and other acquisition costs	(71)	1	–	(40)	(5)
Other operating and administrative expenses	(199)	(64)	(449)	(35)	(192)
Change in third party interest in consolidated funds	–	–	–	–	–
Amortisation of PVIF and other acquired intangibles	–	–	–	(13)	–
Inter-segment expenses	(22)	(57)	(24)	(5)	–
Total expenses	(501)	(120)	(1,811)	(1,482)	(197)
Profit/(loss) before tax	460	55	321	(89)	74
Adjusting items	(214)	–	(1)	95	(4)
Income tax attributable to policyholder returns	(4)	–	–	–	–
Adjusted operating profit/(loss) before tax	242	55	320	6	70

3 **Segment information** continued

(ii) **Income statement – segment information six months ended 30 June 2008** continued

Europe		Other		Group				£m
Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenues)/ expenses	Total continuing operations	Discontinued operations	Total
126	–	–	–	–	–	2,560	301	2,861
(44)	–	–	–	–	–	(119)	(45)	(164)
82	–	–	–	–	–	2,441	256	2,697
(3,797)	8	–	–	7	(184)	(4,092)	18	(4,074)
–	–	129	–	–	–	1,894	–	1,894
–	–	2	–	–	–	70	–	70
375	166	13	19	–	1	1,181	–	1,181
14	3	4	–	–	16	190	–	190
–	–	–	(3)	(6)	–	(2)	–	(2)
–	17	58	–	–	–	62	–	62
111	11	8	–	7	(254)	(5)	5	–
(3,215)	205	214	16	8	(421)	1,739	279	2,018
(68)	–	–	–	–	–	(1,802)	(221)	(2,023)
22	–	–	–	–	–	111	38	149
(46)	–	–	–	–	–	(1,691)	(183)	(1,874)
3,795	–	–	–	–	–	3,842	–	3,842
–	–	(1)	–	–	–	(126)	–	(126)
–	–	–	–	(9)	–	(9)	–	(9)
–	–	(89)	–	–	–	(1,302)	–	(1,302)
(120)	(51)	–	(6)	–	(39)	(331)	(50)	(381)
(249)	(61)	(33)	(17)	(22)	(4)	(1,325)	(24)	(1,349)
–	–	–	–	–	210	210	–	210
(158)	(2)	(3)	–	–	–	(176)	–	(176)
(49)	(69)	(20)	(1)	(3)	254	4	(4)	–
3,173	(183)	(146)	(24)	(34)	421	(904)	(261)	(1,165)
(42)	22	68	(8)	(26)	–	835	18	853
100	(15)	(55)	–	(62)	–	(156)	10	(146)
70	–	–	–	–	–	66	–	66
128	7	13	(8)	(88)	–	745	28	773

3 **Segment information** continued

(ii) Income statement – segment information six months ended 30 June 2007

	South Africa			United States	
	Long-term business	Asset management	Banking	Long-term business	Asset management
Revenue					
Gross earned premiums	730	–	–	1,355	–
Outward reinsurance	(20)	–	–	(50)	–
Net earned premiums	710	–	–	1,305	–
Investment return (non-banking)	2,216	29	–	340	3
Banking interest and similar income	–	–	1,352	–	–
Banking trading, investment and similar income	–	–	71	–	–
Fee and commission income, and income from service activities	52	83	218	–	250
Other income	37	30	24	(1)	13
Share of associated undertakings' profit/(loss) after tax	7	–	7	–	–
Profit on disposal of subsidiaries, associated undertakings and strategic investments	–	1	–	–	6
Inter-segment revenues	61	15	22	–	6
Total revenue	3,083	158	1,694	1,644	278
Expenses					
Claims and benefits (including change in insurance contract provisions)	(1,865)	–	–	(1,558)	–
Reinsurance recoveries	16	–	–	58	–
Net claims and benefits incurred	(1,849)	–	–	(1,500)	–
Change in investment contract liabilities	(534)	–	–	–	–
Losses on loans and advances	–	–	(73)	–	–
Finance costs	–	–	–	–	–
Banking interest payable and similar expenses	–	–	(869)	–	–
Fee and commission expense, and other acquisition costs	(71)	(2)	–	(96)	(5)
Other operating and administrative expenses	(192)	(61)	(430)	(28)	(191)
Change in third party interest in consolidated funds	–	–	–	–	–
Goodwill impairment	–	–	–	–	–
Amortisation of PVIF and other acquired intangibles	–	–	–	(18)	–
Inter-segment expenses	(19)	(40)	(34)	(7)	–
Total expenses	(2,665)	(103)	(1,406)	(1,649)	(196)
Profit/(loss) before tax	418	55	288	(5)	82
Adjusting items	(127)	(1)	–	35	(6)
Income tax attributable to policyholder returns	(61)	–	–	–	–
Adjusted operating profit/(loss) before tax	230	54	288	30	76

3 Segment information continued

(ii) Income statement – segment information 6 months ended 30 June 2007 continued

Europe		Other		Group				£m
Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenues)/ expenses	Total continuing operations	Discontinued operations	Total Restated
117	–	–	–	–	–	2,202	302	2,504
(35)	–	–	–	–	–	(105)	(48)	(153)
82	–	–	–	–	–	2,097	254	2,351
2,427	1	–	–	7	275	5,298	39	5,337
–	–	98	–	–	–	1,450	–	1,450
–	–	19	–	–	–	90	–	90
344	168	13	20	–	–	1,148	–	1,148
10	4	1	1	4	1	124	–	124
–	–	–	(1)	(11)	–	2	–	2
–	–	–	–	–	–	7	–	7
64	6	10	1	5	(208)	(18)	18	–
2,927	179	141	21	5	68	10,198	311	10,509
(52)	–	–	–	–	–	(3,475)	(206)	(3,681)
10	–	–	–	–	–	84	36	120
(42)	–	–	–	–	–	(3,391)	(170)	(3,561)
(2,343)	–	–	–	–	–	(2,877)	–	(2,877)
–	–	(1)	–	–	–	(74)	–	(74)
–	–	–	–	(47)	–	(47)	–	(47)
–	–	(59)	–	–	–	(928)	–	(928)
(92)	(47)	–	(5)	–	(40)	(358)	(49)	(407)
(217)	(70)	(37)	(13)	(33)	(16)	(1,288)	(25)	(1,313)
–	–	–	–	–	(220)	(220)	–	(220)
–	–	–	–	–	–	–	(1)	(1)
(161)	(2)	(2)	–	–	–	(183)	–	(183)
–	(51)	(34)	(1)	(3)	208	19	(19)	–
(2,855)	(170)	(133)	(19)	(83)	(68)	(9,347)	(264)	(9,611)
72	9	8	2	(78)	–	851	47	898
82	3	–	–	(10)	–	(24)	(11)	(35)
(45)	–	–	–	–	–	(106)	–	(106)
109	12	8	2	(88)	–	721	36	757

3 **Segment information** continued

(ii) Income statement – segment information year ended 31 December 2007

	South Africa			United States	
	Long-term business	Asset management	Banking	Long-term business	Asset management
Revenue					
Gross earned premiums	1,563	–	–	3,148	–
Outward reinsurance	(41)	–	–	(88)	–
Net earned premiums	1,522	–	–	3,060	–
Investment return (non-banking)	3,203	89	–	528	13
Banking interest and similar income	–	–	2,979	–	–
Banking trading, investment and similar income	–	–	167	–	–
Fee and commission income, and income from service activities	108	161	474	–	570
Other income	77	36	52	9	12
Share of associated undertakings' profit/(loss) after tax	11	–	8	–	–
Profit on disposal of subsidiaries, associated undertakings and strategic investments	–	–	1	–	8
Inter-segment revenues	144	49	39	–	12
Total revenue	5,065	335	3,720	3,597	615
Expenses					
Claims and benefits (including change in insurance contract provisions)	(2,981)	–	–	(3,480)	–
Reinsurance recoveries	39	–	–	95	–
Net claims and benefits incurred	(2,942)	–	–	(3,385)	–
Change in investment contract liabilities	(767)	–	–	–	–
Losses on loans and advances	–	–	(154)	–	–
Finance costs	–	–	–	–	–
Banking interest payable and similar expenses	–	–	(1,928)	–	–
Fee and commission expense, and other acquisition costs	(153)	–	–	(102)	(10)
Other operating and administrative expenses	(410)	(153)	(940)	(54)	(424)
Change in third party interest in consolidated funds	–	–	–	–	–
Goodwill impairment	–	–	–	–	–
Amortisation of PVIF and other acquired intangibles	–	–	–	(24)	–
Inter-segment expenses	(63)	(84)	(75)	(13)	–
Total expenses	(4,335)	(237)	(3,097)	(3,578)	(434)
Profit/(loss) before tax	730	98	623	19	181
Adjusting items	(222)	–	(1)	79	(19)
Income tax attributable to policyholder returns	(63)	–	–	–	–
Adjusted operating profit/(loss) before tax	445	98	622	98	162

3 Segment information continued

(ii) Income statement – segment information year ended 31 December 2007 continued

Europe		Other		Group				£m
Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenues)/ expenses	Total continuing operations	Discontinued operations	Total
230	–	–	–	–	–	4,941	625	5,566
(72)	–	–	–	–	–	(201)	(92)	(293)
158	–	–	–	–	–	4,740	533	5,273
2,019	–	–	–	8	211	6,071	56	6,127
–	–	211	–	–	–	3,190	–	3,190
–	–	3	–	–	–	170	–	170
730	345	27	42	–	–	2,457	–	2,457
8	23	2	3	–	23	245	–	245
–	–	–	(3)	(17)	–	(1)	–	(1)
–	–	16	–	–	–	25	–	25
178	27	13	2	15	(512)	(33)	33	–
3,093	395	272	44	6	(278)	16,864	622	17,486
(151)	–	–	–	–	–	(6,612)	(390)	(7,002)
50	–	–	–	–	–	184	52	236
(101)	–	–	–	–	–	(6,428)	(338)	(6,766)
(1,851)	–	–	–	–	–	(2,618)	–	(2,618)
–	–	(3)	–	–	–	(157)	–	(157)
–	–	–	–	(50)	–	(50)	–	(50)
–	–	(125)	–	–	–	(2,053)	–	(2,053)
(201)	(103)	–	(11)	–	(70)	(650)	(110)	(760)
(468)	(137)	(80)	(30)	(56)	(8)	(2,760)	(53)	(2,813)
–	–	–	–	–	(156)	(156)	–	(156)
–	–	–	–	–	–	–	(3)	(3)
(326)	(5)	(5)	–	–	–	(360)	–	(360)
(73)	(132)	(32)	(1)	(3)	512	36	(36)	–
(3,020)	(377)	(245)	(42)	(109)	278	(15,196)	(540)	(15,736)
73	18	27	2	(103)	–	1,668	82	1,750
152	8	(13)	–	(57)	–	(73)	7	(66)
3	–	–	–	–	–	(60)	–	(60)
228	26	14	2	(160)	–	1,535	89	1,624

3 **Segment information** continued

(iii) Gross earned premiums

Six months ended 30 June 2008	**South Africa**	**United States**	**Europe**	**Other**	**Total** £m
Long-term business – insurance contracts	**526**	**1,644**	**126**	**–**	**2,296**
Long-term business – investment contracts with discretionary participation features	**264**	**–**	**–**	**–**	**264**
Gross earned premiums	**790**	**1,644**	**126**	**–**	**2,560**
Long-term business – other investment contracts recognised as deposits	**597**	**116**	**3,938**	**–**	**4,651**

Six months ended 30 June 2007	South Africa	United States	Europe	Other	Total £m
Long-term business – insurance contracts	518	1,355	117	–	1,990
Long-term business – investment contracts with discretionary participation features	212	–	–	–	212
Gross earned premiums	730	1,355	117	–	2,202
Long-term business – other investment contracts recognised as deposits	556	83	4,431	–	5,070

Year ended 31 December 2007	South Africa	United States	Europe	Other	Total £m
Long-term business – insurance contracts	1,048	3,148	230	–	4,426
Long-term business – investment contracts with discretionary participation features	515	–	–	–	515
Gross earned premiums	1,563	3,148	230	–	4,941
Long-term business – other investment contracts recognised as deposits	1,315	177	8,450	–	9,942

3 Segment information continued

(iv) Funds under management

At 30 June 2008	**South Africa**	**United States**	**Europe**	**Other**	**Total**
					£m
Long-term business policyholder funds	**18,808**	**13,937**	**42,665**	**167**	**75,577**
Unit trusts and mutual funds	**5,639**	**4,878**	**13,249**	**2,346**	**26,112**
Third party client funds	**9,317**	**141,613**	**–**	**3,453**	**154,383**
Total client funds under management	**33,764**	**160,428**	**55,914**	**5,966**	**256,072**
Shareholder funds	**1,838**	**176**	**1,348**	**–**	**3,362**
Total funds under management	**35,602**	**160,604**	**57,262**	**5,966**	**259,434**

At 30 June 2007	South Africa	United States	Europe	Other	Total
					£m
Long-term business policyholder funds	20,195	14,056	42,496	72	76,819
Unit trusts and mutual funds	5,782	5,577	11,703	2,468	25,530
Third party client funds	12,480	138,470	1,926	4,064	156,940
Total client funds under management	38,457	158,103	56,125	6,604	259,289
Shareholder funds	2,167	233	1,437	–	3,837
Total funds under management	40,624	158,336	57,562	6,604	263,126

At 31 December 2007	South Africa	United States	Europe	Other	Total
					£m
Long-term business policyholder funds	22,469	14,822	44,674	122	82,087
Unit trusts and mutual funds	6,693	5,260	14,416	2,535	28,904
Third party client funds	10,517	149,850	–	3,833	164,200
Total client funds under management	39,679	169,932	59,090	6,490	275,191
Shareholder funds	2,042	191	1,454	–	3,687
Total funds under management	41,721	170,123	60,544	6,490	278,878

4 Operating profit adjusting items

(i) Summary of adjusting items
In determining the adjusted operating profit of the Group adjustments are made to profit before tax to reflect the directors' view of the underlying long-term performance of the Group. These items are summarised below:

Six months ended 30 June 2008	Notes	South Africa	United States	Europe	Corporate	Total
						£m
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	–	**(13)**	**(114)**	–	**(127)**
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	**(12)**	**(1)**	**75**	–	**62**
Short-term fluctuations in investment return	4(iv)	**77**	**(82)**	**9**	–	**4**
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	**150**	–	–	–	**150**
Dividends declared to holders of perpetual preferred callable securities	4(vi)	–	–	–	**22**	**22**
US Asset Management equity plans and minority holders	4(viii)	–	**5**	–	–	**5**
Fair value gains on Group debt instruments	4(ix)	–	–	–	**40**	**40**
Total adjusting items		**215**	**(91)**	**(30)**	**62**	**156**
Tax on adjusting items	5(iii)	**(8)**	**(7)**	**18**	**(17)**	**(14)**
Minority interest in adjusting items		**13**	**(5)**	–	–	**8**
Total adjusting items after tax and minority interests		**220**	**(103)**	**(12)**	**45**	**150**

Six months ended 30 June 2007	Notes	South Africa	United States	Europe	Corporate	Total
						£m
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	–	(18)	(92)	–	(110)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	1	6	–	–	7
Short-term fluctuations in investment return	4(iv)	125	(17)	7	–	115
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	2	–	–	–	2
Dividends declared to holders of perpetual preferred callable securities	4(vi)	–	–	–	22	22
Closure of unclaimed shares trusts	4(vii)	–	–	–	(12)	(12)
Total adjusting items		128	(29)	(85)	10	24
Tax on adjusting items	5(iii)	(23)	10	17	(7)	(3)
Minority interest in adjusting items		11	–	–	–	11
Total adjusting items after tax and minority interests		116	(19)	(68)	3	32

4 **Operating profit adjusting items** continued

(i) **Summary of adjusting items** continued

Year ended 31 December 2007	Notes	South Africa	United States	Europe	Corporate	£m Total
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	–	(24)	(218)	–	(242)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	1	8	16	–	25
Short-term fluctuations in investment return	4(iv)	195	(55)	55	–	195
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	14	–	–	–	14
Dividends declared to holders of perpetual preferred callable securities	4(vi)	–	–	–	40	40
Closure of unclaimed shares trusts	4(vii)	13	–	–	(12)	1
US Asset Management equity plans and minority holders	4(viii)	–	11	–	–	11
Fair value gains on Group debt instruments	4(ix)	–	–	–	29	29
Total adjusting items		223	(60)	(147)	57	73
Tax on adjusting items	5(iii)	(101)	30	51	(9)	(29)
Minority interest in adjusting items		23	(11)	–	–	12
Total adjusting items after tax and minority interests		145	(41)	(96)	48	56

(ii) Goodwill impairment and impact of acquisition accounting
In applying acquisition accounting in accordance with IFRS deferred acquisition costs and deferred revenue are not recognised. These are reversed in the acquisition balance sheet and replaced by goodwill, other intangible assets and the value of the acquired present value of in-force business ('acquired PVIF'). In determining its adjusted operating profit the Group recognises deferred revenue and acquisition costs in relation to policies sold by acquired businesses pre-acquisition, and excludes the impairment of goodwill and the amortisation of acquired other intangibles and acquired PVIF.

Goodwill impairment and acquisition accounting adjustments to adjusted operating profit are summarised below:

Six months ended 30 June 2008	South Africa	United States	Europe	Corporate	£m Total
Amortisation of acquired PVIF					
Long-term business	–	13	126	–	139
Amortisation of acquired deferred costs and revenue					
Long-term business	–	–	(45)	–	(45)
Amortisation of other acquired intangible assets					
Long-term business	–	–	32	–	32
Asset management	–	–	2	–	2
Banking	–	–	3	–	3
Release of acquisition balance sheet provisions					
Long-term business	–	–	(4)	–	(4)
	–	13	114	–	127

4 Operating profit adjusting items continued

(ii) Goodwill impairment and impact of acquisition accounting continued

	£m				
Six months ended 30 June 2007	South Africa	United States	Europe	Corporate	Total
Amortisation of acquired PVIF					
Long-term business	–	18	132	–	150
Amortisation of acquired deferred costs and revenue					
Long-term business	–	–	(65)	–	(65)
Asset management	–	–	3	–	3
Amortisation of other acquired intangible assets					
Long-term business	–	–	29	–	29
Asset management	–	–	2	–	2
Banking	–	–	2	–	2
Release of acquisition balance sheet provisions					
Long-term business	–	–	(7)	–	(7)
Asset management	–	–	(2)	–	(2)
Banking	–	–	(2)	–	(2)
	–	18	92	–	110

	£m				
Year ended 31 December 2007	South Africa	United States	Europe	Corporate	Total
Amortisation of acquired PVIF					
Long-term business	–	24	266	–	290
Amortisation of acquired deferred costs and revenue					
Long-term business	–	–	(112)	–	(112)
Asset management	–	–	6	–	6
Amortisation of other acquired intangible assets					
Long-term business	–	–	60	–	60
Asset management	–	–	5	–	5
Banking	–	–	5	–	5
Release of acquisition balance sheet provisions					
Long-term business	–	–	(7)	–	(7)
Asset management	–	–	(3)	–	(3)
Banking	–	–	(2)	–	(2)
	–	24	218	–	242

4 Operating profit adjusting items continued

(iii) Profit on disposal of subsidiaries, associated undertakings and strategic investments
On 11 June 2008, the Group completed the disposal of its controlling shareholding in Palladyne, a European asset management business, resulting in a profit on disposal of £17 million.

Part of the Europe banking business, Skandia's Nordic vehicle finance operation, SkandiaBanken Bilfinans, was sold during the six months ended 30 June 2008, resulting in a profit on disposal of £58 million.

During 2007 the Europe banking subsidiary sold its Danish operation. An accounting profit on sale of £16 million was recognised. The US Asset Management business disposed of its interests in certain affiliate asset managers, resulting in a profit on disposal of £8 million in 2007.

The Group has closed its project to develop a direct financial services capability in South Africa due to adverse market conditions. Costs relating to the closure amounting to £13 million have been excluded from the adjusted operating profit.

Profits on the disposal of subsidiaries, associated undertakings and strategic investments are analysed below:

£m

Six months ended 30 June 2008	**South Africa**	**United States**	**Europe**	**Corporate**	**Total**
Long-term business	**(13)**	**–**	**–**	**–**	**(13)**
Asset management	**–**	**(1)**	**17**	**–**	**16**
Banking	**1**	**–**	**58**	**–**	**59**

£m

Six months ended 30 June 2007	South Africa	United States	Europe	Corporate	Total
Long-term business	1	6	–	–	7

£m

Year ended 31 December 2007	South Africa	United States	Europe	Corporate	Total
Long-term business	–	8	–	–	8
Banking	1	–	16	–	17

(iv) Long-term investment return
Profit before tax includes actual investment returns earned on the shareholder assets of the Group. Adjusted operating profit is stated after recalculating shareholder asset investment returns based on a long-term investment return rate. The difference between the actual and the long-term investment returns are short-term fluctuations in investment return.

Long-term rates of return are based on achieved real rates of return appropriate to the underlying asset base, adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed frequently, usually annually, for appropriateness. These rates of return have been selected with a view to ensuring that returns credited to adjusted operating profit are consistent with the actual returns expected to be earned over the long-term.

For the South Africa long-term business, the return is applied to an average value of investible shareholders' assets. For US and Europe long-term businesses, the return is applied to average investible assets.

For all businesses mis-matches attributed to the timing of the recognition of policyholder tax and related receipts from policyholders are eliminated with reference to the historic net gains/(losses) in respect of this item.

Long-term investment rates	**6 months ended 30 June 2008**	6 months ended 30 June 2007	Year ended 31 December 2007
South Africa long-term business	**16.6%**	15.6%	15.6%
United States long-term business	**5.9%**	6.0%	5.7%
Europe long-term business	**4.8%**	4.8%	4.9%

4 Operating profit adjusting items continued

(iv) Long-term investment return continued

Analysis of short-term fluctuations in investment return

					£m
Six months ended 30 June 2008	**South Africa**	**United States**	**Europe**	**Corporate**	**Total**
Long-term business					
Actual investment return attributable to shareholders	**197**	**90**	**14**	**–**	**301**
Less: long-term investment return	**(120)**	**(172)**	**(5)**	**–**	**(297)**
Total short-term fluctuations in investment return	**77**	**(82)**	**9**	**–**	**4**

					£m
Six months ended 30 June 2007	South Africa	United States	Europe	Corporate	Total
Long-term business					
Actual investment return attributable to shareholders	229	309	10	–	548
Less: long-term investment return	(104)	(326)	(3)	–	(433)
Total short-term fluctuations in investment return	125	(17)	7	–	115

					£m
Year ended 31 December 2007	South Africa	United States	Europe	Corporate	Total
Long-term business					
Actual investment return attributable to shareholders	416	527	61	–	1,004
Less: long-term investment return	(221)	(582)	(6)	–	(809)
Total short-term fluctuations in investment return	195	(55)	55	–	195

The actual investment return attributable to shareholders for the US long-term business reflects total investment income, as a distinction is not drawn between shareholder and policyholder funds.

(v) Investment return adjustment for Group equity and debt instruments held in life funds
Adjusted operating profit includes investment returns on policyholder investments in Group equity and debt instruments by the Group's life funds. These include investments in the Company's ordinary shares, and the subordinated liabilities and ordinary securities of the Group's South Africa banking subsidiary. These investment returns are eliminated within the consolidated income statement in arriving at profit before tax, but are included in adjusted operating profit. For the six months ended 30 June 2008 the investment return adjustment decreased adjusted operating profit by £150 million (six months ended 30 June 2007: decrease of £2 million, year ended 31 December 2007: decrease of £14 million).

(vi) Dividends declared to holders of perpetual preferred callable securities
Dividends declared to the holders of the Group's perpetual preferred callable securities were £22 million for the six months ended 30 June 2008 (six months ended 30 June 2007: £22 million, year ended 31 December 2007: £40 million). These are recognised in finance costs on an accruals basis for the purpose of determining adjusted operating profit. In the IFRS financial statements this cost is recognised in equity.

4 Operating profit adjusting items continued

(vii) Closure of unclaimed shares trusts
During 2006 Old Mutual announced the closure of the Old Mutual South Africa Unclaimed Shares Trust (UST) and similar trusts set up in Namibia, Zimbabwe, Malawi and Bermuda. Proceeds of sale of the Old Mutual plc shares held by those trusts were remitted to Old Mutual plc in 2006 and 2007. Old Mutual intends to use substantially all of the proceeds realised to discharge late claims in cash for a further period of three years (to 31 August 2009), to fund good causes in the jurisdictions of the trust concerned or to enhance benefits for certain specific groups of policyholders of the Group's South African and Namibian life businesses. Provisions are held in this regard.

During 2007 payments of the proceeds were made by the trusts to Old Mutual plc. These payments resulted in the realisation of foreign exchange losses of £14 million in the year ended 31 December 2007. Furthermore, as a result of remeasurement of certain provisions for obligations, an amount of £13 million was released in the year ended 31 December 2007. Consistent with the treatment of the original sales proceeds and costs in 2006, these amounts were excluded from adjusted operating profit. During 2008 the capital gains payable by the unclaimed share trusts were settled.

(viii) US Asset Management equity plans and minority interests
During 2007, US Asset Management entered into a number of new long-term incentive arrangements with certain of its asset management affiliates.

In accordance with IFRS requirements the cost of these schemes is disclosed as being attributable to minority interests. However, this is treated as a compensation expense in determining adjusted operating profit. The amount recognised in relation to this for the six months ended 30 June 2008 was £5 million (six months ended 30 June 2007: nil, year ended 31 December 2007: £11 million).

The Group has issued put options to employees as part of some of its US affiliate incentive schemes. The impact of revaluing these instruments is recognised in accordance with IFRS, but excluded from adjusted operating profit. As at 30 June 2008 these instruments were revalued, the impact of which was less than £1 million (six months ended 30 June 2007: less than £1 million, year ended 31 December 2007: less than £1 million).

(ix) Fair value gains/losses on Group debt instruments
The significant widening of credit spreads since the second half of 2007 has led to a reduction in the market price of the Group's debt instruments. This decline in market price has resulted in a gain of £40 million (six months ended 30 June 2007: nil, year ended 31 December 2007: £29 million gain) being recorded in the Group's income statement for those instruments that are recorded at fair value.

In the directors' view, these gains are not reflective of the underlying performance of the Group and will reverse over time. The gains/losses have therefore been excluded from adjusted operating profit.

5 Income tax expense

(i) Analysis of total income tax expense

£m

		6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
Current tax				
United Kingdom tax	- Corporation tax	**96**	56	436
	- Double tax relief	**(93)**	(28)	(399)
Overseas tax	- South Africa	**129**	117	379
	- United States	**(7)**	7	26
	- Europe	**39**	30	73
Secondary Tax on Companies (STC)		**4**	5	65
Prior year adjustments		**18**	2	(25)
Total current tax		**186**	189	555
Deferred tax				
Origination of temporary differences		**(45)**	97	(58)
Changes in tax rates/bases		**(5)**	(11)	(13)
Write down/(recognition) of deferred tax assets		**27**	1	(5)
Total deferred tax		**(23)**	87	(76)
Total income tax expense		**163**	276	479

(ii) Reconciliation of total income tax expense

£m

	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
Profit before tax	**835**	851	1,668
Tax at standard average rate of 28.5% (2007: 30%)	**238**	255	500
Different tax rate or basis on overseas operations	**8**	(7)	(20)
Untaxed and low taxed income	**(128)**	(69)	(154)
Disallowable expenses	**23**	17	88
Net movement on deferred tax assets not recognised	**34**	(5)	(38)
Effect on deferred tax of changes in tax rates	**(5)**	(10)	(18)
STC	**41**	11	47
Income tax attributable to policyholder returns	**(46)**	81	51
Other	**(2)**	3	23
Total income tax expense	**163**	276	479

(iii) Income tax on adjusted operating profit

£m

	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
Total income tax expense	**163**	276	479
Tax on adjusting items			
Impact of acquisition accounting	**20**	22	65
Profit on disposal of subsidiaries, associated undertakings and strategic investments	**1**	–	(10)
Short-term fluctuations in investment return	**(18)**	(18)	(40)
Income tax attributable to policyholders returns	**66**	(106)	(60)
STC on dividends paid	**–**	–	(35)
Tax on dividends declared to holders of perpetual preferred callable securities recognised in equity	**(6)**	(7)	(9)
Fair value gains on group debt instruments	**(11)**	–	–
Income tax on adjusted operating profit	**215**	167	390

6 Earnings and earnings per share

(i) Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit for the financial period attributable to ordinary equity shareholders by the weighted average number of ordinary shares in issue during the period excluding own shares held in policyholder funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

			£m
	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
Profit for the financial period attributable to equity holders of the parent from continuing operations	**539**	456	929
Profit for the financial period attributable to equity holders of the parent from discontinued operations	**10**	27	43
Profit for the financial period attributable to equity holders of the parent	**549**	483	972
Dividends declared to holders of perpetual preferred callable securities	**(16)**	(15)	(31)
Profit attributable to ordinary equity holders	**533**	468	941

Total dividends declared to holders of perpetual preferred callable securities of £22 million (six months ended 30 June 2007: £22 million, year ended 31 December 2007: £40 million) for the six months ended 30 June 2008 are stated net of tax credits of £6 million (six months ended 30 June 2007: £7 million, year ended 31 December 2007: £9 million).

			£m
	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
Weighted average number of ordinary shares in issue	**5,311**	5,503	5,492
Shares held in charitable foundations	**(21)**	(20)	(20)
Shares held in ESOP trusts	**(45)**	(76)	(61)
Adjusted weighted average number of ordinary shares	**5,245**	5,407	5,411
Shares held in life funds	**(239)**	(292)	(282)
Shares held in Black Economic Empowerment trusts	**(235)**	(235)	(235)
Weighted average number of ordinary shares	**4,771**	4,880	4,894
Basic earnings per ordinary share from continuing operations (pence)	**11.0**	9.0	18.3
Basic earnings per ordinary share from discontinued operations (pence)	**0.2**	0.6	0.9
Basic earnings per ordinary share (pence)	**11.2**	9.6	19.2

Diluted earnings per share recognises the dilutive impact of share options held in ESOP trusts and Black Economic Empowerment trusts which are currently in the money in the calculation of the weighted average number of shares, as if the relevant shares were in issue for the full period.

			Millions
	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
Weighted average number of ordinary shares	**4,771**	4,880	4,894
Adjustments for share options held by ESOP trusts	**51**	69	63
Adjustments for shares held in Black Economic Empowerment trusts	**235**	235	235
	5,057	5,184	5,192
Diluted earnings per ordinary share from continuing operations (pence)	**10.3**	8.5	17.3
Diluted earnings per ordinary share from discontinued operations (pence)	**0.2**	0.5	0.8
Diluted earnings per ordinary share (pence)	**10.5**	9.0	18.1

6 Earnings and earnings per share continued

(ii) Adjusted operating earnings per ordinary share

Adjusted operating earnings per ordinary share is determined based on adjusted operating profit. Adjusted operating profit represents the directors' view of the underlying long-term performance of the Group. For long-term and general insurance business adjusted operating profit is based on a long-term investment return. It includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, revaluations of put options related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, income/(expense) from closure of unclaimed shares trusts and fair value gains on Group debt instruments.

The reconciliation of profit for the financial period to adjusted operating profit after tax attributable to ordinary equity holders is as follows:

			£m
Six months ended 30 June 2008	**Continuing operations**	**Discontinued operations**	**Total**
Profit for the financial period attributable to equity holders of the parent	**539**	**10**	**549**
Adjusting items	**(156)**	**10**	**(146)**
Tax on adjusting items	**14**	**–**	**14**
Minority interest on adjusting items	**(8)**	**(4)**	**(12)**
Adjusted operating profit after tax attributable to ordinary equity holders	**389**	**16**	**405**
Adjusted weighted average number of ordinary shares (millions)			**5,245**
Adjusted operating earnings per ordinary share (pence)	**7.4**	**0.3**	**7.7**

			£m
Six months ended 30 June 2007	Continuing operations	Discontinued operations	Total
Profit for the financial period attributable to equity holders of the parent	456	27	483
Adjusting items	(24)	(11)	(35)
Tax on adjusting items	3	1	4
Minority interest on adjusting items	(11)	1	(10)
Adjusted operating profit after tax attributable to ordinary equity holders	424	18	442
Adjusted weighted average number of ordinary shares (millions)			5,407
Adjusted operating earnings per ordinary share (pence)	7.8	0.4	8.2

			£m
Year ended 31 December 2007	Continuing operations	Discontinued operations	Total
Profit for the financial year attributable to equity holders of the parent	929	43	972
Adjusting items	(73)	7	(66)
Tax on adjusting items	29	(3)	26
Minority interest on adjusting items	(12)	(6)	(18)
Adjusted operating profit after tax attributable to ordinary equity holders	873	41	914
Adjusted weighted average number of ordinary shares (millions)			5,411
Adjusted operating earnings per ordinary share (pence)	16.1	0.8	16.9

7 Dividends

Dividends declared and paid were as follows:

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
			£m
2006 Final dividend paid – 4.15p per 10p share	–	218	218
2007 Interim dividend paid – 2.3p per 10p share	–	–	115
2007 Final dividend paid – 4.55p per 10p share	227	–	–
Dividends to ordinary equity holders	**227**	218	333
Dividends declared to holders of perpetual preferred callable securities	22	22	40
Dividend payments for the period	**249**	240	373

Dividends paid to ordinary equity holders, as above, are calculated using the number of shares in issue at the record date, less treasury shares held in ESOP trusts, life funds of Group companies, Black Economic Empowerment trusts and related undertakings.

As a consequence of the exchange control arrangements in place in certain African territories, dividends to ordinary equity holders on the branch registers of those countries (or, in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

The directors have declared a 2008 interim dividend of 2.45p per share (2007 interim: 2.3p per share), which will be paid on 28 November 2008 to all ordinary equity holders on the register at the close of business on 7 November 2008, being the record date for the dividend. In accordance with IFRS requirements, no provision has been recognised in respect of this dividend.

In March 2008, £22 million was declared and paid to holders of perpetual preferred callable securities (March 2007: £22 million, November 2007: £18 million).

8 Discontinued operations, assets and liabilities held-for-sale

Discontinued operations

The results of the Group's South Africa general insurance business, Mutual & Federal, are shown as a discontinued operation in these interim financial statements. The Group is actively seeking a buyer for Mutual & Federal which is expected to result in the sale of a controlling interest in Mutual & Federal.

An analysis of the results of Mutual & Federal is shown in the segmental income statement in note 3 to the Group financial statements. Further analysis of the results of discontinued operations is given below.

(i) Reconciliation of adjusted operating profit from discontinued operations to profit after tax from discontinued operations

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
			£m
Adjusted operating profit from discontinued operations	**28**	36	89
Adjusting items from discontinued operations	**(10)**	11	(7)
Profit for the financial year before tax from discontinued operations	**18**	47	82
Income tax expense on discontinued operations	**(5)**	(11)	(25)
Profit for the financial period after tax on discontinued operations	**13**	36	57

(ii) Adjusting items from discontinued operations

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
			£m
Goodwill impairment and impact of acquisition accounting	–	(1)	(3)
Short-term fluctuations in investment return	**(10)**	12	(4)
Total adjusting items from discontinued operations	**(10)**	11	(7)
Tax on adjusting items	–	(1)	3
Minority interest in adjusting items	**4**	(1)	6
Adjusting items from discontinued operations after tax and minority interests	**(6)**	9	2

8 Discontinued operations, assets and liabilities held-for-sale continued

(iii) Adjusted operating profit from discontinued operations attributable to ordinary equity holders

£m

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
Adjusted operating profit from discontinued operations	**28**	36	89
Tax on adjusted operating profit from discontinued operations	**(5)**	(10)	(28)
Adjusted operating profit after tax from discontinued operations	**23**	26	61
Minority interests – ordinary shares	**(7)**	(8)	(20)
Adjusted operating profit after tax from discontinued operations attributable to ordinary equity holders	**16**	18	41

(iv) Net cash flows from discontinued operations

£m

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
Operating activities	**15**	67	66
Investing activities	**(10)**	(48)	(28)
Financing activities	**7**	(32)	(61)
Net cash inflow/(outflow)	**12**	(13)	(23)

(v) Non-current assets held-for-sale

£m

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
Loans and advances	**3**	365	994
Investments and securities	**327**	144	359
Other assets	**197**	39	232
Derivative financial instruments	**–**	3	–
Cash and cash equivalents	**39**	22	32
	566	573	1,617

(vi) Non-current liabilities held-for-sale

£m

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
General insurance liabilities	**291**	–	299
Amounts owed to other depositors	**–**	502	–
Other liabilities	**77**	51	115
	368	553	414

Europe vehicle finance business

Skandia's Nordic vehicle finance operation, SkandiaBanken Bilfinans, was sold to DnB NOR during the six months ended 30 June 2008. As at 31 December 2007 the assets and liabilities were classified as held-for-sale.

South Africa general insurance business

The assets and liabilities of Mutual & Federal have been shown as non-current assets and liabilities held-for-sale as at 30 June 2008 and 31 December 2007.

9 Borrowed funds

	Notes	At 30 June 2008	At 30 June 2007 Restated	At 31 December 2007
				£m
Senior debt securities and term loans	9(i)	**449**	570	461
Mortgage backed securities	9(ii)	**91**	–	103
Subordinated debt securities	9(iii)	**1,696**	1,731	1,789
Borrowed funds		**2,236**	2,301	2,353

(i) Senior debt securities and term loans

	At 30 June 2008	At 30 June 2007 Restated	At 31 December 2007
			£m
Floating rate notes[1]	**75**	147	151
Fixed rate notes[2]	**46**	57	44
Revolving credit facility[3]	**192**	249	161
Term loan and other loans	**23**	11	26
Investment fund borrowings	**113**	106	79
Total senior debt securities and term loans	**449**	570	461

Senior debt securities and term loans comprise:

1 Floating rate notes:
- £12 million note repayable in December 2010, with holders having the option to elect for early redemption every 6 months with coupon referenced against 6 month LIBOR less 0.50%.
- US$150 million repayable September 2014 at 3 month LIBOR plus 0.63%, repaid 9 June 2008.
- US$50 million repayable September 2011 at 3 month LIBOR plus 0.50%.
- US$10 million repayable September 2009 at 3 month LIBOR plus 0.35%.
- SEK100 million repayable March 2009 at 3 month STIBOR plus 0.20%.
- €22 million repayable January 2010 at 3 month EURIBOR plus 0.35%.
- SEK50 million repayable March 2010 at 3 month STIBOR plus 0.38%.

2 Fixed rate notes:
- €30 million Euro bond repayable July 2010, capital and interest swapped into fixed rate US Dollars at 5.28%.
- €10 million Euro bond repayable December 2010, capital and interest swapped into floating rate US Dollars at 3 month LIBOR plus 0.95%.
- €20 million Euro bond repayable August 2013, capital and interest swapped into floating rate US Dollars at 3 month LIBOR plus 1.30%.

The total fair value of the swap derivatives associated with the Senior Notes is £11 million (six months ended 30 June 2007: £5 million, year ended 31 December 2007: £8 million).

3 Revolving credit facility
The Group has a £1,250 million five year multi-currency revolving credit facility, which had an original maturity date of September 2010. On 18 August 2007 syndicate banks agreed to extend the maturity date of £1,232 million until September 2012. At 30 June 2008 £443 million (six months ended 30 June 2007: £424 million, year ended 31 December 2007: £413 million) of this facility was utilised, £192 million (six months ended 30 June 2007: £249 million, year ended 31 December 2007: £161million) in the form of drawn debt and £264 million (six months ended 30 June 2007: £175 million, year ended 31 December 2007: £252m) in the form of irrevocable letters of credit.

(ii) Mortgage backed securities

	At 30 June 2008	At 30 June 2007	At 31 December 2007
			£m
R291 million notes (class A1) repayable 18 November 2039 (11.467%)[1]	**19**	–	21
R1.4 billion notes (class A2A) repayable 18 November 2039 (11.817%)[1]	**64**	–	73
R98 million notes (class B note) repayable 18 November 2039 (12.067%)[1]	**5**	–	5
R76 million notes (class C note) repayable 18 November 2039 (12.317%)[1]	**3**	–	4
	91	–	103

1 Issued on 10 December 2007 by the Group's South African banking business and are callable on 18 November 2012.

9 **Borrowed funds** continued

(iii) Subordinated debt securities

	At 30 June 2008	At 30 June 2007	At 31 December 2007
			£m
Banking			
US$18 million repayable 31 August 2009 (6 month LIBOR less 1.5%)[1]	**9**	9	9
R4.0 billion repayable 9 July 2012 (13.0%) - Repaid	**–**	300	–
R1.5 billion repayable 24 April 2016 (7.85%)[2]	**86**	100	103
R1.8 billion repayable 20 September 2018 (9.84%)[3]	**107**	131	135
R515 million repayable on 4 December 2008 (13.5%)[4]	**33**	38	39
R500 million repayable on 30 December 2010 (8.38%)[5]	**28**	34	34
R650 million repayable 8 February 2017 (9.03%)[6]	**39**	46	47
R1.7 billion repayable 8 February 2019 (8.9%)[7]	**98**	119	123
R2.0 billion repayable 6 July 2022 (3 month JIBAR plus 0.47%)[8]	**132**	–	151
R500 million repayable 15 August 2017 (3 month JIBAR plus 0.45%)[9]	**33**	–	37
R1.0 billion repayable 17 September 2015 (10.54%)[10]	**61**	–	77
R500 million repayable 14 December 2017 (3 month JIBAR plus 0.70%)[11]	**32**	–	37
R120 million repayable 14 December 2017 (10.38%)[12]	**7**	–	9
R487 million repayable 20 November 2018 (15.05%)[13]	**30**	–	–
R700 million repayable 20 November 2018 (JIBAR plus 4.75%)[14]	**46**	–	–
	741	777	801
Other			
R3.0 billion repayable 27 October 2020 (8.9%)[15]	**193**	212	220
£300 million repayable 21 January 2016 (5.0%)[16]	**273**	286	291
R250 million preference shares repayable 9 June 2011[17]	**16**	18	18
€750 million repayable 18 January 2017 (4.5%)[18]	**522**	492	519
	1,004	1,008	1,048
Less: banking subordinated debt securities held by other Group companies	**(49)**	(54)	(60)
Total subordinated liabilities	**1,696**	1,731	1,789

The subordinated notes rank behind the claims against the Group depositors and other unsecured, unsubordinated creditors. None of the Group's subordinated notes are secured.

1 This instrument is matched either by advances to clients or covered against exchange rate fluctuations
2 Unsecured secondary callable note was issued 24 April 2005 with a call date of 24 April 2011
3 Unsecured secondary callable note was issued 20 September 2006 at R1.5bn with a call date of 20 September 2013. On 18 May 2007 an additional R0.3bn was issued.
4 Unsecured callable bonds issued 10 June 2002
5 Unsecured callable bonds issued 30 March 2006
6 Unsecured secondary callable note was issued 8 February 2007 with a call date of 8 February 2012
7 Unsecured secondary callable note was issued 8 February 2007 at R1.0bn. On 19 March 2007 an additional R0.7bn was issued.
8 Unsecured secondary capital callable note issued 6 July 2007 and has a call date of 6 July 2017
9 This bond issued on 15 August 2007 is an unsecured secondary capital callable floating rate note with a call date 15 August 2012
10 This bond issued on 17 September 2007 is an unsecured fixed rate note with a term of 13 years (non-call 8).
11 This bond issued on 14 December 2007 is a 10 year (non-call 5) floating rate note. After its call date on 14 December 2012 its terms become JIBAR plus 1.70% until maturity.
12 This bond issued on 14 December 2007 is a 10 year (non-call 5) fixed rate note. After its call date its terms become floating 3 month JIBAR plus initial margin over mid swaps plus 1.0% until maturity.
13 This bond issued on 20 May 2008 is a perpetual (non-call 10 year) fixed rate note with a call date on 20 November 2018
14 This bond issue on 20 May 2008 is a perpetual (non-call 10 year) floating rate note with a call date of 20 November 2018
15 These bonds have a maturity date of 27 October 2020 and pay a coupon of 8.92% to 27 October 2015 and 3 month JIBAR plus 1.59% thereafter. The Group has the option to repay the bonds at par on 27 October 2015 and at 3 monthly intervals thereafter.
16 These bonds, issued on 20 January 2006, have a maturity date of 21 January 2016 and pay a coupon of 5.0% to 21 January 2011 and 6 month LIBOR plus 1.13% thereafter. The coupon on the bonds was swapped into floating rate of 6 month STIBOR+0.50%. The Group has the option to repay the bonds at par on 21 January 2011 and at 6 monthly intervals thereafter.
17 These preference shares are redeemable on 9 June 2011 and pay a variable cumulative coupon of 61.0% of the Prime Rate as quoted by Nedbank Limited. The Group has the option to redeem the shares at par at any time before the final redemption date but after giving an agreed period of notice.
18 This bond, issued on 16 January 2007, has a maturity date of 18 January 2017 and pays a coupon of 4.5 per cent to 17 January 2012 and six month EURIBOR plus 0.96 per cent thereafter. The principal and coupon on the bond was swapped equally into Sterling and US Dollars with coupons of six month LIBOR plus 0.3425 per cent and six month US LIBOR plus 0.3095 per cent respectively. The Group has the option to repay the bonds at par on 17 January 2012 and at six monthly intervals thereafter.

10 Commitments and contingent liabilities

			£m
	At 30 June 2008	At 30 June 2007	At 31 December 2007
Guarantees and assets pledged as collateral security	**1,315**	1,361	1,489
Irrevocable letters of credit	**286**	398	426
Secured lending	**1,038**	804	1,052
Other contingent liabilities	**151**	296	136

Nedbank structured financing
Historically a number of the Group's South Africa banking businesses entered into structured finance transactions with third parties using the tax base of these companies. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service (SARS), although the obligation to pay in the first instance rests with the Group's companies. It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the re-pricing of additional taxes, that the recovery from a client could be less than the liability that could arise on assessment, in which case provisions are made. SARS has examined the tax aspects of some of these types of structures and SARS could assess these structures in a manner different to that initially envisaged by the contracting parties. As a result Group companies could be obliged to pay additional amounts to SARS and recover these from clients under the applicable contractual arrangements.

Skandia Liv
Livfösäkringsaktiebolaget Skandia (publ) (Skandia Liv) has submitted claims to Skandia relating to compensation for alleged prohibited profit distributions. These distributions relate to the sale of Skandia Liv's asset management business by Skandia to Den Norske Bank in 2002. The dispute is in arbitration, a ruling is expected in the latter part of 2008.

American Skandia
The sale of American Skandia to Prudential Financial contained customary representations and warranties. The indemnity in respect of this is limited to US$1 billion. Investigations by various US regulators have given rise to potential settlements and claims in relation to market timing. American Skandia's exposure to market timing is part of a wider investigation of the US industry. The exposure is covered by the aforementioned indemnity which also covers the matter of American Skandia's failure to administer the annuitisation provisions contained in certain contracts. This was an administrative error made by the American Skandia business between 1996 and 2003.

The exposures referred to above as Skandia Liv and American Skandia have been provided for in the acquisition accounting.

11 Post balance sheet events

On 1 July 2008, Rogge Global Partners acquired ING Ghent which has funds under management of $1.5 billion.

European embedded value basis supplementary information

For the six months ended 30 June 2008

Income statement on a European embedded value basis

	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
			£m
South Africa			
Covered business	**224**	267	345
Asset management	**55**	54	98
Banking	**320**	288	622
	599	609	1,065
United States			
Covered business	**(6)**	(54)	63
Asset management	**70**	76	162
	64	22	225
Europe			
Covered business	**345**	176	350
Asset management	**7**	12	26
Banking	**13**	8	14
	365	196	390
Other	**(8)**	2	2
	1,020	829	1,682
Finance costs	**(71)**	(69)	(119)
Other shareholders' income/(expenses)	**(12)**	(14)	(31)
Adjusted operating profit before tax*	**937**	746	1,532
Adjusting items	**(556)**	176	315
EEV profit before tax (net of income tax attributable to policyholder returns)	**381**	922	1,847
Income tax attributable to shareholders	**(42)**	(164)	(472)
EEV profit for the financial period after tax from continuing operations	**339**	758	1,375
EEV profit for the financial period after tax from discontinued operations	**13**	36	57
EEV profit for the financial period after tax	**352**	794	1,432
EEV profit for the financial period attributable to:			
Equity holders of the parent	**216**	667	1,155
Minority interests			
Continuing ordinary shares	**107**	94	213
Discontinued ordinary shares	**3**	9	14
Preferred securities	**26**	24	50
EEV profit for the financial period after tax	**352**	794	1,432

* For long-term business and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments, and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, put revaluations related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, and fair value (profits)/losses on certain Group debt movements.

European embedded value basis supplementary information continued

Income statement on a European embedded value basis continued

£m

Adjusted operating profit after tax attributable to ordinary equity holders	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
Adjusted operating profit before tax	**937**	746	1,532
Tax on adjusted operating profit	**(243)**	(165)	(366)
Adjusted operating profit after tax from continuing operations	**694**	581	1,166
Adjusted operating profit after tax from discontinued operations	**23**	26	61
Adjusted operating profit after tax	**717**	607	1,227
Minority interests			
Continuing ordinary shares	**(115)**	(106)	(225)
Discontinued ordinary shares	**(7)**	(8)	(20)
Preferred securities	**(26)**	(24)	(50)
Adjusted operating profit after tax attributable to ordinary equity holders	**569**	469	932
Adjusted operating earnings per share			
Based on adjusted operating profit from continuing operations (pence)	**10.5**	8.3	16.5
Based on adjusted operating profit from discontinued operations (pence)	**0.3**	0.4	0.7
Adjusted operating earnings per share* (pence)	**10.8**	8.7	17.2
Basic EEV earnings per share			
Based on EEV profit from continuing operations (pence)	**4.1**	12.4	21.5
Based on EEV profit from discontinued operations (pence)	**0.2**	0.5	0.8
Basic EEV earnings per ordinary share (pence)	**4.3**	12.9	22.3
Adjusted weighted average number of shares – millions	**5,245**	5,407	5,411
Weighted average number of shares – millions	**5,010**	5,172	5,176
Adjusted operating profit of the covered business			
Adjusted operating profit for the covered business	**563**	389	758
South Africa	**224**	267	345
United States	**(6)**	(54)	63
Europe	**345**	176	350
Tax on adjusted operating profit for the covered business	**165**	75	154
South Africa	**54**	75	75
United States	**30**	(18)	21
Europe	**81**	18	58
Adjusted operating profit after tax for the covered business	**398**	314	604
South Africa	**170**	192	270
United States	**(36)**	(36)	42
Europe	**264**	158	292
Tax on adjusted operating profit comprises			
Covered business	**165**	75	154
Other business	**78**	90	212
Tax on adjusted operating profit	**243**	165	366

* Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

1 Basis of preparation

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European CFO Forum and the additional EEV guidance issued in October 2005. The directors acknowledge their responsibility for the preparation of this supplementary information.

The results for the six months ended 30 June 2008 and the position at that date (other than where stated) have been prepared on the same basis as that used in the 31 December 2007 EEV supplementary statements.

2 Adjustments applied in determining adjusted operating profit

£m

Analysis of adjusting items	6 months ended 30 June 2008	6 months ended 30 June 2007 Restated	Year ended 31 December 2007
Income/(expense)			
Goodwill impairment and amortisation of non-covered business acquired intangible assets	**(5)**	5	(11)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	**62**	7	25
Short-term fluctuations in investment returns (including economic assumption changes) for the covered business	**(679)**	151	206
Cost of capital methodology and modelling changes	**(1)**	3	14
Material revision to actuarial models	**–**	–	–
Dividends declared to holders of perpetual preferred callable securities	**22**	22	40
Closure of unclaimed share trusts	**–**	(12)	1
US Asset Management equity plans and minority holders	**5**	–	11
Fair value gains on Group debt instruments	**40**	–	29
Adjusting items	**(556)**	176	315

3 Reconciliation of movements in Group embedded value

£m

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
Group embedded value at beginning of the period	**7,869**	7,117	7,117
Opening adjustments		(67)	(67)
Restated Group embedded value at beginning of the period	**7,869**	7,050	7,050
Change in equity arising in the period			
Fair value gains/(losses)	**(2)**	2	21
Net investment hedge	**(5)**	31	(13)
Currency translation differences/exchange differences on translating foreign operations	**(414)**	(212)	116
Aggregate tax effects of items taken directly to or transferred from equity	**6**	2	13
Other movements	**(48)**	60	29
Net income recognised directly into equity	**(463)**	(117)	166
Profit for the period	**216**	667	1,155
Total recognised income and expense for the period	**(247)**	550	1,321
Dividend for the period	**(249)**	(220)	(373)
Share buy back	**(174)**	–	(177)
Net issue of ordinary share capital by the Company	**4**	–	3
Exercise of share options	**3**	3	9
Fair value equity settled share options	**17**	18	36
Group embedded value at end of the period	**7,223**	7,401	7,869

4 Components of Group embedded value

£m

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Adjusted net worth attributable to ordinary equity holders of the parent	**3,106**	3,106	3,431
Equity	**7,802**	7,359	7,961
Adjustment to include long-term business on a statutory solvency basis:			
South Africa	**141**	142	147
United States	**(527)**	(665)	(621)
Europe	**(2,584)**	(2,411)	(2,581)
Adjustment for market value of life funds' investments in Group equity and debt instruments held in life funds	**230**	491	428
Adjustment to remove perpetual preferred callable securities and accrued dividends	**(688)**	(688)	(688)
Adjustment to exclude acquisition goodwill from the covered business:			
United States	**(57)**	(56)	(60)
Europe	**(1,211)**	(1,066)	(1,155)
Value of in-force business	**4,117**	4,295	4,438
Value of in-force business before items listed below	**4,565**	4,712	4,872
Additional time-value of financial options and guarantees	**(50)**	(49)	(50)
Cost of required capital	**(392)**	(342)	(378)
Minority interest in value of in-force	**(6)**	(26)	(6)
Group embedded value	**7,223**	7,401	7,869
Group embedded value per share (pence)	**136.9**	134.5	145.6
Return on Group embedded value (ROEV) per annum	**14.0%**	14.5%	13.2%
Number of shares in issue – millions	**5,275**	5,505	5,405

The adjustments to include long-term business on a statutory solvency basis reflect the difference between the net worth of each business on the statutory basis (as required by the local regulator) and their portion of the Group's consolidated equity shareholders' funds. In South Africa, these values exclude items that are eliminated or shown separately on consolidation (such as Nedbank, Mutual & Federal and inter company loans). For some European territories this adjustment excludes the write-off of deferred acquisition costs, which remain part of adjusted net worth for EEV purposes.

The ROEV is calculated as the adjusted operating profit after tax and minority interests of £569 million (six months ended 30 June 2007: £469 million, year ended 31 December 2007: £932 million) divided by the opening group embedded value. The operating assumption changes of £33 million (six months ended 30 June 2007: £84 million) are not annualised.

The impact of marking all debt to market value is an increase of £241 million, i.e. 4.6p per share (six months ended 30 June 2007: £122 million, i.e. 2.2p per share, year ended 31 December 2007: £120 million, i.e. 2.2p per share).

5. Components of adjusted Group embedded value

£m

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Pro forma adjustments to bring Group investments to market value			
Group embedded value	**7,223**	7,401	7,869
Adjustment to bring listed subsidiaries to market value	**111**	1,163	1,163
South Africa banking business	**25**	951	957
South Africa general insurance business	**86**	212	206
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	**135**	179	179
Adjustment for value of own shares in ESOP schemes*	**83**	153	158
Adjusted Group embedded value	**7,552**	8,896	9,369
Adjusted Group embedded value per share (pence)	**143.2**	161.6	173.3
Number of shares in issue – millions	**5,275**	5,505	5,405

* Includes adjustment for value of excess own shares in employee share scheme trusts.

6 Reconciliation of Group embedded value of the covered business to the adjusted Group embedded value

	At 30 June 2008	At 30 June 2007	At 31 December 2007
			£m
Embedded value of the covered business	**6,153**	6,820	6,861
Adjusted net worth*	**2,036**	2,525	2,423
Value of in-force business**	**4,117**	4,295	4,438
Adjusted net worth of the asset management business	**1,705**	1,556	1,637
South Africa	**233**	205	232
United States	**1,297**	1,209	1,245
Europe	**175**	142	160
Value of the banking business	**1,666**	2,443	2,716
South Africa (market value)	**1,435**	2,178	2,411
Europe (adjusted net worth)	**231**	265	305
Market value of the general insurance business			
South Africa	**268**	420	405
Net other business	**14**	(78)	(35)
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	**135**	179	179
Adjustment for value of own shares in ESOP schemes	**83**	153	158
Perpetual preferred securities (US$ denominated)	**(458)**	(458)	(458)
Perpetual preferred callable securities	**(688)**	(688)	(688)
GBP denominated	**(350)**	(350)	(350)
Euro denominated	**(338)**	(338)	(338)
Debt	**(1,326)**	(1,451)	(1,406)
Rand denominated	**(193)**	(212)	(221)
USD denominated	**(482)**	(496)	(408)
GBP denominated	**(323)**	(325)	(272)
SEK denominated	**(328)**	(418)	(505)
Adjusted Group embedded value	**7,552**	8,896	9,369

* Adjusted net worth is after the elimination of inter company loans.
** Net of minority interests.

7 Components of embedded value of the covered business

£m

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Embedded value of the covered business	**6,153**	6,820	6,861
Adjusted net worth	**2,036**	2,525	2,423
Value of in-force business	**4,117**	4,295	4,438
South Africa			
Adjusted net worth	**1,203**	1,600	1,470
Required capital	**1,040**	1,131	1,159
Free surplus	**163**	469	311
Value of in-force business	**988**	1,178	1,207
Value of in-force business before items listed below	**1,168**	1,350	1,392
Additional time-value of financial options and guarantees	**–**	–	–
Cost of required capital	**(174)**	(167)	(179)
Minority interest in value of in-force	**(6)**	(5)	(6)
United States			
Adjusted net worth	**340**	442	505
Required capital	**434**	429	424
Free surplus *	**(94)**	13	81
Value of in-force business	**451**	584	564
Value of in-force business before items listed below	**613**	710	703
Additional time-value of financial options and guarantees	**(48)**	(48)	(48)
Cost of required capital	**(114)**	(78)	(91)
Europe			
Adjusted net worth	**493**	483	448
Required capital	**342**	330	324
Free surplus	**151**	153	124
Value of in-force business	**2,678**	2,533	2,667
Value of in-force business before items listed below	**2,784**	2,653	2,777
Additional time-value of financial options and guarantees	**(2)**	(1)	(2)
Cost of required capital	**(104)**	(98)	(108)
Minority interest in value of in-force	**–**	(21)	–

* Capital of £45 million was transferred to Old Mutual Bermuda on 31 July 2008. A further amount of £105 million was transferred on 5 August 2008.

Adjusted net worth of the covered business excludes acquired intangibles and goodwill.

8 Analysis of covered business embedded value results (after tax)

					£m
					6 months ended 30 June 2008
	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the period	**1,907**	**516**	**2,423**	**4,438**	**6,861**
Opening fair value adjustments	–	–	–	–	–
	1,907	**516**	**2,423**	**4,438**	**6,861**
New business contribution	**100**	**(299)**	**(199)**	**311**	**112**
Expected return on existing business return on value of in-force	–	–	–	**189**	**189**
Expected return on existing business transfer to net worth	–	**385**	**385**	**(385)**	–
Expected release of required capital transfer to free surplus	**(108)**	**108**	–	–	–
Experience variances	**24**	**(72)**	**(48)**	**33**	**(15)**
Operating assumption changes	–	**(47)**	**(47)**	**80**	**33**
Recalibration of risk-margins	–	–	–	–	–
Expected return on adjusted net worth	**42**	**37**	**79**	–	**79**
Adjusted operating profit after tax	**58**	**112**	**170**	**228**	**398**
Investment return variances on in-force business	**(17)**	**23**	**6**	**(387)**	**(381)**
Investment return variances on adjusted net worth	–	**50**	**50**	–	**50**
Effect of economic assumption changes	–	**(17)**	**(17)**	**(119)**	**(136)**
Methodology changes impacting cost of required capital	**2**	**(2)**	–	**(1)**	**(1)**
Profit after tax	**43**	**166**	**209**	**(279)**	**(70)**
Exchange rate movements	**(134)**	**(37)**	**(171)**	**(41)**	**(212)**
Change in minority interest	–	–	–	**(1)**	**(1)**
Net transfers from covered business	–	**(425)**	**(425)**	–	**(425)**
Embedded value of the covered business at end of the period	**1,816**	**220**	**2,036**	**4,117**	**6,153**

£m

6 months ended 30 June 2007 *			Year ended 31 December 2007				
Adjusted net worth	Value of in-force	Total	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total
2,281	4,172	6,453			2,281	4,172	6,453
(181)	114	(67)			(181)	114	(67)
2,100	4,286	6,386	1,903	197	2,100	4,286	6,386
(203)	327	124	193	(601)	(408)	674	266
–	178	178	–	–	–	351	351
369	(369)	–	–	685	685	(685)	–
–	–	–	(226)	226	–	–	–
(24)	48	24	36	60	96	(111)	(15)
13	(97)	(84)	4	(20)	(16)	(102)	(118)
–	–	–	–	–	–	(15)	(15)
72	–	72	116	19	135	–	135
227	87	314	123	369	492	112	604
6	94	100	2	25	27	(1)	26
148	-	148	(27)	229	202	–	202
(5)	(97)	(102)	15	(17)	(2)	(80)	(82)
–	3	3	(117)	117	–	13	13
376	87	463	(4)	723	719	44	763
(59)	(81)	(140)	10	5	15	85	100
(2)	3	1	(2)	3	1	23	24
110	–	110	–	(412)	(412)	–	(412)
2,525	4,295	6,820	1,907	516	2,423	4,438	6,861

* No reconciliation of the Required capital and Free surplus for the six months ended 30 June 2007 is available as the enhanced disclosure was introduced for the first time as at 31 December 2007.

8 Analysis of covered business embedded value results (after tax) continued

South Africa covered business

					£m 6 months ended 30 June 2008
	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the period	1,159	311	1,470	1,207	2,677
New business contribution	33	(44)	(11)	36	25
Expected return on existing business return on value of in-force	–	–	–	67	67
Expected return on existing business transfer to net worth	–	88	88	(88)	–
Expected release of required capital transfer to free surplus	(54)	54	–	–	–
Experience variances	–	11	11	(5)	6
Operating assumption changes	–	2	2	13	15
Recalibration of risk-margins	–	–	–	–	–
Expected return on adjusted net worth	44	13	57	–	57
Adjusted operating profit after tax	23	124	147	23	170
Investment return variances on in-force business	2	(4)	(2)	(57)	(59)
Investment return variances on adjusted net worth	–	133	133	–	133
Effect of economic assumption changes	–	(15)	(15)	(33)	(48)
Methodology changes impacting cost of required capital	3	(3)	–	(1)	(1)
Profit after tax	28	235	263	(68)	195
Exchange rate movements	(147)	(36)	(183)	(150)	(333)
Change in minority interest	–	–	–	(1)	(1)
Net transfers from covered business	–	(347)	(347)	–	(347)
Embedded value of the covered business at end of the period	1,040	163	1,203	988	2,191
Return on embedded value (ROEV)%					13.5%

Experience variances were positively impacted by higher risk profits and one-off tax profits offset by switches to lower margin absolute growth portfolios in the Corporate segment and adverse retention in the retail businesses as a result of the tougher economic environment.

The main operating assumption changes are a reduction in the corporate tax rate from 29 per cent to 28 per cent slightly offset by some small corrections in valuation methodology.

The net transfers from covered business for the six months ended 30 June 2008 mainly include special and normal dividend payments (net of dividends received from Nedbank and Mutual & Federal), tax on the special dividend, the purchase of additional shares in Nedbank, as well as head office expenses.

The embedded value for South Africa is after the adjustment for market value of life funds' investments in Group equity and debt instruments.

Return on embedded value is the annualised adjusted operating profit after tax divided by opening embedded value in local currency. The operating assumption changes are not annualized.

£m

6 months ended 30 June 2007 *			Year ended 31 December 2007				
Adjusted net worth	Value of in-force	Total	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total
1,408	1,160	2,568	1,249	159	1,408	1,160	2,568
(9)	36	27	67	(78)	(11)	72	61
–	65	65	–	–	–	133	133
87	(87)	–	–	172	172	(172)	–
–	–	–	(93)	93	–	–	–
10	21	31	(33)	33	–	(15)	(15)
(4)	18	14	–	(22)	(22)	1	(21)
–	–	–	–	–	–	–	–
55	–	55	99	13	112	–	112
139	53	192	40	211	251	19	270
9	31	40	(3)	22	19	41	60
145	–	145	–	225	225	–	225
(4)	(32)	(36)	(13)	11	(2)	(39)	(41)
–	7	7	(117)	117	–	19	19
289	59	348	(93)	586	493	40	533
(50)	(41)	(91)	3	6	9	8	17
(2)	–	(2)	–	(3)	(3)	(1)	(4)
(45)	–	(45)	–	(437)	(437)	–	(437)
1,600	1,178	2,778	1,159	311	1,470	1,207	2,677
		14.8%					10.8%

* No reconciliation of the Required capital and Free surplus for the six months ended 30 June 2007 is available as the enhanced disclosure was introduced for the first time as at 31 December 2007.

8 **Analysis of covered business embedded value results (after tax)** continued

United States covered business

					£m 6 months ended 30 June 2008
	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the period	**424**	**81**	**505**	**564**	**1,069**
New business contribution	**57**	**(64)**	**(7)**	**33**	**26**
Expected return on existing business return on value of in-force	–	–	–	**27**	**27**
Expected return on existing business transfer to net worth	–	**49**	**49**	**(49)**	–
Expected release of required capital transfer to free surplus	**(52)**	**52**	–	–	–
Experience variances	–	**(85)**	**(85)**	**48**	**(37)**
Operating assumption changes	–	**(50)**	**(50)**	**(9)**	**(59)**
Recalibration of risk-margins	–	–	–	–	–
Expected return on adjusted net worth	–	**7**	**7**	–	**7**
Adjusted operating profit after tax	**5**	**(91)**	**(86)**	**50**	**(36)**
Investment return variances on in-force business	–	–	–	**(96)**	**(96)**
Investment return variances on adjusted net worth	–	**(81)**	**(81)**	–	**(81)**
Effect of economic assumption changes	–	–	–	**(64)**	**(64)**
Material revision to actuarial models	–	–	–	–	–
Methodology changes impacting cost of required capital	–	–	–	–	–
Profit after tax	**5**	**(172)**	**(167)**	**(110)**	**(277)**
Exchange rate movements	**5**	**(4)**	**1**	**(3)**	**(2)**
Net transfers to covered business	–	**1**	**1**	–	**1**
Embedded value of the covered business at end of the period	**434**	**(94)**	**340**	**451**	**791**
Return on embedded value (ROEV)%					**(1.3%)**

The segment results of United States include Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the United States life companies, and Old Mutual (Bermuda) Limited.

Capital of £45 million was transferred to Old Mutual Bermuda on 31 July 2008. A further amount of £105 million was transferred on 5 August 2008.

The experience variances were largely driven by a one-off tax loss that arose in Old Mutual (Bermuda) Limited.

The main operating assumption changes related to an additional provision made in respect of investment volatility on guaranteed products. Several changes were made to the economic assumptions due to the current adverse investment environment: the credit default assumption was increased by 4 basis points, and the risk discount rate was increased from 7.4 per cent to 8.4 per cent to allow for an additional risk margin.

Return on embedded value is the annualised adjusted operating profit after tax divided by opening embedded value in local currency. The operating assumption changes are not annualised.

							£m
		6 months ended 30 June 2007 *					Year ended 31 December 2007
Adjusted net worth	Value of in-force	Total	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total
454	690	1,144	390	64	454	690	1,144
(28)	56	28	108	(193)	(85)	157	72
–	32	32	–	–	–	61	61
65	(65)	–	–	98	98	(98)	–
–	–	–	(120)	120	–	–	–
(53)	33	(20)	46	10	56	(81)	(25)
17	(98)	(81)	23	4	27	(104)	(77)
–	–	–	–	–	–	–	–
5	–	5	9	2	11	–	11
6	(42)	(36)	66	41	107	(65)	42
–	(9)	(9)	–	–	–	(36)	(36)
(6)	–	(6)	(27)	(6)	(33)	–	(33)
–	(35)	(35)	–	–	–	(11)	(11)
–	–	–	–	–	–	–	–
–	(4)	(4)	–	–	–	(4)	(4)
–	(90)	(90)	39	35	74	(116)	(42)
(11)	(16)	(27)	(5)	–	(5)	(10)	(15)
(1)	–	(1)	–	(18)	(18)	–	(18)
442	584	1,026	424	81	505	564	1,069
		0.9%					3.8%

* No reconciliation of the Required capital and Free surplus for the six months ended 30 June 2007 is available as the enhanced disclosure was introduced for the first time as at 31 December 2007.

8 Analysis of covered business embedded value results (after tax) continued

Europe covered business

					£m
					6 months ended 30 June 2008
	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the period	324	124	448	2,667	3,115
Opening fair value adjustments for Skandia	–	–	–	–	–
	324	124	448	2,667	3,115
New business contribution	10	(191)	(181)	242	61
Expected return on existing business return on value of in-force	–	–	–	95	95
Expected return on existing business transfer to net worth	–	248	248	(248)	–
Expected release of required capital transfer to free surplus	(2)	2	–	–	–
Experience variances	24	2	26	(10)	16
Operating assumption changes	–	1	1	76	77
Recalibration of risk-margins	–	–	–	–	–
Expected return on adjusted net worth	(2)	17	15	–	15
Adjusted operating profit after tax	30	79	109	155	264
Investment return variances on in-force business	(19)	27	8	(234)	(226)
Investment return variances on adjusted net worth	–	(2)	(2)	–	(2)
Effect of economic assumption changes	–	(2)	(2)	(22)	(24)
Methodology changes impacting cost of required capital	(1)	1	–	–	–
Profit after tax	10	103	113	(101)	12
Exchange rate movements	8	3	11	112	123
Minority interest	–	–	–	–	–
Net transfers to covered business	–	(79)	(79)	–	(79)
Embedded value of the covered business at end of the period	342	151	493	2,678	3,171
Return on embedded value (ROEV)%					14.5%

The segmental results of Europe include the Skandia Life companies in the United Kingdom, Nordic region, Europe and Latin America.

The experience variances mainly arose from a higher level of fee income than that assumed and a contribution from profits not valued, which was partially offset by negative persistency variances.

The main operating assumption changes are the introduction of modelling of currency spread transactional revenue, recognition of trail commission and changes to the recognition of fee income. The transfers from covered business include internal financing arrangements and allocation of head office expenses.

Return on embedded value is the annualised adjusted operating profit after tax divided by opening embedded value. The operating assumption changes are not annualised.

£m

6 months ended 30 June 2007 *			Year ended 31 December 2007				
Adjusted net worth	Value of in-force	Total	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total
419	2,321	2,740			419	2,321	2,740
(181)	114	(67)			(181)	114	(67)
238	2,435	2,673	264	(26)	238	2,435	2,673
(166)	235	69	18	(330)	(312)	445	133
–	81	81	–	–	–	157	157
217	(217)	–	–	415	415	(415)	–
–	–	–	(13)	13	–	–	–
19	(6)	13	23	17	40	(15)	25
–	(17)	(17)	(19)	(2)	(21)	1	(20)
–	–	–	–	–	–	(15)	(15)
12	–	12	8	4	12	–	12
82	76	158	17	117	134	158	292
(3)	72	69	5	3	8	(6)	2
9	–	9	–	10	10	–	10
(1)	(30)	(31)	29	(29)	–	(30)	(30)
–	–	–	–	–	–	(1)	(1)
87	118	205	51	101	152	121	273
2	(23)	(21)	12	(1)	11	87	98
–	3	3	(3)	7	4	24	28
156	–	156	–	43	43	–	43
483	2,533	3,016	324	124	448	2,667	3,115
		12.3%					10.9%

* No reconciliation of the Required capital and Free surplus for the six months ended 30 June 2007 is available as the enhanced disclosure was introduced for the first time as at 31 December 2007.

9 Value of new business (after tax)

The tables below set out the geographic analysis of the value of new business (VNB) after tax. Annual premium equivalent (APE) is calculated as recurring premiums plus 10 per cent of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the present value of new business premiums (PVNBP), and shown under APE margin and PVNBP margin below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period and is calculated on the same assumptions as for the value of new business contribution.

			£m
	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 December 2007
Recurring premiums			
South Africa	**109**	113	237
United States	**18**	22	39
Europe	**248**	199	415
	375	334	691
Single premiums			
South Africa	**592**	466	1,115
United States	**1,575**	1,238	2,962
Europe	**2,808**	3,548	6,607
	4,975	5,252	10,684
APE			
South Africa	**168**	159	348
United States	**175**	146	335
Europe	**529**	554	1,077
	872	859	1,760
PVNBP			
South Africa	**1,150**	1,039	2,323
United States	**1,661**	1,351	3,150
Europe	**3,857**	4,453	8,405
	6,668	6,843	13,878
VNB			
South Africa	**25**	27	61
United States	**26**	28	72
Europe	**61**	69	133
	112	124	266
APE margin			
South Africa	**15%**	17%	18%
United States	**15%**	19%	21%
Europe	**12%**	13%	12%
	13%	14%	15%
PVNBP margin			
South Africa	**2.2%**	2.6%	2.7%
United States	**1.6%**	2.1%	2.3%
Europe	**1.6%**	1.6%	1.6%
	1.7%	1.8%	1.9%

9 Value of new business (after tax) continued

The value of new individual unit trust linked retirement annuities and pension fund asset management business written by the South Africa long-term business, which amounted to £145 million (six months ended 30 June 2007: £173 million, year ended 31 December 2007: £435 million) for the six months ended 30 June 2008, is excluded as the profits on this business arise in the asset management business. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business.

The value of new institutional investment platform pensions business written in the United Kingdom, the gross premium of which amounted to £155 million (six months ended 30 June 2007: £71 million, year ended 31 December 2007: £165 million) for the six months ended 30 June 2008, is excluded as this is more appropriately classified as mutual fund business.

10 Product analysis of new covered business premiums

£m

	6 months ended 30 June 2008		6 months ended 30 June 2007		Year ended 31 December 2007	
South Africa product analysis	Recurring	Single	Recurring	Single	Recurring	Single
Total business	**109**	**592**	113	466	237	1,115
Individual business	**96**	**332**	99	296	208	641
Savings	**24**	**253**	25	220	50	494
Protection	**33**	**2**	37	3	77	5
Annuity	**–**	**76**	–	72	–	141
Retail mass market	**39**	**1**	37	1	81	1
Group business	**13**	**260**	14	170	29	474
Savings	**3**	**206**	1	130	5	394
Protection	**5**	**1**	5	1	11	1
Annuity	**–**	**53**	–	39	–	79
Healthcare	**5**	**–**	8	–	13	–
South Africa contract analysis						
Total business *	**109**	**592**	113	466	237	1,115
Individual business	**96**	**332**	99	296	208	641
Insurance contracts	**56**	**76**	57	67	123	132
Investment contracts with discretionary participating features	**21**	**25**	22	16	44	35
Other investment contracts	**19**	**231**	20	213	41	474
Group business	**13**	**260**	14	170	29	474
Insurance contracts	**10**	**48**	13	40	24	80
Investment contracts with discretionary participating features	**3**	**82**	1	50	5	160
Other investment contracts	**–**	**130**	–	80	–	234
United States product analysis						
Total business	**18**	**1,575**	22	1,238	39	2,962
Fixed deferred annuity	**–**	**94**	–	20	–	97
Fixed indexed annuity	**–**	**342**	–	535	–	960
Variable annuity	**–**	**1,066**	–	620	–	1,757
Life	**18**	**8**	22	–	39	18
Immediate annuity	**–**	**65**	–	63	–	130
United States contract analysis						
Total business *	**18**	**1,575**	22	1,238	39	2,962
Insurance contracts	**18**	**1,447**	22	1,155	39	2,790
Other investment contracts	**–**	**128**	–	83	–	172

10 Product analysis of new covered business premiums continued

£m

Europe product analysis	6 months ended 30 June 2008 Recurring	6 months ended 30 June 2008 Single	6 months ended 30 June 2007 Recurring	6 months ended 30 June 2007 Single	Year ended 31 December 2007 Recurring	Year ended 31 December 2007 Single
Total business	**248**	**2,808**	198	3,548	415	6,607
Unit-linked assurance	**248**	**2,807**	197	3,546	413	6,601
Life	**–**	**1**	1	2	2	6

* Within the preceding contract analysis the classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the primary financial statements definitions. All categories of business are subject to EEV accounting.

11 Drivers of new business value

£m

Total covered business	6 months ended 30 June 2008 APE Margin %	6 months ended 30 June 2008 PVNBP Margin %	Year ended 31 December 2007 APE Margin %	Year ended 31 December 2007 PVNBP Margin %
Margin at the end of the comparative period	**14.0**	**1.8**	16.2	2.1
Change in volume	**+0.8**	**+0.2**	(0.7)	(0.1)
Change in product mix	**(0.8)**	**(0.1)**	(0.4)	(0.1)
Change in country mix	**(0.1)**	**–**	+0.6	+0.1
Change in operating assumptions	**(0.8)**	**(0.1)**	(0.4)	–
Change in economic assumptions	**(0.6)**	**(0.1)**	+0.2	–
Exchange rate movements	**+0.5**	**–**	(0.3)	(0.1)
Margin at the end of the period	**13.0**	**1.7**	15.2	1.9

South Africa covered business	APE Margin %	PVNBP Margin %	APE Margin %	PVNBP Margin %
Margin at the end of the comparative period	**16.6**	**2.6**	18.7	2.8
Change in volume	**+0.7**	**–**	+0.6	+0.2
Change in product mix	**(0.4)**	**(0.1)**	+0.4	–
Change in operating assumptions	**(1.2)**	**(0.2)**	(2.1)	(0.3)
Change in economic assumptions	**(0.7)**	**(0.1)**	–	–
Margin at the end of the period	**15.0**	**2.2**	17.6	2.7

The APE and PVNBP per cent margin changes are calculated in local currency.

United States covered business	APE Margin %	PVNBP Margin %	APE Margin %	PVNBP Margin %
Margin at the end of the comparative period	**19.1**	**2.1**	18.3	2.0
Change in volume	**+0.1**	**(0.1)**	–	(0.2)
Change in product mix	**+0.2**	**+0.1**	+3.1	+0.5
Change in operating assumptions	**(4.3)**	**(0.5)**	–	–
Margin at the end of the period	**15.1**	**1.6**	21.4	2.3

The APE and PVNBP per cent margin changes are calculated in local currency.

No comparative reconciliations of APE Margin % and PVNBP Margin % for the six months ended 30 June 2007 are available as the enhanced disclosure was introduced for the first time as at 31 December 2007.

11 Drivers of new business value continued

				£m
	6 months ended 30 June 2008		Year ended 31 December 2007	
Europe covered business	APE Margin %	PVNBP Margin %		
Margin at the end of the comparative period	**12.6**	**1.6**	15.5	1.8
Opening adjustment	–	–	(0.6)	(0.1)
Adjusted prior year	**12.6**	**1.6**	14.9	1.7
Change in volume	–	**+0.2**	(2.5)	(0.2)
Change in product mix	**(1.2)**	**(0.2)**	(1.7)	(0.2)
Change in country mix	**(0.2)**	–	+0.9	+0.1
Change in operating assumptions	**+0.5**	**+0.1**	+0.1	+0.1
Change in economic assumptions	**(0.8)**	**(0.1)**	+0.3	–
Exchange rate movements	**+0.8**	–	+0.3	+0.1
Margin at the end of the period	**11.7**	**1.6**	12.3	1.6

The 2007 opening new business margins in Nordic have been restated to incorporate the impact of the Liv-Link agreement negotiated in 2007.

APE and PVNBP per cent margin changes are calculated in Sterling.

No comparative reconciliations of APE Margin % and PVNBP Margin % for the six months ended 30 June 2007 are available as the enhanced disclosure was introduced for the first time as at 31 December 2007.

12 Assumptions

Introduction
The principal assumptions used in the calculation of the value of in-force business and VNB are set out below. The assumptions are best estimate and actively reviewed.

> Adjusted operating profit is calculated on closing operating assumptions and opening economic assumptions.

> The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

> New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.

> The value of new business has been based on opening economic assumptions and closing operating assumptions accumulated to the period end.

> The sensitivity of the value of in-force and value of new business to changes in the risk discount rate is set out in note 13.

Economic assumptions
The pre-tax investment and economic assumptions are updated every six months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the directors' view of future projected returns in each geography.

> The risk-margins reflect the distinctive risks of the products in the respective business units. These risk-margins do not include the risk associated with financial options and guarantees. The risk-margins were recalibrated as at 31 December 2007. The risk-margin for the United States business was increased by 100 basis points as at 30 June 2008 to allow for the volatility inherent in the business.

> Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.

> For the South Africa business projected taxation is based on the current tax basis that applies in each country. Full allowance has been made for secondary tax on companies (STC) at a rate of 10 per cent that may be payable in South Africa. Full account has been taken of the impact of capital gains tax. It has been assumed that 10 per cent of the equity portfolio (excluding Group subsidiaries) will be traded each year. The effective tax rate was 33 per cent for South Africa and 0 per cent for Namibia, except for the investment return on capital for which the attributed tax was derived from the primary accounts.

> For the United States business full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. The effective rate was 33 per cent.

> For the Europe businesses, projected tax is based on the current tax rate that applies in each country. In Sweden, no allowance has been made for additional tax on dividends remitted to the UK. Tax has however been allowed for on dividends to be remitted to the UK from the Isle of Man. The effective tax rates for Nordic, United Kingdom and the balance of Europe were a range of 2 per cent to 28 per cent, 12 per cent to 28 per cent and a range of 19 per cent to 49 per cent.

12 Assumptions continued

Economic assumptions continued

South Africa	At 30 June 2008	At 30 June 2007	At 31 December 2007
Risk-free rate (10 year Government bond)	**11.0%**	8.6%	8.5%
Cash return	**9.0%**	6.6%	6.5%
Equity return	**14.5%**	12.1%	12.0%
Property return	**12.5%**	10.1%	10.0%
Expense inflation	**8.0%**	5.6%	5.5%
Traditional embedded value risk discount rate[1]	**13.7%**	11.4%	11.2%
Risk-free rate	**11.0%**	8.6%	8.5%
Risk-margin[2]	**2.1%**	2.0%	2.1%
Cost of financial options and guarantees[3]	**–**	–	–
Cost of required capital in excess of statutory minimum[4]	**0.6%**	0.8%	0.6%

United States			
Risk-free rate (10 year Treasury yield)	**4.0%**	4.9%	4.0%
Expense inflation	**3.0%**	3.0%	3.0%
New money yield assumed*	**5.3%**	6.8%	5.8%
Net portfolio earned rate	**6.1%**	5.8%	6.0%
Traditional embedded value risk discount rate[1]	**10.3%**	10.0%	9.3%
Risk-free rate	**4.0%**	4.9%	4.0%
Risk-margin[2]	**4.4%**	3.0%	3.4%
Cost of financial options and guarantees[3]	**0.9%**	1.0%	0.9%
Cost of required capital in excess of statutory minimum[4]	**1.0%**	1.1%	1.0%

* The new money yield assumed in the first two months was 6.2 per cent.

1 This is the risk discount rate that would be applicable on a traditional embedded value basis if the calculations did not allow for the time-value of options and guarantees and required capital in excess of the statutory minimum.

2 Risk-margin is net of the risk allowance for the time-value of financial options and guarantees and for the required capital in excess of statutory minimum. The risk-margin in the United States was increased by 100 basis points to allow for the volatility inherent in the business.

3 This is the time-value of financial options and guarantees not allowed for in statutory reserves.

4 This is the margin for the cost of holding required capital in excess of the statutory minimum.

12 **Assumptions** continued

Economic assumptions continued

Europe	At 30 June 2008	At 30 June 2007	At 31 December 2007
United Kingdom			
Risk-free rate (10 year Government bond)	**5.2%**	5.5%	4.6%
Cash return	**4.2%**	3.7%	3.6%
Equity return	**8.1%**	8.4%	7.5%
Property return	**6.6%**	7.0%	6.6%
Expense inflation	**5.3%**	4.7%	4.6%
Traditional embedded value risk discount rate[1]	**7.9%**	8.0%	7.6%
Risk-free rate	**5.2%**	5.5%	4.6%
Risk-margin[2]	**2.2%**	2.1%	2.2%
Cost of financial options and guarantees[3]	**–**	–	–
Cost of required capital in excess of statutory minimum[4]	**0.5%**	0.4%	0.8%
Sweden			
Risk-free rate (10 year Government bond)	**4.5%**	4.5%	4.4%
Cash return	**3.5%**	3.5%	3.4%
Equity return	**7.5%**	7.5%	7.4%
Property return	**6.0%**	7.0%	5.9%
Expense inflation	**3.7%**	3.3%	3.6%
Traditional embedded value risk discount rate[1]	**7.9%**	7.5%	7.7%
Risk-free rate	**4.5%**	4.4%	4.4%
Risk-margin[2]	**3.4%**	3.1%	3.4%
Cost of financial options and guarantees[3]	**–**	–	–
Cost of required capital in excess of statutory minimum[4]	**–**	–	–
Rest of Europe			
Risk-free rate (10 year Government bond)	**3.3%-6.1%**	3.2%-5.5%	3.1%-5.7%
Cash return	**2.3%-5.1%**	2.2%-4.5%	2.1%-4.7%
Equity return	**6.3%-9.1%**	6.2%-7.8%	6.1%-8.7%
Property return	**4.8%-7.6%**	4.7%-7.0%	4.6%-7.2%
Expense inflation	**2.5%-3.0%**	2.5%-3.0%	2.5%-5.0%
Traditional embedded value risk discount rate[1]	**4.0%-8.1%**	4.6%-7.8%	4.0%-7.7%
Risk-free rate	**3.3%-6.1%**	3.2%-5.5%	3.1%-5.5%
Risk-margin	**0.9%-2.9%**	1.4%-3.0%	0.9%-2.9%
Cost of financial options and guarantees[3]	**–**	–	–
Cost of required capital in excess of statutory minimum[4]	**0.0%-3.0%**	0.0%-3.0%	0.0%-3.0%

[1] This is the risk discount rate that would be applicable on a traditional embedded value basis if the calculations did not allow for the time-value of options and guarantees and required capital in excess of the statutory minimum.
[2] Risk-margin is net of the risk allowance for the time-value of financial options and guarantees and for the required capital in excess of statutory minimum.
[3] This is the time-value of financial options and guarantees not allowed for in statutory reserves.
[4] This is the margin for the cost of holding required capital in excess of the statutory minimum.

12 Assumptions continued

Non-economic assumptions

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business include 36 per cent of the Group holding company expenses, with 14 per cent allocated to South Africa, 4 per cent allocated to United States and 18 per cent allocated to Europe.

- The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.

- No allowance has been made for future productivity improvements in the expense assumptions.

- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.

- The embedded value makes no provision for future development costs. However, provision is included within certain business units for project costs where these are known with sufficient certainty.

Required capital

- For the South Africa business, the required capital is calculated for each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business. The capital requirement, based on the discounted value of the maximum shareholder support required, is determined using a conditional tail expectation at the 97.5 percentile level. The required capital is invested in local equities, local cash and international cash. The asset allocation as at 30 June 2008 is 60, 33 and 7 per cent (six months ended 30 June 2007: 60, 33 and 7 per cent, 31 December 2007: 60, 33 and 7 per cent) respectively. In aggregate required capital is subject to a minimum of 130 per cent of the statutory capital requirement. The level of required capital was 136 per cent of the minimum statutory requirements as at 30 June 2008 (six months ended 30 June 2007: 137 per cent, 31 December 2007: 134 per cent).

- For the United States business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiple is 300 per cent (six months ended 30 June 2007: 260 per cent, 31 December 2007: 296 per cent) as at 30 June 2008. The required capital for Old Mutual (Bermuda) Limited is based on the level of capital considered by management appropriate to manage the business, which is calculated as 125 per cent of United States RBC calculated on local reserves, subject to a minimum of local statutory requirements. The required capital for Old Mutual Reassurance (Ireland) Limited is based on the level of capital considered by management appropriate to manage the business which is based on 125 per cent of the new Irish Capital Requirements. The required capital for the United States business is invested in fixed interest assets.

12 Assumptions continued

Required capital continued

> For the Europe businesses the required capital reflects the level of capital considered by management appropriate to manage the business, allowing for local minimum statutory requirements. In certain regions, for example Nordic, statutory capital is partially covered by the deferred acquisition costs which are implicitly included in the value of in-force business rather than the adjusted net worth. The required capital is invested in short and medium-term fixed interest assets. The required capital as a per cent of minimum statutory capital is 180 per cent for the United Kingdom, 73 per cent for Nordic, 200 per cent for the Isle of Man and ranging from 0 per cent to 139 per cent for the balance of Europe.

13 Sensitivity tests

The tables below for South Africa, United States and Europe show the sensitivity of the value of in-force at 30 June 2008 and the value of new business for the period ended 30 June 2008 to changes in the discount rate.

	30 June 2008	£m
	Value of in-force business	Value of new business
South Africa		
Central assumptions	**988**	**25**
Effect of:		
Central discount rate increasing by 1 per cent	**869**	**20**
United States		
Central assumptions	**451**	**26**
Effect of:		
Central discount rate increasing by 1 per cent	**404**	**21**
Europe		
Central assumptions	**2,678**	**61**
Effect of:		
Central discount rate increasing by 1 per cent	**2,510**	**49**

Appendix I

Old Mutual plc Economic Capital at 31 December 2007

The Old Mutual Group Economic Capital position (based on a target 'A' rating) as at 31 December 2007 is £4.6 billion. This compares favourably with the Available Financial Resources (AFR) of the Group of £7.9 billion and represents a solvency margin of 73%. The total diversification benefit, allowing for diversification both between and within regional businesses, is 39%.

This is the second time that Old Mutual has disclosed its Economic Capital position. In the first disclosure, as at 31 December 2006, Economic Capital stood at £4.1 billion. The corresponding AFR of the Group was £7.1 billion, giving an economic surplus of 73%.

Methodology

Old Mutual defines its Economic Capital requirement as the value of assets required to ensure that it can meet in full its obligations to policyholders and senior creditors at a 99.93% confidence level, which is the probability placed on a target A-rated bond not defaulting in the next year. Old Mutual has adopted a one-year Value-at-Risk approach, which is common market practice and is consistent with current Solvency II proposals.

The Old Mutual approach is to examine the impact of possible risk events on its economic balance sheet, by performing a number of stress tests (or "shocks"), where each shock has been calibrated to a 99.93% confidence level. A number of the more material risks (for example, interest rate risk and equity risk) are typically assessed using stochastic modelling, based on simulations obtained from an Economic Scenario Generator. Less material risks, and in particular, non-economic risks are modelled deterministically.

The calculated capital requirements for each risk are then combined using a correlation matrix to reflect the fact that all of the risks are not expected to occur simultaneously (i.e. are not perfectly correlated). The assumed correlations between each pair of risks are those that may occur under stressed scenarios, which may differ, typically adversely, from those that are exhibited under more normal conditions.

Available Financial Resources ("AFR")

The Group's AFR is defined as the value of assets held by the Group in excess of its economic liabilities, and which could be used over the coming year to meet its Economic Capital requirements. In principal, for banking, general insurance and asset management business, AFR is the initial Net Asset Value. For life business, AFR is the initial embedded value of the business.

For the purpose of assessing the Group's capital strength, cross-shareholdings between business units are unwound to remove 'double-counting' and to understand the capitalisation of each, in isolation, relative to its risk exposure.

Old Mutual companies included in the result

The following businesses are included in Old Mutual's Group Economic Capital figures.


Old Mutual Group
Africa
Europe
US
Rest of the World
SA Life
Namibia
Nedbank
Mutual & Federal
Old Mutual Investment Group (SA)
Skandia UK*
Skandia Nordic
Skandia Europe and Latin America
US Life†
US Asset Management+
Asia Pacific
Other
*Includes Old Mutual International
+Includes Old Mutual Asset Management (UK)
†Includes Old Mutual Bermuda

Risk Types

The Economic Capital requirement has been calculated through a detailed process of identifying, quantifying and aggregating the impact of risks across the Group's principal business units. Risks are classified into six categories – Market, Credit, Liability, Business, Operational, and Currency.

Nedbank has a different risk classification, based on Basel II, so these risks have been reclassified for inclusion within Old Mutual's aggregated Group results. The diagram below shows the breakdown of sub-risks by key risk category.


Group Economic Capital
Currency Risk
Market Risk
Equity Risk
Property Risk
Interest Rate Risk
Credit Risk
Default and Downgrade Risk
Spread Risk
Reinsurer Credit Risk
Liability Risk
Mortality Risk
Morbidity Risk
Catastrophe Risk
Longevity Risk
P & C Risk
Business Risk
Volume Risk
Lapse Risk
Expense Risk
Pricing Risk
Operational Risk

Definitions for each of the key risk categories are as follows:

Market Risk

This captures the worst case value change over the one-year time period as a result of changes in specified financial risk factors (for example, equity and real estate returns, and yield curve shifts), where the changes are applied to policyholder liabilities, assets backing these liabilities and the assets not directly backing these liabilities.

Credit Risk

This captures the worst case value change over the one-year time period as a result of credit defaults, rating changes and spread moves, where the changes are applied to fixed interest holdings and receivables of the company.

Liability Risk

This captures the worst case value change over the one-year time period as a result of fluctuations in current insurance claims experience and revisions to estimates of future insurance claims experience.

For life insurance, this relates to the fluctuations in the incidence of mortality, longevity, morbidity and insured accident and disability events.

For general insurance, this relates to the adequacy of existing reserves to meet claims arising from elapsed exposure periods, and of earned premiums over the scenario period to meet claims arising from that period of exposure (including claims arising from catastrophes).

Business Risk

This is the fundamental risk associated with 'being in business'. It captures the worst case value change over the one-year time period due to fluctuations in volume, margin, expenses and lapse experience (including only non-market related lapses).

Operational Risk

This captures the worst case value change over the one-year time period due to the occurrence of unexpected one-off events (internal or external) in relation to people, processes or systems. Examples include systems failure, process errors, control failures, fraud, litigation, staffing issues, regulatory breach and external disruption. Old Mutual has adopted a bottom-up scenario analysis through its business units to assess the capital to be held to mitigate this risk.

Group Currency Risk

We test the solvency of each region separately to the same Group standard, in order to ensure solvency on a standalone basis per region. In addition, we recognise the risk that exchange rates move adversely should capital be transferred across the Group. The Group diversification benefit is reduced accordingly to allow for this.

Liquidity Risk

This reflects the risk that Old Mutual does not have sufficient cash flow available to meet its financial obligations as they fall due. Group and business unit treasury teams monitor and control liquidity risk within the Old Mutual Group. An Economic Capital requirement is not calculated to meet this risk, since Old Mutual believes that holding capital is not an effective and efficient way to manage liquidity risk.

Limitations

Old Mutual recognises that the risks captured within an Economic Capital framework cannot capture all possible risks that may occur over the following 12 month period. In particular, the risk of capital loss owing to decisions yet to be taken, e.g. strategic risks, cannot realistically be modelled.

Our Economic Capital model is becoming increasingly robust. During the last year we have carried out a thorough review of risk coverage, assumptions and governance processes.

The results continue to show that a substantial margin exists between the Group AFR and Economic Capital requirement, supporting the view that the Group is strongly capitalised on an economic basis.

Group Results

Old Mutual's Group Economic Capital requirement as at 31 December 2007 is £4.6 billion. The corresponding AFR of the Group was £7.9 billion, giving an economic surplus of 73%.

As at 31 December 2006, Old Mutual's Group Economic Capital stood at £4.1 billion, when the AFR of the Group was £7.1 billion – also giving an economic surplus of 73%.

The progression of these financial results is as follows:


7.1
73%
4.1
7.9
73%
4.6
Dec-06
Dec-07
■ EC □ Surplus
(£ billions)

Economic Capital has increased from 2006 to 2007 largely due to enhanced recognition of the underlying risk profile, updates in assumptions and revised methodology.

AFR has increased largely due to an increase in retained earnings.

The results confirm that the Group is strongly capitalised on an economic basis. A comfortable surplus also exists within each of our South African, US and European regions, meaning that the Group is not reliant for its economic solvency on the need to transfer capital between geographies.

The Economic Capital requirement is split as follows:

Group EC (pre-diversified) split by risk type


Operational
10%
Liability
5%
Market
43%
Credit
21%
Business
21%

Group EC (pre-diversified) split by region


RoW
2%
Europe
30%
South Africa
47%
United
States
21%

Market risk represents the largest element of group Economic Capital split by risk type. This includes the impact of both assets backing policyholder liabilities and shareholder assets. Liability risks constitute relatively little of the Group Economic Capital since they are relatively weakly correlated with other risks. The mix of other risks is well spread.

The pre-diversified Economic Capital split by region remains broadly unchanged from the 2006 position.

Diversification benefit

Old Mutual benefits from the diversification of its Group business segments and the territories in which it operates. Consequently the Group Economic Capital requirement is lower than the sum of the standalone Economic Capital requirements of the separate business units.

This diversification benefit of 39% as at 31 December 2007 arises since risks in different business units are highly unlikely to crystallise at exactly the same time and because of the benefit of operating in diverse territories. If the diversification benefit had been defined as only diversification across but not within business units, the resultant figure would have been 17% as at 31 December 2007.

Ongoing developments

Old Mutual continues to refine its Economic Capital methodology in line with emerging best practice, and looks for ways to make enhancements to its models in order to further improve the robustness of the results being produced. The stress tests applied in calculating Economic Capital are regularly reviewed and revised if necessary.

The European Commission is continuing to develop its Solvency II framework for insurance companies and Old Mutual monitors developments in line with emerging Solvency II practice. Significant developments are fed back into Old Mutual's Economic Capital models, and Old Mutual continues to prepare for Solvency II.

How does Old Mutual use Economic Capital

Old Mutual is increasingly using Economic Capital in a number of ways to inform business decisions and actions.

Economic Capital plays a significant role in risk monitoring and control in the Group, providing the key measurement tool used in Old Mutual's developing risk appetite framework. The risk appetite framework will set targets and monitor risk exposures for capital at risk, earnings at risk, cash flow at risk and operational risk at both business unit and group level.

Old Mutual uses Economic Capital to measure and monitor performance of business units allowing for risk and the cost of Economic Capital required to support that risk. The 2009-2011 business plans will contain both projected Economic Capital and risk-adjusted performance targets for each business unit for the first time.

Old Mutual is currently making good progress in implementing a market-consistent methodology for the calculation of its Embedded Value for the year ending 31st December 2008. As part of the revised methodology, Economic Capital will form an input into the required capital and non-hedgeable risk components of the market-consistent Embedded Value.

Economic Capital is also playing an increasingly important role in risk-based pricing across the Group, with a number of examples where Economic Capital is one measure on which metrics for new product development and pricing are based.

Business units within the Group have also started considering Economic Capital in decisions around reinsurance retention levels.

Governance

Economic Capital at Old Mutual is measured, monitored and reported under a rigorous governance process involving senior executives as well as the Board. The diagram overleaf shows the sign-off process for the setting of Group Economic Capital policy and assumptions and the production of results.


Group Audit Committee & Board
Group Finance Director
Group Capital Management Committee
Group Finance Director
Economic Capital Implementation Committee
Group Chief Actuary
Group Actuarial Function
Group Risk Function
CFO / CRO / Chief Actuary
Business Unit

The Group Economic Capital methodology provides a framework to establish a common yardstick for measuring and managing risk and capital. This methodology is intended as a foundation, based on which each business unit has its own methodology, consistent with the Group framework.

The Chief Financial Officer of each business unit and at Group level, with assistance from the Chief Risk Officer and Chief Actuary as appropriate, has responsibility for the ownership and sign-off of Economic Capital requirements.

The Group Actuarial function is responsible for recommending assumption changes to the Economic Capital Implementation Committee[1], reviewing and challenging business unit submissions and producing the aggregated Group result and associated reports. The Group result is signed off by the Economic Capital Implementation Committee and ultimately the Group Audit Committee and Board. The Group Risk function is responsible for agreeing the methodology for assessing operational risk and reviewing business unit operational risk assessments. The Group Actuarial and Group Risk functions also advise the Economic Capital Implementation Committee in setting policy for the Group.

Economic Capital results are also reported to the Group Capital Management Committee, chaired by the Group Finance Director.

[1] *The committee is chaired by the Group Finance Director, and including the Group Risk Director, Group Chief Actuary and business unit CFOs as members*

Ref: 133/08

6 August 2008

Interim Dividend for the six months ended 30 June 2008
(No. 18)

The Directors of Old Mutual plc have declared an interim dividend for the six months ended 30 June 2008 of 2.45p per share to be paid on Friday, 28 November 2008.

The record date for this dividend payment is the close of business on Friday, 7 November 2008 for all the Exchanges where the Company's shares are listed. The last days to trade cum-dividend on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges will be Friday, 31 October 2008 and Tuesday, 4 November 2008 for the London Stock Exchange. The shares will trade ex-dividend from the opening of business on Monday, 3 November 2008 on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges and from the opening of business on Wednesday, 5 November 2008 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Kronor (SEK). Local currency equivalents of the dividend, for all five territories, will be determined by the Company using exchange rates prevailing at close of business on Thursday, 16 October 2008 and will be announced by the Company on Friday, 17 October 2008.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 3 November 2008 and Friday, 7 November 2008, both dates inclusive, and transfers between the registers may not take place during that period.

End

Enquiries

Investor Relations		
Mary Jackets	UK	+44 (0)20 7002 7149
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+ 27 (0) 21 509 8709
Media		
Matthew Gregorowski	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+27 (0)82 553 7980

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

Joint Media Release

Brussels, Utrecht, London, 21 August 2008

FORTIS TO SELL ABN AMRO TEDA SHARE TO OLD MUTUAL

Fortis Bank SA/NV ("Fortis"), Old Mutual plc ("Old Mutual") and Tianjin TEDA Investment Holding Co., Ltd ("TEDA") have entered into an agreement for Old Mutual to acquire the 49% stake that Fortis holds in ABN AMRO TEDA Fund Management Co., Ltd ("AATEDA"), a major Chinese asset management joint venture, for a cash consideration of approximately EUR 165 million.

AATEDA is a leading fund management company in the People's Republic of China ("PRC") founded in 2002, 49% owned by ABN AMRO Asset Management (Asia) Limited since 2003 – recently acquired by Fortis – and 51% by a PRC company controlled by TEDA, a large PRC investment company owned by the city of Tianjin. As of 30 June 2008, its assets under management amount to RMB 21.1 billion (EUR 2.05 billion).

The sale is the result of regulatory compliance following Fortis's acquisition in April 2008 of the asset management business of ABN AMRO Group, and is subject to approval by the China Securities Regulatory Commission (CSRC) and relevant government authorities.

Lex Kloosterman, member of the Fortis Group Executive Committee and responsible for Asset Management commented: "Due to regulatory requirements of the PRC, we had to sell one of two very successful companies, namely Fortis Haitong or ABN AMRO TEDA Fund Management. TEDA supported the choice for Old Mutual as a buyer for AATEDA and Old Mutual is committed to further developing the company, hand in hand with TEDA. Given the very good relationship we enjoy with TEDA and the JV, we are happy to have an agreement with both TEDA and Old Mutual in the best interests of all stakeholders."

Old Mutual's Asia Pacific President Steffen Gilbert said the Joint Venture would play a significant role in developing the Group's international strategy. "This is a rare opportunity to buy a sizeable stake in a well established and well managed asset management business in the region. We have been impressed by the JV's management team and the achievements they have made.

This partnership establishes Old Mutual's presence in the Chinese asset management market and lays the foundations for Old Mutual Group's further expansion in Asia. The company's existing retail and institutional clients and partners will continue to benefit from the Joint Venture's growing expertise. Old Mutual will bring high levels of innovation and product development, global and emerging market fund management expertise and training, which will build on the valuable progress made to date and take the Joint Venture to the next level in its development into an international asset manager."

The transaction will not have a material impact on the Fortis net profit per share and is expected to provide solvency relief of approximately half of the cash consideration.

OLD MUTUAL

Further information:

Fortis is an international provider of banking and insurance services to personal, business and institutional customers. We deliver a total package of financial products and services through our own high-performance channels and via intermediaries and other partners. Fortis ranks among Europe's top 20 financial institutions. We have a presence in over 50 countries and a dedicated, professional workforce of more than 65,000. All this makes us a leader in financial services in Europe, a top 3 private banker and a top tier asset manager. More information is available at www.fortis.com

Old Mutual is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others. In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees. For further information on Old Mutual plc, please visit the corporate website at www.oldmutual.com

Fortis Press Contacts:
Brussels: +32 (0)2 565 35 84 *Utrecht:* +31 (0)30 226 32 19
Fortis Investor Relations:
Brussels: +32 (0)2 565 53 78 *Utrecht:* +31 (0)30 226 65 66

Old Mutual Media Contacts:
Hong Kong: +852 3166 9003
London: +44 (0)20 7251 3801
Old Mutual Investor Relations:
London: +44 (0)20 7002 7367
South Africa: +27 (0)82 810 5672

Ref 138/08

10 September 2008

Update on Old Mutual US Life

At the interims in August 2008, Old Mutual plc ("Old Mutual") announced a strengthening of reserves in its US Life business to reflect the impact of volatile equity markets on variable annuity product guarantees. Continuing market volatility and a significant strengthening of the US dollar have led to a further increase in the costs associated with the guaranteed benefits on these variable annuity contracts. Old Mutual has therefore recognised additional guarantee reserves of $155 million. Under current group accounting policy, $93 million of this will be taken through adjusted operating profits reflecting the ineffective portion of the hedge and the remaining $62 million will be recognised in adjusted operating profits over five years.

Separately, the announcement on 7 September 2008 that the US Government has placed Fannie Mae and Freddie Mac in conservatorship has resulted in a sharp fall in the market value of the preferred stock of these companies. This has led to a write down of around $135 million in the value of the preferred stock in these companies held by the Old Mutual US Life business. Under the Old Mutual group accounting policy, this write down will be taken through adjusted operating profits over five years.

As calculated today, these two charges are likely to result in a combined impact for 2008 of 1.2p per share on adjusted operating EPS (IFRS basis) and 2.9p per share on basic EPS (IFRS basis) and adjusted operating EPS (EEV basis), as there is unlikely to be any tax credit associated with these charges.

A number of actions have been underway with the aim of limiting Old Mutual Bermuda's exposure to the guarantees, including withdrawing products, currency hedging, improved fund mapping to reduce basis risk and reviewing options available to de-risk the in-force book through various corporate actions. Whilst this work has made good progress, it will take some time before the benefits from these actions are realised. In the meantime, if market conditions remain adverse, it is likely that further reserve strengthening will be required. The Board has therefore decided to set aside a further $250 million of capital to support the ongoing capital needs of the Bermuda business. The Board expects to inject some or all of this capital by the end of the year, depending on business performance in the light of actual market conditions.

Following the preference share write downs in the US Life business, we are reviewing the options we have to ensure that the US Life business continues to be appropriately capitalised.

Apart from the US Life business, the rest of the Old Mutual's businesses continue to perform in line with our expectations at the time of the interims on 6 August 2008.

A conference call for analysts and investors will be held this morning. Details are set out below. Please quote conference call ID: 64092649

Time:	8.00am UK time
UK dial-in:	0800 694 0257
US dial-in:	1866 966 9439
South Africa dial-in:	0800 980 759

Playback is available until 23 September 2008, access code: 64092649#

UK:	0800 953 1533
US:	1866 247 4222
International:	+44 (0) 1452 55 0000

OLD MUTUAL

Enquiries

Investor Relations

Mary Jackets	UK	+44 (0)20 7002 7149
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672

Media

Matthew Gregorowski	UK	+44 (0)20 7002 7133
Mike Smith	UK (Finsbury)	+44 (0)20 7251 3801
Brian Cattell	UK (Finsbury)	+44 (0)20 7251 3801

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

For further information on Old Mutual plc, please visit the corporate website at www.oldmutual.com

Forward-looking statements

Ref 139/08

10 September 2008

New Chief Executive Appointed

Old Mutual plc today announces that Jim Sutcliffe, Chief Executive, has decided to step down with immediate effect. The Board has accepted his resignation.

Julian Roberts has been appointed as the new Chief Executive. Julian has been Chief Executive of Skandia since February 2006 and before that Group Finance Director of Old Mutual plc.

Chris Collins, Chairman of Old Mutual plc, said: "On behalf of the Board, I would like to express our thanks for the great contribution Jim has made to the Group over the past eight years. We wish him well for the future. We are fortunate in having an executive of the calibre of Julian, who is familiar with both the industry and the Company. This broad experience means he is very well qualified for the job."

Julian Roberts said: "Old Mutual is a great company with fantastic potential but also a number of challenges, which I look forward to tackling."

Enquiries

Investor Relations		
Mary Jackets	UK	+44 (0)20 7002 7149
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
Matthew Gregorowski	UK	+44 (0)20 7002 7133
Mike Smith	UK (Finsbury)	+44 (0)20 7251 3801
Brian Cattell	UK (Finsbury)	+44 (0)20 7251 3801

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

For further information on Old Mutual plc, please visit the corporate website at www.oldmutual.com

Julian Roberts BA, FCA, MCT

Julian Roberts has been Chief Executive Officer of Skandia since February 2006. He joined the Old Mutual Group in August 2000 as Group Finance Director.

Julian qualified as an accountant at PricewaterhouseCoopers in 1983, and moved into the insurance industry, working for C E Heath, in 1987.

In 1993 he became Director and Chief Financial Officer of Aon UK Holdings Limited. Whilst at Aon he led the due diligence process and successful purchase and integration of four major insurance broking businesses.

Julian left Aon in 1998 to join Sun Life & Provincial Holdings plc as its Group Finance Director prior to its acquisition of Guardian Royal Exchange plc. He was involved in the financing of this transaction and its integration.

Whilst studying Accountancy and Business Law at the University of Stirling in Scotland Julian met his wife Marion, and together they have three sons and a daughter. He is passionate about sports and enjoys playing golf and supporting his children at their rugby, football and hockey fixtures.

Forward-looking statements

This announcement or presentation may contain certain forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or presentation or any other forward-looking statements that it may make.

Ref 140/08

10 September 2008

Clarification

Refers to this mornings announcement entitled "Update on Old Mutual US Life"

Old Mutual wishes to clarify that the two charges are likely to result in a combined impact for 2008 of 1.2p per share on adjusted operating EPS (IFRS basis) and 2.9p per share on basic EPS (IFRS basis) and Embedded Value per share (rather than adjusted operating EPS (EEV basis)), as there is unlikely to be any tax credit associated with these charges.

The full announcement is noted below.

At the interims in August 2008, Old Mutual plc ("Old Mutual") announced a strengthening of reserves in its US Life business to reflect the impact of volatile equity markets on variable annuity product guarantees. Continuing market volatility and a significant strengthening of the US dollar have led to a further increase in the costs associated with the guaranteed benefits on these variable annuity contracts. Old Mutual has therefore recognised additional guarantee reserves of $155 million. Under current group accounting policy, $93 million of this will be taken through adjusted operating profits reflecting the ineffective portion of the hedge and the remaining $62 million will be recognised in adjusted operating profits over five years.

Separately, the announcement on 7 September 2008 that the US Government has placed Fannie Mae and Freddie Mac in conservatorship has resulted in a sharp fall in the market value of the preferred stock of these companies. This has led to a write down of around $135 million in the value of the preferred stock in these companies held by the Old Mutual US Life business. Under the Old Mutual group accounting policy, this write down will be taken through adjusted operating profits over five years.

As calculated today, these two charges are likely to result in a combined impact for 2008 of 1.2p per share on adjusted operating EPS (IFRS basis) and 2.9p per share on basic EPS (IFRS basis) and Embedded Value per share, as there is unlikely to be any tax credit associated with these charges.

A number of actions have been underway with the aim of limiting Old Mutual Bermuda's exposure to the guarantees, including withdrawing products, currency hedging, improved fund mapping to reduce basis risk and reviewing options available to de-risk the in-force book through various corporate actions. Whilst this work has made good progress, it will take some time before the benefits from these actions are realised. In the meantime, if market conditions remain adverse, it is likely that further reserve strengthening will be required. The Board has therefore decided to set aside a further $250 million of capital to support the ongoing capital needs of the Bermuda business. The Board expects to inject some or all of this capital by the end of the year, depending on business performance in the light of actual market conditions.

Following the preference share write downs in the US Life business, we are reviewing the options we have to ensure that the US Life business continues to be appropriately capitalised.

Apart from the US Life business, the rest of the Old Mutual's businesses continue to perform in line with our expectations at the time of the interims on 6 August 2008.

A conference call for analysts and investors will be held this morning. Details are set out below. Please quote conference call ID: 64092649

Time: 8.00am UK time

UK dial-in:	0800 694 0257
US dial-in:	1866 966 9439
South Africa dial-in:	0800 980 759

Playback is available until 23 September 2008, access code: 64092649#

UK:	0800 953 1533
US:	1866 247 4222
International:	+44 (0) 1452 55 0000

Enquiries

Investor Relations

Mary Jackets	UK	+44 (0)20 7002 7149
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672

Media

Matthew Gregorowski	UK	+44 (0)20 7002 7133
Mike Smith	UK (Finsbury)	+44 (0)20 7251 3801
Brian Cattell	UK (Finsbury)	+44 (0)20 7251 3801

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

For further information on Old Mutual plc, please visit the corporate website at www.oldmutual.com

Forward-looking statements

This announcement or presentation may contain certain forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or presentation or any other forward-looking statements that it may make.

Ref 142/08

17 September 2008

Old Mutual statement on exposure to Lehman Brothers

The announcement on 15 September 2008 that Lehman Brothers Holdings Inc. ("Lehman") has filed for Chapter 11 bankruptcy protection in the US has resulted in a sharp fall in the market value of Lehman's debt and equity securities. In relation to shareholder funds:

- Old Mutual Group ("Old Mutual") does not hold common equity in Lehman.

- Old Mutual US Life ("US Life") has counterparty exposure to Lehman through derivatives contracts and securities lending transactions. These exposures are either collateralised or on bankruptcy remote entities. The effect of unwinding these transactions is not expected to have a material impact on Old Mutual's earnings or capital position.

- As of 12 September 2008, US Life had a total general account fixed income exposure of $50 million senior unsecured debt exposure and $5.7 million of collateralised derivatives exposure. These exposures are not material within the context of Old Mutual.

Enquiries

Investor Relations		
Mary Jackets	UK	+44 (0)20 7002 7149
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
Matthew Gregorowski	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+44 (0)78 3414 5959

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

Forward-looking statements

This announcement or presentation may contain certain forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or presentation or any other forward-looking statements that it may make.

Ref 144/08

18 September 2008

Old Mutual releases details of exposure to American International Group

As at close of business on 15 September 2008, Old Mutual Group ("Old Mutual") had exposure of $237 million to American International Group, Inc ("AIG") and related subsidiaries. In relation to shareholder funds:

- Old Mutual does not hold common equity in AIG.

- Old Mutual US Life ("US Life") has exposure of $76 million to senior debt, $84 million to Insurance policies, and $77 million to subordinated and hybrid debt. Old Mutual has no derivative exposure to AIG.

- Old Mutual has minimal reinsurance exposure with AIG.

Old Mutual continues to monitor developments in the markets closely, with risk management procedures, credit and capital controls continuing to ensure Old Mutual has a strong balance sheet and sound capital position.

Enquiries

Investor Relations		
Mary Jackets	UK	+44 (0)20 7002 7149
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
Matthew Gregorowski	UK	+44 (0) 20 7002 7133
Mike Smith	UK (Finsbury)	+44 (0) 20 7251 3801
Brian Cattell	UK (Finsbury)	+44 (0) 20 7251 3801
Nad Pillay	SA	+44 (0)78 3414 5959

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

OLD MUTUAL

Forward-looking statements

This announcement or presentation may contain certain forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or presentation or any other forward-looking statements that it may make.

Ref 145/08

29 September 2008

New Chief Executive Officer in US Life Business

Old Mutual plc ("Old Mutual" or the "Group") today announces that Chris Chapman has been appointed Chief Executive Officer of the Group's US Life business with immediate effect.

This follows the resignation of former Chief Executive Officer, Bruce Parker, who will remain available to Old Mutual on an advisory basis.

Mr Chapman has a wealth of experience in the life insurance industry and, in particular, in managing turnaround situations. This included seven years at North Central Life Insurance Company in the US as President, Chief Operating Officer and latterly Chief Executive Officer, where he successfully led a re-engineering of the business and sold it to American General in 2000.

Subsequent to that he has held a number of senior posts including Chief Executive Officer of Carefree Capital, a US-based private equity firm specialising in turnaround opportunities, management consult to SwissRe, AdminRe and Windsor Life Assurance Company, Director of Strategic Change at Resolution Life and Managing Director of CSC Financial Services Group.

Commenting on this appointment, Julian Roberts, Group Chief Executive said:

"I am delighted that an individual with Chris's calibre, skills and experience has agreed to take on this most important role for the Group. He adds significant further experience to the team already dedicated to addressing the US Life issues and we have every confidence in his ability to lead the business through this difficult time."

For further information on Old Mutual plc, please visit the corporate website at www.oldmutual.com

Enquiries

Investor Relations		
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
Matthew Gregorowski	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+44 (0)20 7002 7237
Finsbury		
Brian Cattell	UK	+44 (0)20 7251 3801

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the Americas, Africa and Asia-Pacific. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

END

OLD MUTUAL